     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1997

                                                    REGISTRATION NO. 333-27471

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              --------------------


                                INGRAM MICRO INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Delaware                                 5045                               62-1644402
   (State or other jurisdiction of          (Primary Standard Industrial                (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification No.)


                            1600 E. ST. ANDREW PLACE
                               SANTA ANA, CA 92705
                                 (714) 566-1000
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          JAMES E. ANDERSON, JR., ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                INGRAM MICRO INC.
                            1600 E. ST. ANDREW PLACE
                               SANTA ANA, CA 92705
                                 (714) 566-1000
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

                              --------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                   PROSPECTUS
                             (SUBJECT TO COMPLETION)

                                INGRAM MICRO INC.

                              CLASS A COMMON STOCK

                                3,275,327 SHARES

                     (1,270,327 SHARES BY INGRAM MICRO INC.
         1,900,000 SHARES BY INGRAM THRIFT PLAN, AS SELLING STOCKHOLDER
              65,000 SHARES BY INGRAM MICRO THRIFT PLAN, AS SELLING
            STOCKHOLDER 40,000 SHARES BY INGRAM ENTERTAINMENT THRIFT
                          PLAN, AS SELLING STOCKHOLDER)

                              --------------------

     THIS PROSPECTUS RELATES TO THE OFFER AND SALE OF UP TO 1,270,327 SHARES OF THE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "CLASS A COMMON STOCK"), OF INGRAM MICRO INC. ("INGRAM MICRO" OR THE "COMPANY") AT VARIOUS PRICES PURSUANT TO THE INGRAM MICRO INC. 1996 ROLLOVER STOCK OPTION PLAN (THE "PLAN"). PLEASE SEE THE SUMMARY OF THE PLAN BEGINNING ON PAGE 19 AND THE FULL TEXT OF THE PLAN BEGINNING ON PAGE A-1.


     Holders of Options (as defined herein) may not exercise such Options unless the Company has available a current final prospectus with respect to the shares issuable upon exercise of such Options. The Company has agreed, as part of the Split-Off (as defined herein), to keep this Prospectus available for a period of 30 days from the date of this Prospectus (or until July __, 1997). The Committee (as defined herein) has considerable discretion in determining whether to allow the exercise of any particular Option. On March 24, 1997, the Company filed with the Securities and Exchange Commission a registration statement on Form S-8 relating to shares issuable upon exercise of Options held by employees of the Company. In addition, the Company has agreed that, as soon as practicable after it becomes eligible to use Form S-3 (generally one year after the effectiveness of the registration statement relating to the Company's initial public offering in November 1996 (the "IPO")), it will file with the Securities and Exchange Commission and keep effective until no Options remain outstanding, a registration statement on Form S-3 relating to all shares issuable upon exercise of Options, other than those covered by the registration statement on Form S-8 referred to above. Holders of Options who are not employees of the Company will not have the ability to exercise Options after the date on which this Prospectus is no longer available, until such time as a registration statement on Form S-3 relating to shares issuable upon exercise of such Options has been filed and declared effective by the Securities and Exchange Commission. See "The Plan--Exercise of Options" for a more complete discussion of the Company's obligations with respect to additional registration statements and other related matters.


     IN ADDITION, THIS PROSPECTUS RELATES TO THE OFFER AND SALE FROM TIME TO TIME BY THE INGRAM THRIFT PLAN ("II THRIFT PLAN"), THE INGRAM MICRO THRIFT PLAN ("IM THRIFT PLAN"), AND THE INGRAM ENTERTAINMENT THRIFT PLAN ("IE THRIFT PLAN"), AS SUCCESSORS TO THE INGRAM THRIFT PLAN, OF A TOTAL OF 1,900,000 SHARES, 65,000 SHARES, AND 40,000 SHARES, RESPECTIVELY, OF CLASS A COMMON STOCK OF THE COMPANY. II THRIFT PLAN, IM THRIFT PLAN AND IE THRIFT PLAN ARE SOMETIMES EACH REFERRED TO HEREIN INDIVIDUALLY AS A "THRIFT PLAN" AND COLLECTIVELY AS THE "THRIFT PLANS." THE THRIFT PLANS, DEFINED CONTRIBUTION PLANS INTENDED TO QUALIFY UNDER SECTION 401(A) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), CURRENTLY OWN AN AGGREGATE OF 9,237,000 SHARES OF CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "CLASS B

COMMON STOCK"), (WHICH ARE AUTOMATICALLY CONVERTIBLE INTO SHARES OF CLASS A COMMON STOCK UPON SALE) ISSUED TO THE INGRAM THRIFT PLAN IN NOVEMBER 1996 PURSUANT TO A REORGANIZATION OF THE COMPANY THAT INCLUDED THE INITIAL PUBLIC OFFERING OF THE COMPANY'S CLASS A COMMON STOCK, AMONG OTHER ELEMENTS. SUCH SHARES WERE DISTRIBUTED TO THE THRIFT PLANS IN JANUARY 1997 IN CONNECTION WITH THE ESTABLISHMENT OF INDIVIDUAL THRIFT PLANS FOR EACH OF THE COMPANY, INGRAM INDUSTRIES INC., AND INGRAM ENTERTAINMENT INC. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SUCH SHARES OFFERED HEREBY.

     The Thrift Plans directly or through agents, brokers, dealers or underwriters designated from time to time, may sell shares of the Class A Common Stock from time to time, on terms to be determined at the time of sale. To the extent required, the specific number of shares to be sold, the purchase price and public offering price, the names of any resale agent, dealer or underwriter, and the terms and amount of any applicable commission or discount with respect to a particular offer will be set forth in a Prospectus Supplement and/or post-effective amendment to the registration statement of which this Prospectus forms a part. See "Plan Of Distribution."

     The Thrift Plans and any such agents, brokers, dealers or underwriters may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Class A Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has agreed to bear all expenses of registration of the Class A Common Stock under federal and state securities laws and to indemnify the Thrift Plans and such agents, brokers, dealers, and underwriters against certain civil liabilities, including certain liabilities under the Securities Act.


     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "IM." On June 10, 1997, the last reported sale price of the Class A Common Stock on the New York Stock Exchange Composite Tape was $24.00 per share.


                              --------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISKS
           ASSOCIATED WITH THIS OFFERING (THE OFFERING BY THE COMPANY
                      AND THE OFFERINGS BY THE THRIFT PLANS
                          ARE COLLECTIVELY REFERRED TO
                           HEREIN AS "THE OFFERING").

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NO SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                                 June __, 1997

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              --------------------

                                TABLE OF CONTENTS

                              --------------------

                                                                       Page
                                                                       ----
Prospectus Summary....................................................    5
Risk Factors..........................................................    8
The Company...........................................................   17
Restrictions on Resale................................................   18
The Plan..............................................................   19
Federal Income Tax Considerations Relating to the Plan................   22
ERISA.................................................................   22
Use of Proceeds.......................................................   23
Dividend Policy ......................................................   23
Price Range of Common Stock and Related Stockholder Matters ..........   23
Capitalization........................................................   24
Selected Consolidated Financial Data..................................   25
Management's Discussion and Analysis
  of Financial Condition and Results of Operations....................   26
Business..............................................................   36
Management............................................................   48
Certain Transactions..................................................   59
The Split-Off and the Reorganization..................................   60
Selling Stockholders..................................................   65
Principal Stockholders................................................   66
Description of Capital Stock..........................................   68
Shares Eligible for Future Sale.......................................   72
Certain U.S. Federal Income Tax Considerations........................   73
Plan of Distribution..................................................   75
Legal Matters.........................................................   76
Experts...............................................................   76
Additional Information................................................   77
Index to Consolidated Financial Statements............................  F-1
Ingram Micro Inc. Rollover Stock Option Plan..........................  A-1

     This Prospectus forms a part of a registration statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission"). The Company has registered on such registration statement a number of shares equal to the number of shares issuable upon exercise of Options ("Options") to purchase shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), under the Ingram Micro Inc. Rollover Stock Option Plan during the period in which it expects this Prospectus to be available. This document contains additional information about the Plan for use by holders of Options in determining whether to purchase shares of Class A Common Stock pursuant to the Plan. The discussion of the Plan beginning on page 19 is a general summary only. Please refer to the complete text of the Plan beginning on page A-1, and, if applicable, the Option Agreement. Capitalized terms not separately defined in this Prospectus have the meanings set forth in the Plan. Additional information regarding the Plan and its administrators may be obtained from Matthew Sauer, Ingram Micro Inc., 1600 East St. Andrew Place, Santa Ana, California 92705 (telephone number: (714) 566-1000).

                              --------------------

     Ingram Micro and the Ingram Micro logo are registered trademarks of the Company. Ingram Alliance, IMpulse, "Leading the Way in Worldwide Distribution," and "Partnership America" are trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

                              --------------------

     Unless the context otherwise requires, the "Company" or "Ingram Micro" refers to Ingram Micro Inc., a Delaware corporation, and its consolidated subsidiaries. The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. Unless the context otherwise requires, references in this Prospectus to "1992," "1993," "1994," "1995," and "1996"
represent the fiscal years ended January 2, 1993 (53 weeks), January 1, 1994 (52 weeks), December 31, 1994 (52 weeks), December 30, 1995 (52 weeks), and December 28, 1996 (52 weeks), respectively. The Company's next 53-week fiscal year will be fiscal year 1997.

                              --------------------

                   SAFE HARBOR FOR FORWARD-LOOKING INFORMATION


     In connection with the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company, in its Annual Report on Form 10-K for the year ended December 28, 1996 (the "Company's 1996 Form 10-K"), outlined cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. The factors identified in the Company's 1996 Form 10-K include, but are not limited to, the following: intense competition, narrow margins, fluctuations in quarterly results, the capital intensive nature of the Company's business, management of growth, the Company's dependence on information systems, exposure to foreign markets, dependence on key suppliers, acquisitions, risk of declines in inventory value, dependence on independent shipping companies and rapid technological change. Any forward-looking statements made within this Prospectus and Registration Statement should be considered in conjunction with the information included in the Company's 1996 Form 10-K (including
Exhibit 99.01 thereto, which is also incorporated by reference as
Exhibit 99.01 to this Registration Statement). In addition, certain related information is contained herein under "Risk Factors."

                              --------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OR OTHER SECURITIES OF THE COMPANY. SPECIFICALLY, UNDERWRITERS, IF ANY, ENGAGED BY THE THRIFT PLANS, MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                   THE COMPANY

     Ingram Micro is the leading wholesale distributor of microcomputer products and services worldwide. The Company markets microcomputer hardware, networking equipment, and software products to more than 100,000 reseller customers in approximately 120 countries worldwide. Ingram Micro distributes microcomputer products through warehouses in eight strategic locations in the continental United States and 22 international distribution centers located in Canada, Mexico, most countries of the European Union, Norway, Malaysia, and Singapore. The Company believes that it is the market share leader in the United States, Canada, and Mexico, and the third largest full-line distributor in Europe. In 1996, approximately 31% of the Company's net sales were derived from operations outside the United States. Ingram Micro offers one-stop shopping to its reseller customers by providing a comprehensive inventory of more than 100,000 distinct items from over 1,100 suppliers, including most of the microcomputer industry's leading hardware manufacturers, networking equipment suppliers, and software publishers. The Company's suppliers include Apple Computer, Cisco Systems, Compaq Computer, Creative Labs, Hewlett-Packard, IBM, Intel, Microsoft, NEC, Novell, Quantum, Seagate, 3Com, Sun Microsystems, Toshiba, and U.S. Robotics.

     The Company conducts business with most of the leading resellers of microcomputer products around the world, including, in the United States, CDW Computer Centers, CompuCom, CompUSA, Computer City, Electronic Data Systems, En Pointe Technologies, Entex Information Services, GE Capital Information Technologies Solutions, Micro Warehouse, Sam's Club, Staples, and Vanstar. The Company's reseller customers outside the United States include Complet Data A/S, Consultores en Diagnostico Organizacional y de Sistemas, DSG Retail Ltd., 06 Software Centre Europe, B.V., GE Capital Technologies, Jump Ordenadores, Maxima S.A., Norsk Datasenter, Owell Svenska AB, SNI Siemens Nixdorf Infosys AG, and TC Sistema SPA.

     The Company has grown rapidly over the past four years, with net sales and net income increasing to $12.0 billion and $110.7 million, respectively, in 1996 from $2.7 billion and $31.0 million, respectively, in 1992, representing compound annual growth rates of 44.8% and 37.5%, respectively. The Company's growth during this period reflects substantial expansion of its existing domestic and international operations, resulting from the addition of new customers, increased sales to the existing customer base, the addition of new product categories and suppliers, and the establishment of Ingram Alliance, the Company's master reseller business launched in late 1994, as well as the successful integration of ten acquisitions worldwide. Because of intense price competition in the microcomputer products wholesale distribution industry, the Company's margins have historically been narrow and are expected in the future to continue to be narrow. In addition, the Company has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business.

     Prior to the Split-Off (as defined herein), the Company was a subsidiary of Ingram Industries Inc. ("Ingram Industries"). Immediately prior to the closing of the IPO, Ingram Industries consummated the Split-Off. See "The Company" and "The Split-Off and the Reorganization."

                                  THE OFFERING

Class A Common Stock offered:

     Class A Common Stock offered by the Company...................     1,270,327 Shares

     Class A Common Stock offered by Thrift Plans (1):

          Class A Common Stock offered by the II Thrift Plan.......     1,900,000 Shares

          Class A Common Stock offered by the IM Thrift Plan.......        65,000 Shares

          Class A Common Stock offered by the IE Thrift Plan.......        40,000 Shares

               Total offered by the Company and the Thrift Plans...     3,275,327 Shares

Common Stock to be outstanding after this offering (2):

     Class A Common Stock...........................................   29,062,106 Shares

     Class B Common Stock(3)........................................  107,038,762 Shares

             Total..................................................  136,100,868 Shares

Voting rights:

     Class A Common Stock...........................................  One vote per share

     Class B Common Stock........................................... Ten votes per share

NYSE Symbol.........................................................  IM

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                    (in millions, except earnings per share)

                                                    FISCAL YEAR                              THIRTEEN WEEKS ENDED
                             ----------------------------------------------------------   ---------------------------
                                                                                           MARCH 30,      MARCH 29,
                               1992        1993        1994        1995         1996          1996           1997
                             ----------  ----------  ---------   ----------  -----------   -----------    -----------
INCOME STATEMENT DATA:
Net sales..................   $2,731.3    $4,044.2   $5,830.2    $8,616.9    $12,023.5      $2,752.7        $3,650.0
Gross profit...............      227.6       329.6      439.0       605.7        812.4         186.6           234.7
Income from operations...         68.9       103.0      140.3       186.9        247.5 (4)      54.9 (4)        78.8 (4)
Net income(5)..............       31.0        50.4       63.3        84.3        110.7 (4)      23.8 (4)        40.4 (4)
Earnings per share.........       0.26        0.41       0.52        0.69         0.88 (4)      0.20 (4)        0.28 (4)
Weighted average common
   shares outstanding(6)...      121.4       121.4      121.4       121.4        125.4         121.4           145.4

                                                                           MARCH 29, 1997(7)
                                                                           ------------------
     BALANCE SHEET DATA:
     Working capital......................................................      $1,176.6
     Total assets.........................................................       3,744.0
     Total debt(8)........................................................         508.5
     Stockholders' equity.................................................         865.1

-------------------------
(footnotes on following page)

-------------------------
(1) The II Thrift Plan, the IM Thrift Plan and the IE Thrift Plan hold 6,688,708 shares, 1,691,509 shares, and 856,783 shares, respectively, of Class B Common Stock prior to this offering and will hold 4,788,708 shares, 1,626,509 shares and 816,783 shares, respectively, of Class B Common Stock assuming all shares offered hereby are purchased. The Company has certain obligations with respect to the registration of the remaining shares of Class B Common Stock held by the Thrift Plans. See "The Split-Off and the Reorganization--The Split-Off."


(2) Assumes all shares offered in this offering are actually sold, based on shares outstanding at March 29, 1997. The 2,005,000 shares offered in this offering by the Thrift Plans are currently outstanding shares of Class B Common Stock, which will convert to Class A Common Stock automatically upon purchase in this offering. See "Selling Stockholders" and "Principal Stockholders." Excludes approximately 19,000,000 shares of Common Stock issuable in connection with outstanding stock options. See "Management--1996 Plan" and "--Rollover Plan; Incentive Stock Units."
     See "Shares Eligible for Future Sale."


 (3) Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one share of Class A Common Stock. In addition, the Class B Common Stock will be automatically converted into Class A Common Stock upon the occurrence of certain events. See "Description of Capital Stock."

(4) Income Statement Data reflects a noncash compensation charge in connection with the granting of the Options of $23.4 million ($19.5 million, or $0.16 per share, net of tax) for fiscal year 1996, of $6.7 million ($4.1 million, or $0.03 per share, net of tax) for the thirteen weeks ended March 30, 1996, and of $1.8 million ($1.4 million, or $0.01 per share, net of tax) for the thirteen weeks ended March 29, 1997. See "The Split-Off and the Reorganization--The Split-Off".

(5) The 1992 results reflect the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109").

(6)  See Note 2 of Notes to Consolidated Financial Statements.

(7) Does not reflect the issuance of any Class A Common Stock upon exercise of the Options. If all 1,270,327 shares being offered by the Company hereby were purchased, the Company would receive net proceeds of approximately $1.8 million and estimated realizable tax benefits not quantifiable at this time. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview," "--Liquidity and Capital Resources," and "Certain Transactions."

(8)  Includes long-term debt and current maturities of long-term debt.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

     Intense Competition. The Company operates in a highly competitive environment, both in the United States and internationally. The microcomputer products distribution industry is characterized by intense competition, based primarily on price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information. The Company's competitors include regional, national, and international wholesale distributors, as well as hardware manufacturers, networking equipment manufacturers, and software publishers that sell directly to resellers and large resellers who resell to other resellers. Some manufacturers have been successful in selling directly to the retail market, without the use of resellers or distributors such as the Company. Many computer manufacturers which distribute products through traditional two-tier distribution are attempting to counter the success of the direct selling model through the use of channel assembly, in which distributors or resellers assemble computers on behalf of manufacturers. The Company intends to significantly increase its capacity and ability to assemble computer systems. However, the Company's business, financial condition, and results of operations could be adversely affected if manufacturers choose to pursue the direct selling model, or if the Company is unable to successfully compete in channel assembly. There can be no assurance that the Company will not lose market share in the United States or in international markets, or that it will not be forced in the future to reduce its prices in response to the actions of its competitors and thereby experience a further reduction in its gross margins. See "--Narrow Margins" and "Business--Competition."

     The Company entered the "aggregator" or "master reseller" business by launching Ingram Alliance in late 1994. See "Business--Ingram Alliance." The Company competes with other master resellers, which sell to groups of affiliated franchisees and third-party dealers. Many of the Company's competitors in the master reseller business are more experienced and have more established contacts with affiliated resellers, third-party dealers, or suppliers, which may provide them with a competitive advantage over the Company.

     The Company is constantly seeking to expand its business into areas closely related to its core microcomputer products distribution business. As the Company enters new business areas, it may encounter increased competition from current competitors and/or from new competitors, some of which may be current customers of the Company. For example, the Company intends to distribute media in the new digital versatile disc format and may compete with traditional music and printed media distributors. In addition, certain services the Company provides may directly compete with those provided by the Company's reseller customers. There can be no assurance that increased competition and adverse reaction from customers resulting from the Company's expansion into new business areas will not have a material adverse effect on the Company's business, financial condition, or results of operations. See "Business--The Industry" and "--Competition."

     Narrow Margins. As a result of intense price competition in the microcomputer products wholesale distribution industry, the Company's margins have historically been narrow and are expected in the future to continue to be narrow. See "--Intense Competition." These narrow margins magnify the impact on operating results of variations in operating costs. The Company's gross margins have declined from 8.3% for 1992 to 6.4% for the thirteen weeks ended March 29, 1997. The Company receives purchase discounts from suppliers based on a number of factors, including sales or purchase volume and breadth of customers. These purchase discounts directly affect gross margins. Because many purchase discounts from suppliers are based on percentage increases in sales of products, it may become more difficult for the Company to achieve the percentage growth in sales required for larger discounts due to the current size of the Company's revenue base. The Company's gross margins have been further reduced by the Company's entry into the master reseller business through Ingram Alliance, which has lower gross margins than the Company's traditional wholesale distribution business. Since its inception in late 1994, Ingram Alliance has operated with lower gross margins, lower SG&A expenses as a percentage of net sales and lower financing costs than the Company's traditional wholesale distribution business. Accordingly, if Ingram Alliance's sales continue to grow as a percentage of the Company's total net sales, the Company expects such increase to cause its overall gross margins to decline. See "--Risks Associated with Ingram Alliance" and "Business--Ingram Alliance." The Company has taken a number of steps intended to address the challenges of declining gross margins, particularly by continually improving and enhancing its information systems and implementing procedures and systems designed to provide greater warehousing efficiencies and greater accuracy in shipping. However, there can be no assurance that these steps will prevent gross margins from continuing to decline. If the Company's gross margins continue to decline, the Company will be required to reduce operating expenses as a percentage of net sales further in order to maintain or increase its operating margins. While the Company will continue to explore ways to improve gross margins and reduce operating expenses as a percentage of net sales, there can be no assurance that the Company will be successful in such efforts or that the Company's margins will not decline in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fluctuations in Quarterly Results. The Company's quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for the products and services offered by the Company, the introduction of new hardware and software technologies and products offering improved features and functionality, the introduction of new products and services by the Company and its competitors, the loss or consolidation of a significant supplier or customer, changes in the level of operating expenses, inventory adjustments, product supply constraints, competitive conditions including pricing, interest rate fluctuations, the impact of acquisitions, currency fluctuations, and general economic conditions. The Company's narrow margins may magnify the impact of these factors on the Company's operating results.

     Specific historical seasonal variations in the Company's operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and pre-holiday stocking in the retail channel during the September to November period. In addition, as was the case with the introduction of Microsoft Windows 95 in August 1995, the product cycle of major products may materially impact the Company's business, financial condition, or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Data; Seasonality." Changes in supplier supported programs may also have a material impact on the Company's quarterly net sales and operating results. The Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly operating results. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, the Company's operating results may be below the expectations of public market analysts or investors. In such event, the market price of the Class A Common Stock would be materially adversely affected.

     Capital Intensive Nature of Business. The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business. At December 30, 1996 and March 29, 1997, the Company's total debt was $304.0 million and $508.5 million, respectively, and represented 26.9% and 37.0%, respectively, of the Company's total capitalization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In November 1996, the Company sold 23,200,000 shares of Class A Common Stock in the IPO at $18.00 per share. The Company received net proceeds of $393.8 million, of which approximately $366.3 million was used to repay certain existing indebtedness to Ingram Industries. Primarily as a result of the IPO, stockholders' equity increased to $825.2 million at December 28, 1996, up 165.5%, from $310.8 million at December 30, 1995. In order to continue its expansion, the Company will need additional financing, including debt financing, which may or may not be available on terms acceptable to the Company, or at all. The Company expects that the ratio of total debt to total capitalization will likely increase over time. While a portion of the Company's historical financing needs has been satisfied through internally generated funds and trade creditors, a substantial amount has come from intercompany borrowings under debt facilities and an accounts receivable securitization facility maintained by Ingram Industries. No assurance can be given that the Company will continue to be able to borrow in adequate amounts for these or other purposes on terms acceptable to the Company, and the failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company has a $1 billion credit facility (the "Credit Facility") with NationsBank of Texas N.A. and The Bank of Nova Scotia, acting as Agents for a syndicate of lenders. The Credit Facility became effective immediately prior to the closing of the IPO. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Concurrently with the Split-Off, the Company used borrowings under the Credit Facility to repay (i) intercompany indebtedness in partial satisfaction of amounts due to Ingram Industries (the Company assumed Ingram Industries' accounts receivable securitization program in satisfaction of the remaining amounts due to Ingram Industries) and (ii) outstanding revolving indebtedness related to amounts drawn by certain of the Company's subsidiaries, as participants in Ingram Industries' then existing unsecured credit facility, which terminated concurrently with the closing of the IPO. The net proceeds from the IPO were used to repay a portion of the borrowings under the Credit Facility. See "Use of Proceeds." The Company's ability in the future to satisfy its debt obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business, and other factors, including factors beyond the Company's control. See "--Fluctuations in Quarterly Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Certain Transactions," and "The Split-Off and the Reorganization--The Reorganization."

     Management of Growth. The rapid growth of the Company's business has required the Company to make significant recent additions in personnel and has significantly increased the Company's working capital requirements. Although the Company has experienced significant sales growth in recent years, such growth should not be considered indicative of future sales growth. Such growth has resulted in new and increased responsibilities for management personnel and has placed and continues to place a significant strain upon the Company's management, operating and financial systems, and other resources. There can be no assurance that the strain placed upon the Company's management, operating and financial systems, and other resources will not have a material adverse effect on the Company's business, financial condition, and results of operations, nor can there be any assurance that the Company will be able to attract or retain sufficient personnel to continue the expansion of its operations. Also crucial to the Company's success in managing its growth will be its ability to achieve additional economies of scale. There can be no assurance that the Company will be able to achieve such economies of scale, and the failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

     To manage the expansion of its operations, the Company must continuously evaluate the adequacy of its management structure and its existing systems and procedures, including, among others, its data processing, financial, and internal control systems. When entering new geographic markets, the Company will be required to implement the Company's centralized IMpulse information processing system on a timely and cost-effective basis, hire personnel, establish suitable distribution centers, and adapt the Company's distribution systems and procedures to these new markets. On April 29, 1997, the Company signed a definitive agreement to acquire the Reseller Network Division (the "RND") of Intelligent Electronics, Inc. ("IE"). There can be no assurance that management will adequately anticipate all of the changing demands that growth, including the acquisition of the RND, could impose on the Company's business systems, procedures, and structure. In addition, the Company will be required to react to changes in the microcomputer distribution industry, and there can be no assurance that it will be able to do so successfully. Any failure to adequately anticipate and respond to such changing demands may have a material adverse effect on the Company's business, financial condition, or results of operations. See "--Dependence on Information Systems" and "Business--Information Systems."

     Dependence on Information Systems. The Company depends on a variety of information systems for its operations, particularly its centralized IMpulse information processing system which supports more than 40 operational functions including inventory management, order processing, shipping, receiving, and accounting. At the core of IMpulse is on-line, real-time distribution software which supports basic order entry and processing and customers' shipments and returns. The Company's information systems require the services of over 350 of the Company's associates with extensive knowledge of the Company's information systems and the business environment in which the Company operates. Although the Company has not in the past experienced significant failures or downtime of IMpulse or any of its other information systems, any such failure or significant downtime could prevent the Company from taking customer orders, printing product pick-lists, and/or shipping product and could prevent customers from accessing price and product availability information from the Company. In such event, the Company could be at a severe disadvantage in determining appropriate product pricing or the adequacy of inventory levels or in reacting to rapidly changing market conditions, such as a currency devaluation. A failure of the Company's information systems which impacts any of these functions could have a material adverse effect on the Company's business, financial condition, or results of operations. In addition, the inability of the Company to attract and retain the highly skilled personnel required to implement, maintain, and operate IMpulse and the Company's other information systems could have a material adverse effect on the Company's business, financial condition, or results of operations. In order to react to changing market conditions, the Company must continuously expand and improve IMpulse and its other information systems. From time to time the Company may acquire other businesses having information systems and records which must be converted and integrated into IMpulse or other Company information systems. This can be a lengthy and expensive process that results in a significant diversion of resources from other operations. The inability of the Company to convert the information systems of any acquired businesses, such as that of the RND, to the Company's information systems and to train its information systems personnel in a timely manner and on a cost-effective basis could materially adversely affect the Company's business, financial condition, or results of operations. There can be no assurance that the Company's information systems will not fail, that the Company will be able to attract and retain qualified personnel necessary for the operation of such systems, that the Company will be able to expand and improve its information systems, or that the information systems of acquired companies will be successfully converted and integrated into the Company's information systems on a timely and cost-effective basis. See "Business--Information Systems."

     Management believes that customer information systems are becoming increasingly important in the wholesale distribution of technology products. As a result, the Company has recently enriched its customer information systems by adding features, including on-line ordering through the Internet. However, there can be no assurance that competitors will not develop customer information systems that are superior to those offered by the Company. The inability of the Company to develop competitive customer information systems could adversely affect the Company's business, financial condition, and income from operations.

     Exposure to Foreign Markets; Currency Risk. The Company, through its subsidiaries, operates in a number of countries outside the United States, including Canada, Mexico, most of the countries of the European Union, Norway, Malaysia, and Singapore. In 1995, 1996, and the first quarter of 1997, 30.7%, 31.0%, and 30.6%, respectively, of the Company's net sales were derived from operations outside of the United States, and the Company expects its international net sales to increase as a percentage of total net sales in the future. The Company's international net sales are primarily denominated in currencies other than the U.S. dollar. Accordingly, the Company's international operations impose risks upon its business as a result of exchange rate fluctuations. Although the Company attempts to mitigate the effect of exchange rate fluctuations on its business, primarily by attempting to match the currencies of sales and costs, as well as through the use of foreign currency borrowings and derivative financial instruments such as forward exchange contracts, the Company does not seek to remove all risk associated with such fluctuations. Accordingly, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition, or results of operations in the future. In certain countries outside the United States, operations are accounted for primarily on a U.S. dollar denominated basis. In the event of an unexpected devaluation of the local currency in those countries, the Company may experience significant foreign exchange losses. For example, the devaluation of the Mexican peso, which began in December 1994, significantly affected the Company's Mexican operations. The primary impact on the Company's operating results was a foreign exchange pre-tax charge of approximately $6.9 million and $7.8 million in 1994 and 1995, respectively. In addition, the Company's net sales in Mexico were adversely affected in 1995 as a result of the general economic impact of the devaluation of the Mexican peso. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's international operations are subject to other risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, difficulties in collecting accounts receivable and longer collection periods, and the impact of local economic conditions and practices. As the Company continues to expand its international business, its success will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. There can be no assurance that these and other factors will not have a material adverse effect on the Company's international operations or its business, financial condition, and results of operations as a whole.

     Dependence on Key Individuals. The Company is dependent in large part on its ability to retain the services of its executive officers, especially Messrs. Jerre L. Stead (Chief Executive Officer and Chairman of the Board of Directors), Jeffrey R. Rodek (Worldwide President and Chief Operating Officer), and David R. Dukes (Vice Chairman of Ingram Micro, Chief Executive Officer of Ingram Alliance, and Acting President, Ingram Micro Asia-Pacific). The loss of any of the Company's executive officers could have a material adverse effect on the Company. The Company does not have employment agreements with most of its executive officers, although it does have agreements, primarily relating to severance arrangements, with certain of the Named Executive Officers (as defined herein). See "Management--Employment Agreements." The Company's continued success is also dependent upon its ability to retain and attract other qualified employees to meet the Company's needs. See "Business--Employees."

     Product Supply; Dependence on Key Suppliers. The ability of the Company to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to the Company's success. In most cases, the Company has no guaranteed price or delivery agreements with its suppliers. As a result, the Company has experienced, and may in the future continue to experience, short-term inventory shortages. In addition, manufacturers who currently distribute their products through the Company may decide to distribute, or to substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers. Further, the personal computer industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain manufacturers to supply certain products on a timely basis. There can be no assurance that suppliers will be able to maintain an adequate supply of products to fulfill the Company's customer orders on a timely basis or that the Company will be able to obtain particular products or that a product line currently offered by suppliers will continue to be available. The failure of the Company to obtain particular products or product lines in the required quantities or fulfill customer orders on a timely basis could have a material adverse effect on its business, financial condition, or results of operations.

     Although Ingram Micro regularly stocks products and accessories supplied by over 1,100 suppliers, approximately 41.4%, 53.2%, 55.5% and 57.7% of the Company's net sales in 1994, 1995, 1996, and the first quarter of 1997, respectively, were derived from products provided by its ten largest suppliers. In the first quarter of 1997, 37.4% of the Company's net sales were derived from sales of products provided by its three largest suppliers. Certain of the Company's non-U.S. operations are even more dependent on a limited number of suppliers. In addition, many services that the Company provides to its reseller customers, such as financing and technical training, are dependent on supplier support. The loss of a major supplier, the deterioration of the Company's relationship with a major supplier, the loss or deterioration of supplier support for certain Company-provided services, the decline in demand for a particular supplier's product, or the failure of the Company to establish good relationships with major new suppliers could have a material adverse effect on the Company's business, financial condition, or results of operations. Such a loss, deterioration, decline, or failure could also have a material adverse effect on the sales by the Company of products provided by other suppliers.

     The Company's ability to achieve increases in net sales or to sustain current net sales levels depends in part on the ability and willingness of the Company's suppliers to provide products in the quantities the Company requires. Although the Company has written distribution agreements with many of its suppliers, these agreements usually provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which Ingram Micro is permitted to distribute the products. The agreements are also generally short term, subject to periodic renewal, and often contain provisions permitting termination by either party without cause upon relatively short notice. The termination of an agreement may have a material adverse impact on the Company's business, financial condition, or results of operations. See "Business--Products and Suppliers."


     Risks Associated with Ingram Alliance. Ingram Micro entered the master reseller (also known as "aggregation") business in late 1994 through the launch of Ingram Alliance. Ingram Alliance is designed to offer resellers access to products supplied by certain of the industry's leading hardware manufacturers at competitive prices by utilizing a low-cost business model that depends upon a higher average order size, lower product returns percentage, and supplier-paid financing. The Company signed a definitive agreement on April 29, 1997 to acquire IE's indirect business, its RND, which will greatly increase the size of Ingram Alliance's business. The master reseller business is characterized by gross margins and operating margins that are even narrower than those of the U.S. microcomputer products wholesale distribution business and by competition based almost exclusively on price, programs, and execution. In the master reseller business, the Company has different supply arrangements and financing terms than in its traditional wholesale distribution business. There can be no assurance that the Company will be able to compete successfully in the master reseller business. A failure by Ingram Alliance to compete successfully could have a material adverse effect on the Company's business, financial condition, or results of operations.



     A substantial portion of Ingram Alliance's net sales (approximately 92.8% during 1996 and 93.4% during the thirteen weeks ended March 29, 1997) is derived from the sale of products supplied by Compaq Computer, IBM, Hewlett-Packard (since January 1997), Toshiba, NEC, and Apple Computer. As a result, Ingram Alliance's business is dependent upon price and related terms and availability of products provided by these key suppliers. Although the Company considers Ingram Alliance's relationships with these suppliers to be good, there can be no assurance that these relationships will continue as presently in effect or that changes by one or more of such key suppliers in their volume discount schedules or other marketing programs would not adversely affect the Company's business, financial condition or results of operations. Termination or nonrenewal of Ingram Alliance's agreements with key suppliers would have a material adverse effect on the Company's business, financial condition, or results of operations.


     Acquisitions. As part of its growth strategy, the Company pursues the acquisition of companies that either complement or expand its existing business. As a result, the Company is continually evaluating potential acquisition opportunities, which may be material in size and scope. Acquisitions involve a number of risks and difficulties, including expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the integration of the acquired companies' management information systems with those of the Company, potential adverse short-term effects on the Company's operating results, the amortization of acquired intangible assets, and the need to present a unified corporate image.

     The Company announced on April 30, 1997 that it has signed a definitive agreement to acquire the IE indirect business, its RND. Under the terms of the agreement, Ingram Micro will pay a total of $78 million, subject to adjustment, in a combination of cash and assumption of liabilities in excess of current assets. Pending IE stockholder approval, the transaction is expected to close in the latter half of July 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company does not currently have any commitments or agreements with respect to any other material acquisitions. The Company is currently in negotiations regarding potential acquisitions or joint ventures, none of which, if consummated, would be material to the Company's business. The Company anticipates that one or more potential acquisition opportunities, including some that could be material to the Company, may become available in the future. The Company may issue equity securities to consummate acquisitions, which may cause dilution to investors purchasing Class A Common Stock in this offering. In addition, the Company may be required to utilize cash or increase its borrowings to consummate acquisitions. No assurance can be given that the Company will have adequate resources to consummate any acquisition, that any acquisition by the Company will or will not occur, that if any acquisition does occur it will not have a material adverse effect on the Company, its business, financial condition, or results of operations or that any such acquisition will be successful in enhancing the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risk of Declines in Inventory Value. The Company's business, like that of other wholesale distributors, is subject to the risk that the value of its inventory will be adversely affected by price reductions by suppliers or by technological changes affecting the usefulness or desirability of the products comprising the inventory. It is the policy of most suppliers of microcomputer products to protect distributors such as the Company, who purchase directly from such suppliers, from the loss in value of inventory due to technological change or the supplier's price reductions. Under the terms of many distribution agreements, suppliers will credit the distributor for inventory losses resulting from the supplier's price reductions if the distributor complies with certain conditions. In addition, under many such agreements, the distributor has the right to return for credit or exchange for other products a portion of the inventory items purchased, within a designated period of time. A supplier who elects to terminate a distribution agreement generally will repurchase from the distributor the supplier's products carried in the distributor's inventory. The industry practices discussed above are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value. No assurance can be given that such practices will continue, that unforeseen new product developments will not materially adversely affect the Company, or that the Company will be able to successfully manage its existing and future inventories. The Company's risk of declines in inventory value could be greater outside the United States where agreements with suppliers are more restrictive with regard to price protection and the Company's ability to return unsold inventory. The Company establishes reserves for estimated losses due to obsolete inventory in the normal course of business. Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves. However, significant declines in inventory value in excess of established inventory reserves could materially adversely affect the Company's business, financial condition, or results of operations.

     The Company sometimes purchases from suppliers, usually at significant discounts, quantities of products that are nearing the end of their product life cycle. In addition, the Company's purchasing staff also seeks opportunities to purchase quantities of products from suppliers at discounts larger than those usually available. When the Company negotiates these purchases, it seeks to secure favorable terms for the return to suppliers of products unwanted by resellers and end-users.

     Because some of these purchase agreements contain terms providing for a 60-day time limit on returns to suppliers, end-user or reseller delays in returning the product to the Company may make it difficult for the Company to meet the deadline for returns to suppliers, and the Company could be left with unwanted product. Additionally, some suppliers may be unwilling or unable to pay the Company for products returned to them under purchase agreements, and this trend may accelerate as consolidation in the industry increases. For products offered by major suppliers, each of these events, were they to occur, could materially adversely impact the Company's business, financial condition, or results of operations. See "Business--Products and Suppliers."

     Dependence on Independent Shipping Companies. The Company relies almost entirely on arrangements with independent shipping companies for the delivery of its products. Products are shipped from suppliers to the Company through Skyway Freight Systems, Yellow Freight Systems, APL Land Transport Services, and ABF Freight Systems. Currently, Federal Express Corporation ("FedEx"), United Parcel Service ("UPS"), Western Package Service, General Parcel Services, Roadway Parcel Services, and Purolator Courier deliver the substantial majority of the Company's products to its reseller customers in the United States and Canada. In other countries, the Company typically relies on one or two shipping companies prominent in local markets. The termination of the Company's arrangements with one or more of these independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver products from suppliers to the Company or products from the Company to its reseller customers or their end-user customers could have a material adverse effect on the Company's business, financial condition, or results of operations. For instance, an employee work stoppage or slow-down at one or more of these independent shipping companies could materially impair that shipping company's ability to perform the services required by the Company. There can be no assurance that the services of any of these independent shipping companies will continue to be available to the Company on terms as favorable as those currently available or that these companies will choose or be able to perform their required shipping services for the Company.

     Rapid Technological Change; Alternate Means of Software Distribution. The microcomputer products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory in stock to decline substantially in value or to become obsolete. In addition, suppliers may give the Company limited or no access to new products being introduced. Although the Company believes that it has adequate price protection and other arrangements with its suppliers to avoid bearing the costs associated with these changes, no assurance can be made that future technological or other changes will not have a material adverse effect on the business, financial condition, or results of operations of the Company. Outside North America, the supplier contracts can be more restrictive and place more risks on the Company.

     Net sales of software products have decreased as a percentage of total net sales in recent years due to a number of factors, including bundling of software with microcomputers; sales growth in Ingram Alliance, which is a hardware-only business; declines in software prices; and the emergence of alternative means of software distribution, such as site licenses and electronic distribution. The Company expects this trend to continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Products and Suppliers."

     Relationship with Ingram Industries, Ingram Entertainment, and the Ingram Family Stockholders. The Company has historically depended on Ingram Industries and other subsidiaries of Ingram Industries for financing, cash management, tax and payroll administration, property/casualty insurance, employee benefits administration, and certain other administrative services. In conjunction with the Split-Off, the Company, Ingram Industries, and Ingram Entertainment Inc. ("Ingram Entertainment"), a wholly-owned subsidiary of Ingram Industries, entered into agreements for the continued provision after the Split-Off of certain services formerly shared among such entities (collectively, the "Transitional Service Agreements"), as well as a tax sharing and tax services agreement. See "The Split-Off and the Reorganization--The Reorganization." The Company believes that the terms of the Transitional Service Agreements are on a basis as favorable to the Company as those that would have been obtained from third parties on an arm's length basis and that they are adequate to allow the Company to continue its business as previously conducted on an independent basis. The Company's historical financial statements reflect an allocation of expenses in connection with the services covered by the Transitional Service Agreements. Although the Company expects the costs and fees to be paid by it in connection with the Transitional Service Agreements to be higher than its historical allocated costs, it does not believe the increase in costs will be material to its results of operations. In addition, the Transitional Service Agreements generally terminated on December 31, 1996, although payroll services under the Transitional Service Agreements will be provided through December 31, 1997. After such termination, the Company will be required to provide such services internally or find a third-party provider of such services. There can be no assurance that the Company will be able to secure the provision of such services on acceptable terms. Either the additional costs and fees associated with the Transitional Service Agreements or the failure to obtain acceptable provision of services upon termination of the Transitional Service Agreements could have a material adverse effect on the Company's business, financial condition, or results of operations. Each of the Company and Ingram Industries continues to be controlled by the Ingram Family Stockholders (as defined herein). See "--Control by Ingram Family Stockholders; Certain Anti-takeover Provisions." After the Split-Off, Ingram Entertainment continues to be a wholly-owned subsidiary of Ingram Industries. Although there can be no assurance, it is contemplated that, on or after June 20, 1997, certain remaining stockholders of Ingram Industries will exchange their remaining shares of Ingram Industries common stock for shares of Ingram Entertainment common stock. See "The Split-Off and the Reorganization--The Reorganization."

     Furthermore, the Company has incurred, and anticipates incurring in the future, higher payroll costs associated with the hiring of certain additional personnel and the addition of certain officers, previously paid by Ingram Industries, to the Company's payroll. There can be no assurance that the Company's results of operations will not be materially adversely affected by such additional costs. See "--Capital Intensive Nature of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Certain Transactions," and "The Split-Off and the Reorganization--The Reorganization."

     In connection with the Split-Off, the Company made a $20.0 million distribution to Ingram Industries in the second quarter of 1996. The Company may be obligated to Ingram Industries for certain liabilities, fees or costs incurred in connection with the Split-Off. However, the Company believes such obligations will be largely offset by amounts due from Ingram Industries. See "The Split-Off and the Reorganization."

     Control by Ingram Family Stockholders; Certain Anti-takeover Provisions. As of March 29, 1997, 66.4% of the outstanding Common Stock (and 80.1% of the outstanding voting power) was held by the Ingram Family Stockholders. Martha R. Ingram, her children, certain trusts created for their benefit, and two charitable trusts and a foundation created by the Ingram family (collectively, the "Ingram Family Stockholders") have entered into a Board Representation Agreement (as defined herein) with the Company, which provides that certain types of corporate transactions, including transactions involving the potential sale or merger of the Company; the issuance of additional equity, warrants, or options; certain acquisitions; or the incurrence of significant indebtedness, may not be entered into without the written approval of at least a majority of the voting power held by certain of the Ingram Family Stockholders acting in their sole discretion. See "The Split-Off and the Reorganization--The Split-Off," "Principal Stockholders," and "Description of Capital Stock." Voting control by the Ingram Family Stockholders may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of the Company's Class A Common Stock might receive a premium for their shares over the prevailing market price of the Class A Common Stock.

     Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"), which is applicable to the Company, prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% or more of the outstanding voting stock of a corporation. See "Description of Capital Stock--Section 203 of the DGCL." In addition, the authorized but unissued capital stock of the Company includes 1,000,000 shares of preferred stock. The Board of Directors is authorized to provide for the issuance of such preferred stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional or other rights and restrictions thereof. Accordingly, the Company may issue a series of preferred stock in the future that will have preference over the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding-up or which could otherwise adversely affect holders of the Common Stock or discourage or make difficult any attempt to obtain control of the Company. See "Description of Capital Stock--Preferred Stock."

     Shares Eligible for Future Sale. At March 29, 1997, the Company had outstanding 25,786,779 shares of Class A Common Stock and 109,043,762 shares of Class B Common Stock, and an additional approximately 19,000,000 shares of Class A Common Stock, which includes approximately 4,600,000 shares of Class B Common Stock convertible into Class A Common Stock, have been reserved for issuance upon exercise of outstanding stock options (including the Options) held by employees and directors of the Company, Ingram Industries, and Ingram Entertainment. See "Management." Any shares of Class A Common Stock sold by the Company or the Thrift Plans in this offering will be freely tradable without restriction. The Company and its directors and executive officers, and certain shareowners of the Company (including the Thrift Plans), had agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock until May 1, 1997 without the prior written consent of Morgan Stanley & Co. Incorporated. Sale of a significant number of these shares (which are no longer subject to such contractual restrictions) could have an adverse impact on the price of the Class A Common Stock. See "Shares Eligible for Future Sale."

     Possible Volatility of Stock Price. The market price of the Class A Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by research analysts, conditions in the personal computer industry, or general market or economic conditions, among other factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many technology companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could materially adversely affect the market price for the Class A Common Stock.

                                   THE COMPANY

     Ingram Micro is the leading wholesale distributor of microcomputer products worldwide. The Company markets microcomputer hardware, networking equipment, and software products to more than 100,000 reseller customers in approximately 120 countries worldwide in three principal market sectors: the VAR sector, consisting of value-added resellers, systems integrators, network integrators, application VARs, and original equipment manufacturers; the Commercial sector, consisting of corporate resellers, direct marketers, independent dealers, and owner-operated chains; and the Consumer sector, consisting of consumer electronics stores, computer superstores, mass merchants, office product superstores, software-only stores, and warehouse clubs. As a wholesale distributor, the Company markets its products to each of these types of resellers as opposed to marketing directly to end-user customers.

     The Company conducts business with most of the leading resellers of microcomputer products around the world, including, in the United States, CDW Computer Centers, CompuCom, CompUSA, Computer City, Electronic Data Systems, En Pointe Technologies, Entex Information Services, GE Capital Information Technologies Solutions, Micro Warehouse, Sam's Club, Staples, and Vanstar. The Company's reseller customers outside the United States include Complet Data A/S, Consultores en Diagnostico Organizacional y de Sistemas, DSG Retail Ltd., 06 Software Centre Europe, B.V., GE Capital Technologies, Jump Ordenadores, Maxima S.A., Norsk Datasenter, Owell Svenska AB, SNI Siemens Nixdorf Infosys AG, and TC Sistema SPA.

     Ingram Micro offers one-stop shopping to its reseller customers by providing a comprehensive inventory of more than 100,000 distinct items from over 1,100 suppliers, including most of the microcomputer industry's leading hardware manufacturers, networking equipment suppliers, and software publishers. The Company's broad product offerings include: desktop and notebook personal computers ("PCs"), servers, and workstations; mass storage devices; CD-ROM drives; monitors; printers; scanners; modems; networking hubs, routers, and switches; network interface cards; business application software; entertainment software; and computer supplies. The Company's suppliers include Apple Computer, Cisco Systems, Compaq Computer, Creative Labs, Hewlett-Packard, IBM, Intel, Microsoft, NEC, Novell, Quantum, Seagate, Sun Microsystems, 3Com, Toshiba, and U.S. Robotics.

     Ingram Micro distributes microcomputer products worldwide through warehouses in eight strategic locations in the continental United States and 22 international distribution centers located in Canada, Mexico, most countries of the European Union, Norway, Malaysia, and Singapore. The Company believes that it is the market share leader in the United States, Canada, and Mexico, and the third largest full-line distributor in Europe. In 1996, approximately 31% of the Company's net sales were derived from operations outside the United States. The Export Division fulfills orders from U.S. exporters and from foreign customers in countries where the Company does not operate a distribution subsidiary, including much of Latin America, the Middle East, Africa, Australia, and parts of Europe and Asia. The Company participates in the master reseller business in the United States through Ingram Alliance.

     The Company's principal objective is to enhance its position as the preeminent wholesale distributor of microcomputer products and services worldwide. The Company is focused on providing a broad range of products and services, quick and efficient order fulfillment, and consistent on-time and accurate delivery to its reseller customers around the world. The Company believes that IMpulse, the Company's on-line information system, provides a competitive advantage through real-time worldwide information access and processing capabilities. This information system, coupled with the Company's exacting operating procedures in telesales, credit support, customer service, purchasing, technical support, and warehouse operations, enables the Company to provide its reseller customers with superior service in an efficient and low cost manner. In addition, to enhance sales and support its suppliers and reseller customers, the Company provides a wide range of value-added services, such as technical training, order fulfillment, tailored financing programs, systems configuration, and marketing programs.


     The Company has grown rapidly over the past four years, with net sales and net income increasing to $12.0 billion and $110.7 million, respectively, in 1996 from $2.7 billion and $31.0 million, respectively, in 1992, representing compound annual growth rates of 44.8% and 37.5%, respectively. The Company's growth during this period reflects substantial expansion of its existing domestic and international operations, resulting from the addition of new customers, increased sales to the existing customer base, the addition of new product categories and suppliers, and the establishment of Ingram Alliance, as well as the successful integration of ten acquisitions worldwide. Because of intense price competition in the microcomputer products wholesale distribution industry, the Company's margins have historically been narrow and are expected in the future to continue to be narrow. In addition, the Company has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business. See "Risk Factors--Narrow Margins" and "--Capital Intensive Nature of Business."


     Prior to the Split-Off, the Company was a subsidiary of Ingram Industries, a company controlled by the Ingram Family Stockholders. The Company, Ingram Industries, and Ingram Entertainment have entered into certain agreements, pursuant to which the operations of the three companies were reorganized (the "Reorganization"). In the Reorganization, the Company, Ingram Industries, and Ingram Entertainment allocated certain liabilities and obligations among themselves. Immediately prior to the closing of the IPO, Ingram Industries consummated an exchange, pursuant to which certain existing stockholders of Ingram Industries exchanged all or a portion of their shares of Ingram Industries common stock for shares of Class B Common Stock of the Company in specified ratios. Immediately after the Split-Off and the closing of the IPO, none of the Common Stock was held by Ingram Industries, other than 246,000 shares of Class A Common Stock purchased by Ingram Industries in the IPO. At such time, 67.9% of the outstanding Common Stock (and 80.5% of the outstanding voting power) was held by the Ingram Family Stockholders. See "Risk Factors--Control by Ingram Family Stockholders; Certain Anti-takeover Provisions." Such exchange of shares of Ingram Industries common stock for shares of Class B Common Stock of the Company, together with those elements of the Reorganization that occurred prior to the closing of the IPO, are referred to herein as the "Split-Off." See "Principal Stockholders" and "The Split-Off and the Reorganization." After the Split-Off, Ingram Entertainment continues to be a wholly-owned subsidiary of Ingram Industries. Although there can be no assurance, it is contemplated that, on or after June 20, 1997, certain remaining stockholders of Ingram Industries will exchange their remaining shares of Ingram Industries common stock for shares of Ingram Entertainment common stock. See "The Split-Off and the Reorganization."

     The Company's earliest predecessor began business in 1979 as a California corporation named Micro D, Inc. This company and its parent, Ingram Micro Holdings Inc. ("Holdings"), grew through a series of acquisitions, mergers, and internal growth to encompass the Company's current operations. Ingram Micro Inc. was incorporated in Delaware on April 29, 1996, in order to effect the reincorporation of the Company in Delaware. The successor to Micro D, Inc. and Holdings were merged into Ingram Micro Inc. in October 1996. The Company's principal executive office is located at 1600 East St. Andrew Place, Santa Ana, California 92705, and its telephone number is (714) 566-1000.

                             RESTRICTIONS ON RESALE

     Any person who is an "affiliate" of the Company (as the term "affiliate" is used in Rule 144 promulgated by the Commission under the Securities Act), and who acquires shares of Class A Common Stock pursuant to this offering may resell such shares only (i) pursuant to a registration statement filed under the Securities Act or (ii) within the restrictions, including the sales volume limitations, imposed by Rule 144 other than the one-year holding period requirement in Rule 144. In addition, certain participants in the Plan may be subject to the "short-swing profits" sanction of Section 16(b) of the Exchange Act.

                                    THE PLAN

     THIS SECTION IS NOT APPLICABLE TO SALES MADE BY THE THRIFT PLANS. THIS SECTION ONLY APPLIES TO SALES MADE BY THE COMPANY PURSUANT TO EXERCISES OF OPTIONS UNDER THE PLAN.

PURPOSE

     The purposes of the Plan are to promote the interests of the Company and its stockholders by providing for the granting of options to purchase shares of the Company's Class A Common Stock. These options are being granted upon the conversion and cancellation of certain options to purchase shares of, and Incentive Stock Units ("ISUs") and Stock Appreciation Rights ("SARs") relating to, common stock of Ingram Industries as provided in the Conversion Agreement in connection with the Split-Off pursuant to the Exchange Agreement.

     The following summary of the Plan does not purport to be complete, and reference is made to the Ingram Micro Inc. Rollover Stock Option Plan which is reproduced beginning at page A-1.

ADMINISTRATION

     The Plan is administered by a Committee (the "Committee") of the Board of Directors of the Company (the "Board"). Under the Plan, the Committee may grant Incentive Stock Options and Non-Qualified Stock Options.

     Subject to the terms of the Plan and applicable law, the Committee has full power to construe and interpret the Plan and to establish and amend such rules and regulations as it deems necessary or advisable for the proper administration of the Plan. Decisions of the Committee are conclusive and binding upon all Persons, including Optionees and any persons claiming under or through an Optionee.

     The Committee, to the extent necessary to comply with Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shall consist of at least two directors of the Company chosen by the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. Additional information regarding the Plan and the Committee may be obtained by contacting the Committee: Attention: Matthew Sauer, Ingram Micro Inc., 1600 East St. Andrew Place, Santa Ana, California 92705 (telephone number: (714) 566-1000).

ELIGIBILITY

     Any employee or director of the Company, Ingram Industries, Ingram Entertainment, or any of their respective subsidiaries who qualified as a Participant as of the Closing is eligible to participate in the Plan.

     This Prospectus applies only to the exercise of Options by Participants who are current or former employees or directors of Ingram Industries, Ingram Entertainment, or any of their respective subsidiaries, and are not currently employees of the Company or any of its subsidiaries ("Optionees").

SHARES SUBJECT TO THE PLAN

     The maximum number of shares of Class A Common Stock in respect of which Options may be granted under the Plan is 12,000,000 shares.

OPTIONS

     Type of Options. Subject to the provisions of the Plan, the Committee shall have the authority to grant Incentive Stock Options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended

(the "Code")) and Non-Qualified Stock Options, not intended to qualify under such Section 422.

     Term of Options. The term of an Option was determined by the Committee pursuant to the Conversion Agreement. In granting an Option, the Committee may impose such conditions and limitations as it deems advisable.

     Exercise Price. The per share exercise price of each Option granted by the Committee was determined by the Committee pursuant to the Conversion Agreement.

     Option Agreement. The Option Agreement, if applicable, may impose restrictions or limitations on the exercise of an Option in addition to those set forth in this Prospectus. Each Optionee should read his or her Option Agreement with special care.

EFFECT ON OPTIONS OF TERMINATION OF EMPLOYMENT

     Termination of Employment. Except as the Committee may otherwise provide, if an Optionee's employment with his or her Employer is terminated for any reason other than death, permanent and total disability, retirement or Cause, the Optionee's Options shall expire 60 days following such termination of employment or, if earlier, the date such Option would otherwise expire by its terms. Such Option will be exercisable prior to such expiration only to the extent exercisable at the date of such termination of employment.

     Death, Disability or Retirement. Except as the Committee may otherwise provide, if an Optionee's employment with his or her Employer is terminated by reason of death or by permanent and total disability or retirement (as determined by the Committee), the Optionee or his successor (if employment is terminated by death) shall have the right to exercise any Option during the one-year period following such termination of employment, to the extent exercisable at the date of such termination of employment, but in no event later than the date the Option would otherwise expire by its terms.

     Cause. An Optionee's right to exercise any Option shall terminate and such Option shall expire upon termination of employment for Cause.

EXERCISE OF OPTIONS

   EXERCISE OF OPTIONS.  Each Option is exercisable only during its term.

     Options under the Plan shall be exercised by delivering or mailing to the stock plan administrator, Smith Barney, Inc. (the "Stock Plan Administrator"),
Attention: Stewart Smith, 3100 West End Avenue, Suite 150, Nashville, Tennessee 37203-1323,

         (1) a notice, in the form prescribed by the Committee, specifying the number of shares to be purchased, and either

         (2) a check or money order payable to the Stock Plan Administrator for the exercise price multiplied by the number of shares to be purchased, or

         (3) shares of Class A Common Stock owned for at least six months valued at Fair Market Value on the date the Option is exercised equal to the per share exercise price multiplied by the number of shares to be purchased, or

         (4)  a combination of the consideration set forth in (2) and (3) above.

     Upon receipt of such notice and payment, subject to compliance with applicable withholding obligations, the Company shall cause prompt delivery to the Optionee of a certificate or certificates for the shares purchased, if stock certificates have been requested by the Optionee. Otherwise, the Stock Plan Administrator will send to the Optionee a statement reflecting ownership in an account with the Stock Plan Administrator by the Optionee of the total number of shares of Class A Common Stock purchased and held by electronic notation.

   RESTRICTIONS ON EXERCISE


     In order to avoid violation of any applicable law or regulation, the Committee may at any time refuse to issue or transfer shares of Common Stock under the Plan. It is expected that the Committee will refuse to issue shares upon exercise of Options unless there is at such time an effective registration statement (including a current prospectus) with respect to such shares. The Company has agreed, as part of the Split-Off, to keep this Prospectus available for a period of 30 days from the date of this Prospectus (or until July __, 1997).


     Additional Registration Statement Relating to Options Held by Employees of the Company. The Company has filed with the Commission a registration statement on Form S-8 effective March 24, 1997, relating to shares issuable upon exercise of Options which are held by employees of the Company. Although such registration statement is effective, the Committee still retains discretion to refuse to issue shares upon exercise of Options.

     Additional Registration Statement Relating to Options Held by Non-Employees of the Company. The Company has agreed that, as soon as practicable after it becomes eligible to use Form S-3 (generally one year after the effectiveness of the registration statement relating to the IPO), it will file with the Commission and keep effective until no Options remain outstanding, a registration statement on Form S-3 relating to all shares issuable upon exercise of Options, other than those covered by the registration statement on Form S-8 referred to above.

AMENDMENT AND TERMINATION

     The Board may amend, suspend, or terminate the Plan at any time. However, with the exception of adjustment for changes in capitalization, the authorization of the Company's stockholders is required if the Committee determines that such authorization is necessary to comply with any tax or regulatory requirement, including any approval requirement which is a prerequisite for exemptive relief from Section 16 of the Exchange Act, for which or with which the Committee determines that it is desirable to qualify or comply. The Committee may amend the term of any Option but no amendment may
adversely affect any Option without the Optionee's consent.

     The Plan expired 90 days after the closing of the Split-Off (i.e., February 4, 1997). Unless otherwise provided in the Plan or Option Agreement, the authority of the Board and Committee with respect to outstanding Options shall continue after the authority to grant new Options under the Plan has expired.

ADJUSTMENTS

     In the event that the Committee shall determine that any corporate event affects the Class A Common Stock such that an adjustment is required to preserve the benefits or potential benefits made available under the Plan, then the Committee may, in such manner as the Committee may deem equitable, adjust any or all of (i) the number and kind of shares which thereafter may be optioned and sold, (ii) the number and kinds of shares subject to outstanding Options, and
(iii) the exercise price with respect to any Option.

TRANSFERABILITY

     All Options granted under the Plan are nontransferable other than by will or by the laws of descent and distribution.

             FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

     The following summary contains general information on the United States federal income tax consequences to Optionees and the Company with respect to Options. All Options covered by this Prospectus are Non-Qualified Stock Options. For additional tax information, including information regarding state taxes, Optionees should consult their own tax advisors.

GRANT OF OPTION

     There is no tax consequence to the Optionee or to the Company upon the grant of a Non-Qualified Stock Option or an Incentive Stock Option.

EXERCISE OF OPTION

     An Optionee realizes ordinary taxable income upon the exercise of a Non-Qualified Stock Option to the extent of the difference between the fair market value on the exercise date of the shares of Class A Common Stock acquired on exercise of the Option, and the Option price. The Company has a corporate income tax deduction in an amount equal to the ordinary taxable income of an Optionee who is an employee or former employee of the Company. Ingram Industries, Ingram Micro, and Ingram Entertainment have agreed that Ingram Micro will be paid an amount equal to the tax benefit to Ingram Industries or Ingram Entertainment, as the case may be, in respect of Options exercised by their current or former employees.

     The exercise price of the shares plus the amount of the Optionee's ordinary taxable income is the Optionee's cost basis for shares of Class A Common Stock acquired pursuant to the exercise of a Non-Qualified Stock Option. An Optionee who sells shares of Class A Common Stock acquired upon exercise of a Non-Qualified Stock Option will have gain or loss equal to the difference between the amount realized on sale and the Optionee's cost basis for the shares. If an Optionee sells shares at a gain and such shares were held for more than one year, the gain realized on sale will be treated as a long-term capital gain.

     If the Optionee uses previously acquired shares of Class A Common Stock to exercise a Non-Qualified Stock Option, the Optionee will not recognize gain or loss on the exchange of the previously acquired shares for the Option shares. Those shares received upon exercise that are equal in number to the previously acquired shares exchanged therefor will have the same tax basis and holding period as the previously acquired shares. The additional shares received upon exercise will have a tax basis equal to the amount of ordinary income realized on the Option exercise and a holding period beginning on the date of exercise.

TAX WITHHOLDING

     Upon the exercise of a Non-Qualified Stock Option, the Optionee's Employer is required to withhold federal and state (if applicable) income taxes, social security tax (if the Optionee's wages have not exceeded the social security wage base) and Medicare tax.

                                      ERISA

     The Plan is not "qualified" under Section 401(a) of the Code and is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                                 USE OF PROCEEDS

     If all 1,270,327 shares of Class A Common Stock being offered hereby by the Company pursuant to the Plan were sold, the net proceeds to the Company from this offering would be approximately $1.8 million. The Company intends to use the proceeds from this offering for general corporate purposes.

     The Company will not receive any proceeds from the sale of the 2,005,000 shares of Class A Common Stock being offered hereby for the account of the Thrift Plans.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on the Common Stock other than the distribution made to Ingram Industries in connection with the Split-Off. See "Risk Factors--Relationship with Ingram Industries, Ingram Entertainment, and the Ingram Family Stockholders." The Company currently intends to retain its future earnings to finance the growth and development of its business and therefore does not anticipate declaring or paying cash dividends on the Common Stock for the foreseeable future. Any future determination to declare or pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deems relevant. In addition, the Credit Facility and the Company's other debt facilities contain restrictions on the declaration and payment of dividends.

                           PRICE RANGE OF COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

     The Company's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "IM." The Company made its initial public offering on November 1, 1996, at a price of $18 per share. From November 1, 1996 through December 28, 1996, the trading price of the Class A Common Stock ranged from a high of $28.125 per share to a low of $20 per share. From January 1, 1997 through March 29, 1997, the trading price of the Class A Common Stock ranged from a high of $25.875 per share to a low of $19 per share. From March 30, 1997 through May 16, 1997, the trading price of the Class A Common Stock ranged from a high of $24.875 per share to a low of $20.75 per share.

     As of March 5, 1997, there were 498 holders of record of the Class A Common Stock and 150 holders of record of the Class B Common Stock.

                                 CAPITALIZATION

     The following table sets forth, as of March 29, 1997, the short-term debt, long-term debt, and capitalization of the Company.

                                                          MARCH 29, 1997 (1)
                                                          ------------------
                                                             (IN THOUSANDS
                                                            EXCEPT PER SHARE
                                                                  DATA)
Short-term debt:
    Current maturities of long-term debt ..................   $    13,170
                                                              ===========
Long-term debt:
   Total long-term debt ...................................   $   495,361
Redeemable Class B Common Stock ...........................        17,223
                                                              -----------
Stockholders' equity(2)(3):
   Preferred Stock, $0.01 par value; 1,000,000
      shares authorized; 0, 0, and 0 shares issued
      and outstanding, respectively........................            0
   Class A Common Stock, $0.01 par value; 265,000,000
      shares authorized; and 25,786,779 shares issued
      and outstanding......................................           258
   Class B Common Stock, $0.01 par value; 135,000,000
      shares authorized; 109,043,762 shares issued
      and outstanding (including 2,460,400
      redeemable shares) ..................................         1,066
   Additional paid in capital .............................       457,679
   Retained earnings ......................................       413,178
   Cumulative translation adjustment ......................        (6,571)
   Unearned compensation ..................................          (474)
                                                              -----------
      Total stockholders' equity ..........................       865,136
                                                              -----------
      Total capitalization ................................   $ 1,390,890
                                                              ===========

-------------------
(1) Does not reflect the issuance of any shares of Class A Common Stock pursuant to the exercise of Options, as offered by the Company hereby. If all 1,270,327 shares of Class A Common Stock being offered hereby were purchased, the Company would receive net proceeds of approximately $1.8 million. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." In addition, does not reflect the conversion into Class A Common Stock (from Class B Common Stock) of any shares sold by the Thrift Plans hereby.

(2) Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one share of Class A Common Stock. In addition, the Class B Common Stock will be automatically converted into Class A Common Stock upon the occurrence of certain events. See "Description of Capital Stock."

(3) Excludes approximately 19,000,000 shares of Common Stock issuable in connection with outstanding stock options (including the Options). See "Management--1996 Plan" and "--Rollover
     Plan; Incentive Stock Units."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of income data set forth below for each of the three years in the period ended December 28, 1996 and the consolidated balance sheet data at December 30, 1995 and December 28, 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus, and should be read in conjunction with those financial statements and the notes thereto. The consolidated statement of income data for the period ended January 1, 1994 and the consolidated balance sheet data as of January 1, 1994 and December 31, 1994 are derived from the audited consolidated financial statements of the Company as of January 1, 1994 and December 31, 1994, which are not included in this Prospectus. The consolidated statement of income data for the fiscal year ended January 2, 1993 and the consolidated balance sheet data as of January 2, 1993 are derived from unaudited consolidated financial statements not included in this Prospectus. The consolidated financial data as of and for the thirteen weeks ended March 30, 1996, and as of and for the thirteen weeks ended March 29, 1997, have been derived from unaudited consolidated financial statements of the Company which are included in this Prospectus and which, in the opinion of the Company, reflect all adjustments, consisting only of adjustments of a normal and recurring nature, necessary for a fair presentation. Results for the thirteen weeks ended March 29, 1997 are not necessarily indicative of results for the full year. The historical consolidated financial data may not be indicative of the Company's future performance and do not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. See "Consolidated Financial Statements."



                                                                                                              THIRTEEN WEEKS
                                                                                                                   ENDED
                                                                FISCAL YEAR                               -----------------------
                                      ---------------------------------------------------------------     MARCH 30,    MARCH 29,
                                       1992(1)        1993         1994         1995         1996            1996         1997
                                      ----------   ----------   ----------   ----------   -----------     ----------   ----------
                                                               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
Net sales...........................  $2,731,272   $4,044,169   $5,830,199   $8,616,867   $12,023,451     $2,752,735   $3,649,978
Cost of sales.......................   2,503,702    3,714,527    5,391,224    8,011,181    11,211,067      2,566,170    3,415,270
                                      ----------   ----------   ----------   -----------  -----------     ----------   ----------
Gross profit........................     227,570      329,642      438,975      605,686       812,384        186,565      234,708
Expenses:
  Selling, general and
    administrative..................     157,306      225,047      296,330      415,344       537,893        123,304      154,145
  Charges allocated from Ingram
    Industries......................       1,330        1,567        2,355        3,461         3,633          1,583            0
  Noncash compensation charge.......           0            0            0            0        23,350(3)       6,745(4)     1,813(5)
                                      ----------   ----------   ----------   -----------   ----------     ----------   ----------
                                         158,636      226,614      298,685      418,805       564,876(3)     131,632(4)   155,958(5)
                                      ----------   ----------   ----------   -----------   ----------     ----------   ----------
Income from operations..............      68,934      103,028      140,290      186,881       247,508(3)      54,933(4)    78,750(5)
Other (income) expense:
  Interest income...................        (103)        (407)        (937)      (3,479)       (2,060)          (340)        (814)
  Interest expense..................       5,556        5,003        8,744       13,451        14,812          3,926        7,308
  Interest expense charged by Ingram
    Industries......................      12,405       16,089       24,189       32,606        35,123         10,635            0
  Net foreign currency exchange
    loss............................           0          111        6,873        7,751           701            226           63
  Other.............................       2,574         (623)         716        1,936         2,175            876        3,148
                                      ----------   ----------   ----------   -----------   ----------     ----------   ----------
                                          20,432       20,173       39,585       52,265        50,751         15,323        9,705
                                      ----------   ----------   ----------   -----------   ----------     ----------   ----------
Income before income taxes and
  minority interest.................      48,502       82,855      100,705      134,616       196,757(3)      39,610(4)    69,045(5)
Provision for income taxes..........      17,529       31,660       39,604       53,143        84,889         15,854       28,453
                                      ----------   ----------   ----------   -----------   ----------     ----------   ----------
Income before minority interest.....      30,973       51,195       61,101       81,473       111,868(3)      23,756(4)    40,592(5)
Minority interest...................           0          840       (2,243)      (2,834)        1,189            (72)         215
                                      ----------   ----------   ----------   -----------   ----------     ----------   ----------
Net income..........................  $   30,973   $   50,355   $   63,344   $   84,307    $  110,679(3)  $   23,828(4)$   40,377(5)
                                      ==========   ==========   ==========   ===========   ==========     ==========   ==========
Earnings per share(2)...............  $     0.26   $     0.41   $     0.52   $     0.69    $     0.88(3)  $     0.20(4)$     0.28(5)
                                      ==========   ==========   ==========   ===========   ==========     ==========   ==========
Weighted average common shares
  outstanding.......................     121,407      121,407      121,407      121,407       125,436        121,407      145,369

                                 JANUARY 2,     JANUARY 1,   DECEMBER 31,  DECEMBER 30,  DECEMBER 28,    MARCH 29,
                                    1993          1994          1994          1995          1996           1997
                                ------------------------------------------------------------------------------------
                                                                  (IN THOUSANDS)
Cash..........................  $  25,276      $   44,391   $   58,369     $   56,916    $   48,279    $   62,138
Working capital...............    334,913         471,616      663,049      1,019,639       920,544     1,176,625
Total assets..................    915,590       1,296,363    1,974,289      2,940,898     3,366,947     3,744,005
Total debt(6).................    295,389         398,929      552,283        850,548       304,033       508,531
Stockholder's equity..........    109,418         155,459      221,344        310,795       825,150       865,136

------------------
(1)   The 1992 results reflect the adoption of FAS 109.

(2) In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"), which will become effective in the fourth quarter of 1997. FAS 128 prohibits early application; however, compliance with SEC guidelines requires in the year of adoption the restatement of previously reported earnings per share in selected financial data for all periods presented. See Note 2 of Notes to Consolidated Financial Statements. As calculated under FAS 128, the unaudited pro forma basic earnings per share for fiscal years 1992, 1993, 1994, 1995 and 1996 and the thirteen weeks ended March 30, 1996 and March 29, 1997 would have been $0.29, $0.47, $0.59, $0.79,
      $0.99, $0.22 and $0.30 per share, respectively. Diluted earnings per share as required by FAS 128 would be equivalent to the amount presented as historical earnings per share in the Selected Consolidated Financial Data above.

(3) Reflects a noncash compensation charge of $23.4 million ($19.5 million, or $0.16 per share, net of tax) in connection with the granting of the Options. See Note 12 of Notes to Consolidated Financial Statements.

(4) Reflects a noncash compensation charge of $6.7 million ($4.1 million, or $0.03 per share, net of tax) in connection with the granting of the Options.

(5) Reflects a noncash compensation charge of $1.8 million ($1.4 million, or $0.01 per share, net of tax) in connection with the granting of the Options.

(6) Includes long-term debt, current maturities of long-term debt, and for fiscal years 1992 through 1996, amounts due to Ingram Industries.



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

     Ingram Micro is the leading wholesale distributor of microcomputer products and services worldwide. The Company's net sales have grown to $12.0 billion in 1996 from $2.7 billion in 1992. This sales growth reflects substantial expansion of its existing operations, resulting from the addition of new customers, increased sales to the existing customer base, the addition of new product categories and suppliers, and the establishment of Ingram Alliance, as well as the successful integration of ten acquisitions worldwide. Net income has grown to $110.7 million in 1996 from $31.0 million in 1992.

     In November 1996, the Company was split-off from Ingram Industries through the Split-Off and completed an IPO of its Class A Common Stock that raised $393.8 million, net of underwriters' discounts and expenses, of which approximately $366.3 million was used to repay certain indebtedness to Ingram Industries. Concurrently with the completion of the IPO, the Company entered into a $1 billion Credit Facility with a syndicate of banks for which NationsBank of Texas N.A. and The Bank of Nova Scotia acted as agents. In addition, the Company assumed an Ingram Industries accounts receivable securitization program under which $160 million of fixed rate medium term certificates and $13 million in trust certificate-backed commercial paper was outstanding at the time in satisfaction of remaining amounts due to Ingram Industries. See "--Liquidity and Capital Resources."

     The microcomputer wholesale distribution industry in which the Company operates is characterized by narrow gross and operating margins that have declined industrywide in recent years, primarily due to intense price competition. The Company's gross margins declined to 6.4% for the thirteen weeks ended March 29, 1997 from 8.3% for fiscal 1992. To partially offset the decline in gross margins, the Company has continually instituted operational and expense controls that have reduced selling, general and administrative ("SG&A") expenses (including charges allocated from Ingram Industries prior to the Split-Off) as a percentage of net sales to 4.5% in 1996 from 5.8% in 1992. As a result, the Company's operating margins and net margins have declined less than gross margins. Operating margins declined to 2.1% in 1996 (1996 operating margins were 2.3% excluding the impact of noncash compensation charges totaling $23.4 million) from 2.5% in 1992, and net margins declined to 0.9% in 1996 (1996 net margins were 1.0% excluding the impact of noncash compensation charges totaling $19.5 million, net of tax) from 1.1% in 1992. There can be no assurance that the Company will be able to continue to reduce operating expenses as a percentage of net sales to mitigate further reductions in gross margins. Although the Company's operations outside the United States have historically had gross margins similar to the Company's U.S. traditional wholesale operations, these non-U.S. operations have historically had lower operating margins due in part to greater economies of scale in the U.S. operations. See "Risk Factors--Narrow Margins."

     Ingram Micro entered the master reseller (also known as "aggregation") business in late 1994 through the launch of Ingram Alliance. Ingram Alliance is designed to offer resellers access to certain of the industry's leading hardware manufacturers at competitive prices by utilizing a lower cost business model that depends upon a higher average order size, lower product returns percentage, and supplier paid financing. Ingram Alliance contributed over $1.8 billion and $700 million of net sales to the Company in 1996 and 1995, respectively. Since its inception in late 1994, Ingram Alliance has operated with lower gross margins, lower SG&A expenses as a percentage of net sales, and lower financing costs than the Company's traditional wholesale distribution business. Accordingly, if Ingram Alliance's sales continue to grow as a percentage of the Company's total net sales, the Company expects such increase to cause its overall gross margins to decline.

     The Company sells microcomputer hardware, networking equipment and software products. Sales of hardware products (including networking equipment) represent a majority of total net sales and have historically generated a higher operating margin than sales of software products, although operating margins of both hardware products and software products have historically declined. Hardware products and networking equipment have comprised an increasing percentage, and software products a decreasing percentage, of the Company's net sales in recent years, and the Company expects this trend to continue. Net sales of software products have decreased as a percentage of total net sales in recent years due to a number of factors, including bundling of software with microcomputers; sales growth of Ingram Alliance, which is a hardware-only business; declines in software prices; and the emergence of alternative means of software distribution, such as site licenses and electronic distribution. See "Risk Factors--Rapid Technological Change; Alternate Means of Software Distribution" and "Business--Products and Suppliers."

     The microcomputer wholesale distribution business is capital intensive. The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business. The Company will need additional capital to finance its product inventory and accounts receivable as it expands its business. The Company's interest expense for any current or future indebtedness will be subject to fluctuations in interest rates and may cause fluctuations in the Company's net income.

     In connection with the Split-Off, certain outstanding Ingram Industries stock options, ISUs and SARs held by certain employees of Ingram Industries, Ingram Entertainment, and Ingram Micro were converted to Options exercisable for an aggregate of approximately 10,989,000 shares of Class A Common Stock. See "The Plan," "Management--Rollover Plan; Incentive Stock Units." The Company recorded a pre-tax noncash compensation charge of approximately $23.4 million ($19.5 million net of tax) in 1996 related to the vested portion of certain

Options based on the difference between the estimated fair value of such options at the applicable measurement dates and the exercise price of such options. The Company will record additional noncash compensation charges over the remaining vesting periods of the Options. These additional charges, including charges for a 1996 restricted stock grant, are expected to be approximately $7.3 million ($5.8 million net of tax) for 1997, $4.8 million ($3.7 million net of tax) for 1998 and $2.7 million ($1.9 million net of tax) for 1999.

RESULTS OF OPERATIONS

     The following table sets forth the Company's net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby, for each of the periods indicated.

                                                   FISCAL YEAR                          THIRTEEN WEEKS ENDED
                                 ------------------------------------------------   ---------------------------------

                                      1994             1995            1996         MARCH 30, 1996    MARCH 29, 1997
                                 ---------------   -------------  ----------------  --------------   ----------------
                                                               (DOLLARS IN MILLIONS)
  NET SALES BY GEOGRAPHIC
     REGION(1):
  United States.................  $4,122   70.7%   $5,970   69.3%  $ 8,290   69.0%   $1,834   66.6%  $2,535    69.4%
  Europe........................   1,078   18.5%    1,849   21.4%    2,590   21.5%      633   23.0%     758    20.8%
  Other international...........     630   10.8%      798    9.3%    1,143    9.5%      286   10.4%     357     9.8%
                                  ==============   ==============  ===============   ==============  ===============
     Total......................  $5,830  100.0%   $8,617  100.0%  $12,023  100.0%   $2,753  100.0%  $3,650   100.0%
                                  ==============   ==============  ===============   ==============  ===============

------------------------
(1) Net sales are classified by location of the Company entity. For example, products sold through Ingram Alliance or the U.S. Export Division are classified as United States sales.

     The following table sets forth certain items from the Company's Consolidated Statement of Income as a percentage of net sales, for each of the periods indicated.

                                                                      PERCENTAGE OF NET SALES
                                                 --------------------------------------------------------------------
                                                               FISCAL YEAR                    THIRTEEN WEEKS ENDED
                                                 ----------------------------------------   -------------------------
                                                                                             MARCH 30,     MARCH 29,
                                                        1994         1995         1996          1996          1997
                                                 ----------------------------------------   -------------------------

Net sales.....................................         100.0%       100.0%        100.0%       100.0%        100.0%
Cost of sales.................................          92.5%        93.0%         93.2%        93.2%         93.6%
                                                 ----------------------------------------   ------------------------
Gross profit..................................           7.5%         7.0%          6.8%         6.8%          6.4%
Expenses:
   SG&A expenses and charges
      allocated from Ingram Industries........           5.1%         4.8%          4.5%         4.6%          4.2%
   Noncash compensation charge................           0.0%         0.0%          0.2%         0.2%          0.0%
                                                 -------------------------------------------------------------------
Income from operations........................           2.4%         2.2%          2.1%         2.0%          2.2%
Other expense, net............................           0.7%         0.6%          0.5%         0.6%          0.3%
                                                 -------------------------------------------------------------------
Income before income taxes and minority                  1.7%         1.6%          1.6%         1.4%          1.9%
   interest...................................
Provision for income taxes....................           0.6%         0.6%          0.7%         0.6%          0.8%
Minority interest.............................           0.0%         0.0%          0.0%         0.0%          0.0%
                                                 ===================================================================
Net income....................................           1.1%         1.0%          0.9%         0.8%          1.1%
                                                 ===================================================================

THIRTEEN WEEKS ENDED MARCH 29, 1997 COMPARED TO THIRTEEN WEEKS ENDED MARCH 30, 1996

     Consolidated net sales increased 32.6% to $3.6 billion in the first quarter of 1997 from $2.8 billion in the first quarter of 1996. The increase in worldwide net sales was attributable to growth in the microcomputer products industry in general, the addition of new customers, increased sales to the existing customer base, improved product availability, and expansion of the Company's product offerings.

     Net sales from U.S. operations increased 38.2% to $2.54 billion in the first quarter of 1997 from $1.83 billion in the first quarter of 1996. In addition to the factors above that impacted net sales worldwide, U.S. net sales were positively impacted by the strong growth in Ingram Alliance sales which grew 82.6% to $681.0 million in the first quarter of 1997 from $373.0 million in the first quarter of 1996. Net sales from European operations increased 19.7% to $757.6 million in the first quarter of 1997 from $632.8 million in the first quarter of 1996. The U.S. dollar was stronger against most European currencies during the first quarter of 1997 relative to the first quarter of 1996. At constant exchange rates, net sales from European operations would have increased 27% in the first quarter of 1997 as compared to the first quarter of 1996. Other international net sales increased 25.2% to $357.6 million in the first quarter of 1997 from $285.7 million in the first quarter of 1996, principally due to growth in net sales of the Company's Canadian and Mexican operations.

     Cost of sales as a percentage of net sales increased to 93.6% in the first quarter of 1997 from 93.2% in the first quarter of 1996. This increase was largely attributable to the increase as a percentage of net sales of the Ingram Alliance business which has lower gross margins.

     Total SG&A expenses (including charges allocated from Ingram Industries in 1996) increased 23.4% to $154.1 million in the first quarter of 1997 from $124.9 million in the first quarter of 1996, but decreased as a percentage of net sales to 4.2% in the first quarter of 1997 from 4.6% in the first quarter of 1996. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease payments relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The decrease in operating expenses as a percentage of net sales was primarily attributable to the growth of Ingram Alliance, which utilizes a lower cost business model, and economies of scale from higher sales volumes.

     In the first quarter of 1996 and 1997, the Company recorded noncash compensation charges related to the vested portion of previously granted stock options converted to Ingram Micro stock options. Noncash compensation charges decreased 73.1% to $1.8 million in the first quarter of 1997 from $6.7 million in the first quarter of 1996. The higher amount in 1996 was due to the initial noncash compensation charge recorded in the first quarter of 1996 when the terms and grants of these stock options were established. The Company expects to record additional noncash compensation charges of $1.8 million in each of the second, third and fourth quarters of 1997.

     Excluding noncash compensation charges, total income from operations expressed as a percentage of net sales remained unchanged at 2.2% in the first quarter of 1997 and the first quarter of 1996. Income from operations in the United States excluding the noncash compensation charge increased as a percentage of U.S. net sales to 2.7% in the first quarter of 1997 from 2.6% in the first quarter of 1996. Income from operations in Europe excluding the noncash compensation charge decreased as a percentage of European net sales to 1.0% in the first quarter of 1997 from 1.1% in the first quarter of 1996. Income from operations for other international regions excluding the noncash compensation charge decreased as a percentage of other international net sales to 1.7% in the first quarter of 1997 from 2.5% in the first quarter of 1996 due to the impact of higher cost of sales as a percentage of other international net sales.

     For the reasons set forth above, income from operations, including noncash compensation charges, increased 43.4% to $78.8 million in the first quarter of 1997 from $54.9 million in the first quarter of 1996, and, as a percentage of net sales, increased to 2.2% in the first quarter of 1997 from 2.0% in the first quarter of 1996.

     Other expense, net, which consists primarily of net interest expense (including interest expense charged by Ingram Industries in 1996), foreign currency exchange losses, and miscellaneous non-operating expenses, decreased 36.7% to $9.7 million in the first quarter of 1997 from $15.3 million in the first quarter of 1996, and decreased as a percentage of net sales to 0.3% in the first quarter of 1997 from 0.6% in the first quarter of 1996. The decrease in other expense was largely attributable to a year-over-year decrease in interest expense to $7.3 million in the first quarter of 1997 from $14.6 million (including interest expense charged by Ingram Industries) in the first quarter of 1996, primarily related to repayment of indebtedness to Ingram Industries with proceeds from the Company's initial public offering in the fourth quarter of 1996. The decrease in interest expense was partially offset by the increase in other expense to $3.1 million in the first quarter of 1997 from $0.9 million in the first quarter of 1996 resulting from the classification of $2.9 million of financing costs in the first quarter of 1997 relating to the Company's accounts receivable securitization program. See --"Liquidity and Capital Resources". Such expenses were reflected as interest expense charged by Ingram Industries in the first quarter of 1996.

     The provision for income taxes increased 79.5% to $28.5 million in the first quarter of 1997 from $15.9 million in the first quarter of 1996, reflecting the 74.3% increase in the Company's income before income taxes and minority interest. The Company's effective tax rate was 41.2% in the first quarter of 1997 compared to 40.0% in the first quarter of 1996. The increase in the effective tax rate was primarily due to the effect of higher state taxes and tax benefits of noncash compensation charges. In 1996, the Company filed consolidated state tax returns with Ingram Industries which allowed the Company to take advantage of certain apportionment benefits among the states. In 1997, the Company will file its own separate state tax returns. In addition, approximately one-half of the noncash compensation charge for the first quarter of 1997 is not deductible for income tax purposes. The noncash compensation charge for the first quarter of 1996 was fully deductible for income tax purposes.

     Excluding noncash compensation charges of $1.4 million (net of tax) for the first quarter of 1997 and $4.1 million (net of tax) for the first quarter of 1996, net income increased 49.7% to $41.8 million in the first quarter of 1997 from $27.9 million in the first quarter of 1996 and, as a percentage of net sales, increased to 1.1% in the first quarter of 1997 from 1.0% in the first quarter of 1996. Pro forma earnings per share, excluding noncash compensation charges, increased 26.0% to $0.29 in the first quarter of 1997 from $0.23 in the first quarter of 1996. Net income, including noncash compensation charges, increased 69.5% to $40.4 million in the first quarter of 1997 from $23.8 million in the first quarter of 1996. Earnings per share, including the noncash compensation charge, increased 40.0% to $0.28 in the first quarter of 1997 from $0.20 in the first quarter of 1996.

1996 COMPARED TO 1995

     Consolidated net sales increased 39.5% to $12.0 billion in 1996 from $8.6 billion in 1995. The increase in worldwide net sales was attributable to growth in the microcomputer products industry in general, the addition of new customers, increased sales to the existing customer base, and expansion of the Company's product offerings. Microsoft Windows 95 was launched in the third quarter of 1995 with net sales of $267.5 million in 1995.

     Net sales from U.S. operations increased 38.9% to $8.3 billion in 1996 from $6.0 billion in 1995. In addition to the factors above that impacted net sales worldwide, U.S. net sales were positively impacted by the strong growth in Ingram Alliance sales which grew 157.3% to $1.88 billion in 1996 from $729 million in 1995. Net sales from European operations increased 40.0% to $2.6 billion in 1996 from $1.8 billion in 1995. Other international net sales increased 43.3% to $1.1 billion in 1996 from $798 million in 1995, principally due to the growth in net sales from the Company's Canadian operations.

     Cost of sales as a percentage of net sales increased to 93.2% in 1996 from 93.0% in 1995. This increase was largely attributable to competitive pricing pressures, especially in Europe, and the increase as a percentage of net sales of the lower gross margin Ingram Alliance business.

     Total SG&A expenses and charges allocated from Ingram Industries increased 29.3% to $541.5 million in 1996 from $418.8 million in 1995, but decreased as a percentage of net sales to 4.5% in 1996 from 4.8% in 1995. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease payments relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The decrease in operating expenses as a percentage of net sales was primarily attributable to the growth of Ingram Alliance, which utilizes a lower cost business model, and economies of scale from higher sales volumes.

     During 1996, the Company recorded a noncash compensation charge of $23.4 million ($19.5 million, net of tax) or 0.2% of net sales in connection with the Options. The Company did not record any such charge during 1995.

     Excluding the $23.4 million noncash compensation charge in 1996, total income from operations increased as a percentage of net sales to 2.3% in 1996 from 2.2% in 1995. Income from operations in the United States excluding the noncash compensation charge increased as a percentage of U.S. net sales to 2.7% in 1996 from 2.6% in 1995. Income from operations in Europe excluding the noncash compensation charge decreased as a percentage of European net sales to 0.8% in 1996 from 1.0% in 1995. This decrease was offset by an increase in income from other international operations excluding the noncash compensation charge as a percentage of other international net sales to 2.0% in 1996 from 1.3% in 1995.

     For the reasons set forth above, income from operations, including the $23.4 million noncash compensation charge, increased 32.4% to $247.5 million in 1996 from $186.9 million in 1995, but, as a percentage of net sales, decreased to 2.1% in 1996 from 2.2% in 1995.

     Other expense, net, which consists primarily of net interest expense (including interest expense charged by Ingram Industries), foreign currency exchange losses, and miscellaneous non-operating expenses, decreased 2.9% to $50.8 million in 1996 from $52.3 million in 1995, and decreased as a percentage of net sales to 0.5% in 1996 from 0.6% in 1995. The decrease in other expense was largely attributable to a year-over-year decrease in the amount of foreign currency losses to $0.7 million in 1996 from $7.8 million in 1995, primarily related to the Mexican peso devaluation. Such decrease was partially offset by a higher level of borrowings to finance the Company's worldwide business expansion.

     The provision for income taxes increased 59.7% to $84.9 million in 1996 from $53.1 million in 1995, reflecting the 46.2% increase in the Company's income before income taxes and minority interest. The Company's effective tax rate was 43.1% in 1996 compared to 39.5% in 1995. The increase in the effective tax rate was primarily due to the effect of the noncash compensation charge, much of which is not deductible for income tax purposes, as well as the effect of certain international taxes in 1996.

     Excluding the $19.5 million (net of tax) noncash compensation charge, net income increased 54.4% to $130.2 million in 1996 from $84.3 million in 1995 and, as a percentage of net sales, remained constant at 1.0% in 1996 and in 1995. Pro forma earnings per share, excluding the noncash compensation charge, increased 50.7% to $1.04 in 1996 from $0.69 in 1995. Net income, including the $19.5 million (net of tax) noncash compensation charge, increased 31.3% to $110.7 million in 1996 from $84.3 million in 1995. Earnings per share, including the noncash compensation charge, increased 27.5% to $0.88 in 1996 from $0.69 in 1995.


1995 COMPARED TO 1994


     Consolidated net sales increased 47.8% to $8.6 billion in 1995 from $5.8 billion in 1994. The increase in worldwide net sales was attributable to growth in the microcomputer products industry in general, the addition of new customers, increased sales to the existing customer base, and expansion of the Company's product offerings, as well as to the release of significant new products, including the Microsoft Windows 95 operating system in August 1995.


     Net sales from U.S. operations increased 44.8% to $6.0 billion in 1995 from $4.1 billion in 1994. The increase in U.S. net sales was largely attributable to the growth of Ingram Alliance in 1995, its first full year of operations, as well as an increase in the Company's customer base and product lines. Net sales from European operations increased 71.5% to $1.8 billion in 1995 from $1.1 billion in 1994. In addition to factors affecting sales worldwide, European net sales were positively impacted by the full year contribution in 1995 of the Company's Scandinavian operations, which were acquired in September 1994. Other international net sales increased 26.7% to $798.0 million in 1995 from $629.6 million in 1994. The increase in net sales from other international operations was entirely attributable to an increase in Canadian sales, partially offset by a decrease in Mexican net sales resulting from the distressed Mexican economy and the related peso devaluation.

     Cost of sales as a percentage of net sales increased to 93.0% in 1995 from 92.5% in 1994. This increase was largely attributable to competitive pricing pressures worldwide and the growth of Ingram Alliance, which is characterized by lower gross margins than the Company's traditional wholesale distribution business. Gross margin was favorably impacted by effective operational controls and an increase in worldwide purchase discounts and rebates from the Company's suppliers.

     Total SG&A expenses and charges allocated from Ingram Industries increased 40.2% to $418.8 million in 1995 from $298.7 million in 1994, but decreased as a percentage of net sales to 4.8% in 1995 from 5.1% in 1994. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease payments relating to new facilities, and expenses associated with the development and maintenance of information systems. The decreased level of spending as a percentage of net sales was primarily attributable to economies of scale resulting from higher sales volumes, increased operating efficiencies, and the growth of Ingram Alliance, which is characterized by lower SG&A expenses as a percentage of net sales than the Company's traditional wholesale distribution business.

     For the reasons set forth above, income from operations increased 33.2% to $186.9 million in 1995 from $140.3 million in 1994, but decreased as a percentage of net sales to 2.2% in 1995 from 2.4% in 1994. Income from U.S. operations decreased as a percentage of U.S. net sales to 2.6% in 1995 from 3.0% in 1994. This decrease was partially offset by an increase in income from European operations as a percentage of European net sales to 1.1% in 1995 from 0.7% in 1994.

     Other expense, net increased 32.0% to $52.3 million in 1995 from $39.6 million in 1994, but decreased as a percentage of net sales to 0.6% in 1995 from 0.7% in 1994. The increase in other expense was largely attributable to a higher level of borrowings to finance the Company's worldwide business expansion. The Company was also negatively impacted by the continued effect of the distressed Mexican economy and the related peso devaluation. Primarily due to events in Mexico, the Company sustained a net foreign currency exchange loss of $7.8 million in 1995 as compared to a $6.9 million loss in 1994.

     The provision for income taxes increased 34.2% to $53.1 million in 1995 from $39.6 million in 1994, reflecting the 33.7% increase in the Company's income before income taxes and minority interest. The Company's effective tax rate was 39.5% in 1995 as compared to 39.3% in 1994.

     Net income increased 33.1% to $84.3 million in 1995 from $63.3 million in 1994, but decreased as a percentage of net sales to 1.0% in 1995 from 1.1% in 1994.

QUARTERLY DATA; SEASONALITY

     The Company's quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for the products and services offered by the Company, the introduction of new hardware and software technologies and products offering improved features and functionality, the introduction of new products and services by the Company and its competitors, the loss or consolidation of a significant supplier or customer, changes in the level of operating expenses, inventory adjustments, product supply constraints, competitive conditions including pricing, interest rate fluctuations, the impact of acquisitions, currency fluctuations, and general economic conditions. The Company's narrow operating margins may magnify any such fluctuations. Specific historical seasonal variations in the Company's operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and worldwide pre-holiday stocking in the retail channel during the September to November period. In addition, as was the case with the introduction of Microsoft Windows 95 in August 1995, the product cycle of major products may materially impact the Company's business, financial condition, or results of operations.

     The following table sets forth certain unaudited quarterly historical consolidated financial data for each of the thirteen quarters up to the period ended March 29, 1997. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The operating results for any quarter shown are not necessarily indicative of results for any future period.

                                                                            INCOME BEFORE
                                                                             INCOME TAXES
                                                                  INCOME         AND
                                             NET       GROSS       FROM        MINORITY       NET       EARNINGS
                                            SALES      PROFIT   OPERATIONS     INTEREST      INCOME     PER SHARE
                                         ---------------------------------------------------------------------------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
FISCAL YEAR ENDED DECEMBER 31, 1994
   THIRTEEN WEEKS ENDED:
      April 2, 1994.................        $1,266.6     $ 92.4    $26.1       $19.4          $11.6       $0.10
      July 2, 1994..................         1,298.9       96.8     28.3        19.5           12.1        0.10
      October 1, 1994...............         1,387.0      105.1     32.9        24.3           14.6        0.12
      December 31, 1994.............         1,877.7      144.7     53.0        37.5           25.0        0.20

FISCAL YEAR ENDED DECEMBER 30, 1995
   THIRTEEN WEEKS ENDED:
      April 1, 1995.................        $1,879.5     $132.4    $38.5       $24.3          $17.1       $0.14
      July 1, 1995..................         1,859.6      138.9     40.2        30.0           18.4        0.15
      September 30, 1995............         2,331.6      151.2     45.2        33.8           20.8        0.17
      December 30, 1995.............         2,546.2      183.2     63.0        46.5           28.0        0.23

FISCAL YEAR ENDED DECEMBER 28, 1996
   THIRTEEN WEEKS ENDED:
      March 30, 1996................        $2,752.7     $186.6    $54.9 (1)   $39.6 (1)      $23.8 (1)   $0.20 (1)
      June 29, 1996.................         2,790.4      190.5     59.5 (2)    44.9 (2)       26.8 (2)    0.22 (2)
      September 28, 1996............         2,931.6      197.4     61.5 (3)    48.9 (3)       27.0 (3)    0.22 (3)
      December 28,1996..............         3,548.8      237.9     71.6 (4)    63.4 (4)       33.1 (4)    0.24 (4)

FISCAL YEAR ENDED JANUARY 3, 1998
   THIRTEEN WEEKS ENDED:
      March 29, 1997................        $3,650.0     $234.7    $78.7 (5)   $69.0 (5)      $40.4 (5)   $0.28 (5)

---------------------------
(1) Reflects a noncash compensation charge of $6.7 million ($4.1 million, or $0.03 per share, net of tax) in connection with the granting of the Options.

(2) Reflects a noncash compensation charge of $1.1 million ($0.7 million, or less than $0.01 per share, net of tax) in connection with the granting of the Options.

(3) Reflects a noncash compensation charge of $1.1 million ($0.6 million, or less than $0.01 per share, net of tax) in connection with the granting of the Options.

(4) Reflects a noncash compensation charge of $14.5 million ($14.1 million, or less than $0.11 per share, net of tax) in connection with the granting of the Options.

(5) Reflects a noncash compensation charge of $1.8 million ($1.4 million, or $0.01 per share, net of tax) in connection with the granting of the Options.

     As indicated in the table above, the increases in the Company's net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers. Additionally, gross profit in the fourth quarter of each year has historically been favorably impacted by attractive year-end product buying opportunities which have often resulted in higher purchase discounts.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth and cash needs largely through income from operations and borrowings, trade and supplier credit and, more recently, the public sale of 23,200,000 shares of its Class A Common Stock at $18.00 per share in the IPO completed in November 1996.

     Cash used by operating activities was $191.4 million in the first quarter of 1997 as compared to cash provided by operating activities of $35.2 million in the first quarter of 1996. The significant increase in cash used by operating activities in the first quarter of 1997 over the first quarter of 1996 was due to the increase in accounts receivable and inventory levels at March 29, 1997 as compared to March 30, 1996. Cash provided by the increase in accounts payable in the first quarter of 1997 partially offset the use related to accounts receivable and inventory. The increase in inventory levels at March 29, 1997 was due to the growth in sales volume, new product launches and the pursuit of attractive product buying opportunities in order to maintain high customer order fill rates.

     Cash provided by operating activities was $78.0 million in 1996 as compared to cash used in operating activities of $251.3 million in 1995 and $87.1 million in 1994. The significant increase in cash provided by operating activities in 1996 over cash used in operating activities in 1995 was partially due to higher net income and the difference between accounts receivable, inventory levels, and accounts payable in 1996 as compared to 1995 due to the launch of Microsoft Windows 95 in the third quarter of 1995. The significant increase in cash used by operating activities in 1995 over 1994 was due to the increased levels of inventory and an increase in accounts receivable. Cash provided by the increase in accounts payable in 1995 partially offset the use related to inventory and accounts receivable. The increase in the difference in inventory levels and accounts payable in 1995 as compared to 1994 was partially due to the launch of Microsoft Windows 95.

     Net cash used by investing activities was $21.3 million in the first quarter of 1997 as compared to $16.1 million in the first quarter of 1996. The increase was due to the Company's expansion of warehouse and other facilities. Net cash used by investing activities was $107.2 million, $48.8 million, and $42.6 million in 1996, 1995, and 1994, respectively. These increases were due to the Company's expansion of warehouse and other facilities in each year. In 1996, purchases of property and equipment included $22.6 million related to the acquisition, in connection with the Split-Off, of certain previously leased facilities utilized by the Company. Net cash used by investing activities in 1994 included acquisitions of operations in four European countries in 1994.

     Net cash provided by financing activities was $228.2 million in the first quarter of 1997 as compared to cash used by financing activities of $37.8 million in the first quarter of 1996. The increase in net cash provided by financing activities was caused primarily by proceeds drawn under the revolving credit facility and new long-term debt of $221.9 million in the first quarter of 1997 as compared to the net repayment of borrowings from Ingram Industries totaling $55.9 million in the first quarter of 1996. Borrowings under the revolving credit facility and long-term debt were used, in part, to finance the increase in accounts receivable and inventories.

     Net cash provided by financing activities was $21.3 million, $298.3 million, and $143.3 million in 1996, 1995 and 1994, respectively. Net cash provided by financing activities in 1996 includes the receipt of $393.8 million in net proceeds from the IPO. The decrease in net cash provided by financing activities in 1996 as compared to 1995 was caused primarily by the repayment of borrowings from Ingram Industries totaling $513.8 million as a result of the Split-Off and a $20.0 million distribution to Ingram Industries in 1996. The decrease in borrowings from Ingram Industries is partially offset by proceeds from debt totaling $49.7 million and net borrowings under the revolving credit facility of $80.6 million. The increase in net cash provided by financing activities in 1995 as compared to 1994 was primarily provided by an increase in borrowings from Ingram Industries.

     Prior to the Split-Off, the Company's sources of capital were primarily borrowings from Ingram Industries. Ingram Industries no longer provides financing to the Company following the Split-Off. In November 1996, the Company entered into a $1 billion Credit Facility with a syndicate of banks for which NationsBank of Texas N.A. and The Bank of Nova Scotia acted as agents. The Company is required to comply with certain financial covenants, including minimum net worth, restrictions on funded debt, current ratio and interest coverage, which will be tested as of the end of each fiscal quarter. The Credit Facility also restricts the Company's ability to pay dividends. Borrowings will be subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company's business or financial condition. At December 28, 1996 and at March 29, 1997, the Company was in compliance with these financial covenants. Borrowings under the Credit Facility were used to repay outstanding revolving indebtedness related to amounts drawn by certain of the Company's subsidiaries, as participants in Ingram Industries' existing unsecured credit facility, which was terminated concurrent with the Split-Off, as well as partial financing for the increase in accounts receivable and inventories at December 28, 1996 as compared to December 30, 1995.

     In November 1996, the Company sold 23,200,000 shares of Class A Common Stock in the IPO at $18.00 per share. The Company received net proceeds of $393.8 million of which approximately $366.3 million was used to repay certain existing indebtedness to Ingram Industries. Primarily as a result of the IPO, stockholders' equity increased to $825.2 million at December 28, 1996, up 165.5%, from $310.8 million at December 30, 1995. In addition, the Company's debt to capitalization ratio was 27% at December 28, 1996, down from 73% at December 30, 1995, but increased to 37% at March 29, 1997. At March 29, 1997, the Company had $363.5 million in outstanding borrowings under the Credit Facility.

     From February 1993 through the Split-Off, the Company had an agreement with Ingram Industries whereby the Company sold all of its domestic trade accounts receivable to Ingram Industries on an ongoing basis. Ingram Industries transferred certain trade accounts receivable from the Company and other Ingram Industries affiliates to a trust which sold certificates representing undivided interests in the total pool of trade receivables without recourse. As of November 1, 1996, Ingram Industries had sold $160 million of fixed rate medium term certificates and established a commercial paper program, supported by a variable rate certificate, under which $13.0 million was outstanding. The arrangement with the trust extends to December 31, 1999, renewable biannually under an evergreen provision up to a maximum term of 20 years. In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries accounts receivable securitization program was assumed by the Company, which is now the sole seller of receivables. Under the amended program, certain of the Company's domestic receivables are transferred to the trust. The Company believes the amended program contains sufficient trade accounts receivable to support the outstanding fixed rate medium term certificates as well as an unspecified amount of variable rate certificates which support the commercial paper program. At March 29, 1997, the amount of commercial paper outstanding totaled $105.0 million. Assumption of the securitization program resulted in a $160 million reduction of trade accounts receivable and long-term debt in the Company's consolidated balance sheet at December 28, 1996 and March 29, 1997. See Note 5 of Notes to Consolidated Financial Statements.

     The Company and its foreign subsidiaries have uncommitted lines of credit and short-term overdraft facilities in various currencies which aggregated $62.4 million as of December 28, 1996. These facilities are used principally for working capital and bear interest at market rates. See Note 7 of Notes to Consolidated Financial Statements.

     The exercise of stock options provides an additional source of cash to the Company. In 1996, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $11.3 million.

     The Company announced on April 30, 1997 that it has signed a definitive agreement to acquire the IE indirect business, its RND. Under the terms of the agreement, Ingram Micro will pay a total of $78 million, subject to adjustment, in a combination of cash and assumption of liabilities in excess of current assets. Pending IE stockholder approval, the transaction is expected to close in the latter half of July 1997. The RND business model -- also known as "wholesale aggregation" or "master reseller" - is complementary to Ingram Alliance. The Company believes that the agreement will provide a new revenue source as well as strengthen the Company's relationships with resellers through new programs, better access to key manufacturers and improved operations. The Company will also become the primary wholesaler to IE's XLSource division, an authorized direct sales organization and reseller for products of more than 80 technology manufacturers, for an initial term of up to three years. The Company believes that its existing cash and credit facilities are adequate to pay the purchase price for RND and discharge its other obligations under the agreement, as well as finance the anticipated increase in accounts receivable and inventories upon completion of the acquisition of RND.

     The Company believes that its available cash, together with net cash provided by operating activities, supplemented as necessary with funds available under credit arrangements (including the $1 billion Credit Facility), will provide sufficient resources to meet its present and future working capital and cash requirements for at least the next 12 months, or earlier if the Company were to engage in significant, material corporate transactions not currently anticipated, in which event the Company anticipates that additional debt or equity financing would be required.

     The Company presently expects to spend approximately $90 million in 1997 for capital expenditures due to continued expansion of its business.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued FAS 128 which will become effective in the fourth quarter of 1997. FAS 128 replaces the presentation of earnings per share reflected on the Statement of Income with a dual presentation of basic earnings per share and diluted earnings per share. FAS 128 does not permit early application; however, it requires, when implemented in the fourth quarter of 1997, restatement of previously reported earnings per share for each income statement presented. The Company does not expect the adoption of FAS 128 to have a material impact on its financial condition or results of operations.

                                    BUSINESS

OVERVIEW

     Ingram Micro is the leading wholesale distributor of microcomputer products and services worldwide. The Company markets microcomputer hardware, networking equipment, and software products to more than 100,000 reseller customers in approximately 120 countries. As a wholesale distributor, the Company markets its products to resellers as opposed to marketing directly to end-user customers.

     Ingram Micro offers one-stop shopping to its reseller customers by providing a comprehensive inventory of more than 100,000 distinct items from over 1,100 suppliers, including most of the microcomputer industry's leading hardware manufacturers, networking equipment suppliers, and software publishers. The Company's broad product offerings include: desktop and notebook PCs, servers, and workstations; mass storage devices; CD-ROM drives; monitors; printers; scanners; modems; networking hubs, routers, and switches; network interface cards; business application software; entertainment software; and computer supplies. In addition, to enhance sales and to support its suppliers and reseller customers, the Company provides a wide range of value-added services, such as technical training, order fulfillment, tailored financing programs, systems configuration, and marketing programs.

     Ingram Micro entered the master reseller (also known as "aggregation") business in late 1994 with the launch of Ingram Alliance. On April 29, 1997, the Company signed a definitive agreement to acquire IE's RND which will greatly increase the size of Ingram Alliance's business. Ingram Alliance is designed to offer resellers access to the industry's leading hardware manufacturers at competitive prices by utilizing a lower cost business model that depends upon a higher average order size, lower product returns percentage, and supplier-paid financing. Over 95% of Ingram Alliance's sales in 1996 were funded by floor plan financing companies. The Company typically receives payment from these financing institutions within three business days from the date of the sale, allowing Ingram Alliance to operate at much lower relative working capital levels than the Company's wholesale distribution business. Such floor plan financing is typically subsidized for Ingram Alliance's reseller customers by its suppliers. Since its inception, Ingram Alliance has experienced rapid growth. In 1996, Ingram Alliance achieved net sales in excess of $1.88 billion, and it currently has 13 suppliers and more than 1,100 reseller customers.

     The Company is focused on providing a broad range of products and services, quick and efficient order fulfillment, and consistent on-time and accurate delivery to its reseller customers around the world. The Company believes that Impulse, the Company's on-line information system, provides a competitive advantage through real-time worldwide information access and processing capabilities. IMpulse is a single, standardized, real-time information system and operating environment, used across all of the Company's worldwide operations. This on-line information system, coupled with the Company's exacting operating procedures in telesales, credit support, customer service, purchasing, technical support, and warehouse operations, enables the Company to provide its reseller customers with superior service in an efficient and low cost manner.

     The Company's earliest predecessor began business in 1979 as a California corporation named Micro D, Inc. This company and its parent, Holdings, grew through a series of acquisitions, mergers, and internal growth to encompass the Company's current operations. Ingram Micro Inc. was incorporated in Delaware on April 29, 1996, in order to effect the reincorporation of the Company in Delaware. The successor to Micro D, Inc. and Holdings were merged into Ingram Micro Inc. in October 1996.

     THE SPLIT-OFF AND INITIAL PUBLIC OFFERING

     In November 1996, the Company completed the sale of 23,200,000 shares of its Class A Common Stock pursuant to an initial public offering at an offering price of $18.00 per share. Cash proceeds of the offering totaled $393.8 million, net of underwriters' discounts and expenses of the offering, of which approximately $366.3 million was used to repay indebtedness to its then parent, Ingram Industries. The remaining proceeds of the offering, amounting to $27.5 million, were used for working capital purposes.

     Immediately prior to the closing of the IPO, the Company was split-off from its former parent, Ingram Industries, in a tax-free reorganization. In the Split-Off, Ingram Industries, a company controlled by the Ingram Family Stockholders, consummated an exchange, pursuant to which certain existing stockholders of Ingram Industries exchanged eligible shares of Ingram Industries common stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios. Immediately after the Split-Off and the closing of the IPO, none of the Common Stock was held by Ingram Industries, other than 246,000 shares of Class A Common Stock purchased by Ingram Industries in the IPO (including 15,000 shares purchased by Ingram Entertainment, a subsidiary of Ingram Industries). At March 29, 1997, 66.4% of the outstanding Common Stock (and 80.1% of the outstanding voting power) was held by the Ingram Family Stockholders. In connection with the Split-Off, agreements relating to board representation and registration rights with respect to Class A Common Stock held by the Ingram Family Stockholders (including shares of Class A Common Stock issued upon conversion of Class B Common Stock) were entered into by the Company and the Ingram Family Stockholders. See "The Split-Off and The Reorganization."

     In connection with the Split-Off, the Company, Ingram Industries and Ingram Entertainment allocated certain liabilities and obligations among themselves. See "The Split-Off and The Reorganization."

THE INDUSTRY

     The worldwide microcomputer products distribution industry generally consists of suppliers, which sell directly to wholesalers, resellers, and end-users; wholesale distributors, which sell to resellers; and resellers, which sell to other resellers and directly to end-users. A variety of reseller categories exists, including corporate resellers, VARs, systems integrators, original equipment manufacturers, direct marketers, independent dealers, owner-operated chains, franchise chains, and computer retailers. Different types of resellers are defined and distinguished by the end-user market they serve, such as large corporate accounts, small and medium-sized businesses, or home users, and by the level of value they add to the basic products they sell. Wholesale distributors generally sell only to resellers and purchase a wide range of products in bulk directly from manufacturers. Different wholesale distribution models have evolved in particular countries and geographies depending on the characteristics of the local reseller environment, as well as other factors specific to a particular country or region. The United States, for example, is distinguished by the presence of master resellers, or aggregators, which are functionally similar to wholesale distributors, but which focus on selling relatively few product lines--typically high volume, brand name hardware systems--to a network of franchised dealers and affiliates.

     The growth of the microcomputer products wholesale distribution industry continues to exceed that of the microcomputer industry as a whole. Faced with the pressures of declining product prices and the increasing costs of selling direct to a large and diverse group of resellers, suppliers are increasingly relying upon wholesale distribution channels for a greater proportion of their sales. To minimize costs and focus on their core capabilities in manufacturing, product development, and marketing, many suppliers are also outsourcing an increasing portion of certain functions such as distribution, service, technical support, and final assembly to the wholesale distribution channel. Growing product complexity, shorter product life cycles, and an increasing number of microcomputer products due to the emergence of open systems architectures and the recognition of certain industry standards have led resellers to depend on wholesale distributors for more of their product, marketing, and technical support needs. In addition, resellers are relying to an increasing extent on wholesale distributors for inventory management and credit to avoid stocking large inventories and maintaining credit lines to finance their working capital needs. The Company believes that new opportunities for growth in the microcomputer products wholesale distribution industry will emerge as new product categories, such as computer telephone integration ("CTI") and the digital versatile disc format, arise from the ongoing convergence of computing, communications, and consumer electronics.

     Markets outside the United States, which represent over half of the microcomputer industry's sales, are characterized by a more fragmented wholesale distribution channel than in the United States. Increasingly, suppliers and resellers pursuing global growth are seeking wholesale distributors with international sales and support capabilities. In addition, the microcomputer products industry in international markets is less mature and growing more rapidly than in the United States, and as such, international growth opportunities for microcomputer wholesaler distributors are significant.

     The evolution of open sourcing during the past several years is a phenomenon specific to the U.S. microcomputer products wholesale distribution market. Historically, branded computer systems from large suppliers such as Apple Computer, Compaq Computer, Hewlett-Packard, and IBM were sold in the United States only through authorized master resellers. Under this single sourcing model, resellers were required to purchase these products exclusively from one master reseller. Over the past few years, competitive pressures have led some of the major computer suppliers to authorize second sourcing, in which resellers may purchase a supplier's product from a source other than their primary master reseller, subject to certain restrictive terms and conditions (such as higher prices or the elimination of floor planning subsidies). More recently, certain computer manufacturers have authorized open sourcing, a model under which resellers can purchase the supplier's product from any source on equal terms and conditions. The trend toward open sourcing has blurred the distinction between wholesale distributors and master resellers, which are increasingly able to serve the same reseller customers, whereas previously master resellers had a captive reseller customer base. The Company believes that continued movement towards second sourcing and open sourcing puts the largest and most efficient distributors of microcomputer products, which provide the highest value through superior service and pricing, in the best position to compete for reseller customers.

     The dynamics of the microcomputer products wholesale distribution business favor the largest distributors which have access to financing and are able to achieve economies of scale, breadth of geographic coverage, and the strongest vendor relationships. Consequently, the distributors with these characteristics are tending to take share from smaller distributors as the industry undergoes a process of consolidation. The need for wholesale distributors to implement high volume/low cost operations on a worldwide basis is continuing to grow due to ongoing price competition, the increasing demand for value-added services, the trend toward open sourcing, and the increasing globalization of the microcomputer products industry. In summary, the microcomputer wholesale distribution industry is growing rapidly while simultaneously consolidating, creating an industry environment in which market share leadership and cost efficiency are of paramount importance.

BUSINESS STRATEGY

     The Company is the preeminent worldwide wholesale distributor of microcomputer products and services and believes that it has developed the capabilities and scale of operations critical for long-term success in the microcomputer products distribution industry.

     The Company's strategy of offering a full line of products and services provides reseller customers with one-stop shopping. The Company generally is able to purchase products in large quantities and to avail itself of special purchase opportunities from a broad range of suppliers. This allows the Company to take advantage of various discounts from its suppliers, which in turn enables the Company to provide competitive pricing to its reseller customers. The Company's international market presence provides suppliers with access to a broad base of geographically dispersed resellers, serviced by the Company's extensive network of distribution centers and support offices. The Company's size has permitted it to attract highly qualified associates and increase investment in personnel development and training. Also, the Company benefits from being able to make large investments in information systems, warehousing systems, and infrastructure. Further, the Company is able to spread the costs of these investments across its worldwide operations.

     The Company is pursuing a number of strategies to further enhance its leadership position within the microcomputer marketplace. These include:

     EXPAND WORLDWIDE MARKET COVERAGE. Ingram Micro is committed to extending its already extensive worldwide market coverage through internal growth in all markets in which it currently participates. In addition, the Company intends to pursue acquisitions, joint ventures, and strategic relationships outside the United States in order to take advantage of growth opportunities and to leverage its strong systems, infrastructure, and international management skills.

     By providing greater worldwide market coverage, Ingram Micro also increases the scale of its business, which results in more cost economies. In addition, as it increases its global reach, the Company diversifies its business across different markets, reducing its exposure to individual market downturns. The Company has grown its operations outside the United States principally through acquisitions and currently has operations in 19 countries including Canada, Mexico, most countries of the European Union, Norway, Malaysia, and Singapore. The Company believes that it is the market share leader in the United States, Canada, and Mexico, and the third largest full-line distributor in Europe, based on publicly available data and management's knowledge of the industry. The Company's objective is to achieve the number one market share in each of the markets in which it operates.

     EXPLOIT INFORMATION SYSTEMS LEADERSHIP. Ingram Micro continually invests in its information systems which are crucial in supporting the Company's growth and its ability to maintain high service and performance levels. The Company has developed a scaleable, full-featured information system, IMpulse, which the Company believes is critical to its ability to deliver worldwide, real-time information to both suppliers and reseller customers. IMpulse is a single, standardized information system, used across all markets worldwide, that has been customized to suit local market requirements. The Company believes that it is the only full-line wholesale distributor of microcomputer products in the world with such a centralized global system.

     The Company will continue to invest in the enhancement and expansion of its systems to create additional applications and functionality including further expansion in electronic links with reseller customers and suppliers to provide better access to the Company's extensive database for pricing, product availability, and technical information.

     PROVIDE SUPERIOR EXECUTION FOR RESELLER CUSTOMERS. Ingram Micro continually refines its systems and processes to provide superior execution and service to reseller customers. In the United States, the Company is currently implementing CTI technology, which will provide automatic caller identification, onscreen call waiting, and abandoned call management capabilities to telesales and customer service associates. Also in the United States, the recently installed POWER system will improve response time to reseller customers' product returns and other customer service requests. To support future customer requirements, the Company continues to expand and upgrade its distribution network. For example, a new warehouse is under construction in Millington, Tennessee. The Company is implementing formal systems for evaluating and tracking key performance metrics such as responsiveness to customers, process accuracy, order processing cycle time, and order fulfillment efficiency. Ingram Micro will use this customer satisfaction monitoring system to identify potential areas of improvement as part of the Company's focus on providing superior service.

     Ingram Micro strives to maintain high order fill rates by keeping extensive supplies of product in its 30 distribution centers worldwide. In the United States and Canada, the Company has implemented control systems and processes referred to as Bulletproof Shipping, which include stock-keeping unit ("SKU") bar coding for all products and on-line quality assurance methods. As a result of this program, substantially all orders in the United States received by 5:00 p.m. are shipped on the same day, with highly accurate shipping performance.

     DELIVER WORLD-CLASS VALUE-ADDED SERVICES TO SUPPLIERS AND RESELLERS. Ingram Micro is committed to providing a diverse range of value-added wholesaling and "for fee" services to its supplier and reseller customers. Together, these services are intended to link reseller customers and suppliers to Ingram Micro as a one-stop provider of microcomputer products and related services, while meeting demand by suppliers and resellers to outsource non-core business activities and thereby lower their operating costs.

     The Company's value-added wholesaling services include final assembly and configuration of products, technical education programs, pre- and post-sale technical support, order fulfillment, and product demo evaluation.

     In addition to these value-added wholesaling services, the Company offers a variety of "for fee" services for its reseller customers and suppliers. These services include: contract configuration, contract fulfillment, contract warehousing, contract telesales, contract credit/accounts receivable management, contract inventory management, and contract technical support for customers. The Company is focused on identifying and developing services that directly meet reseller customer and supplier needs.

     MAINTAIN LOW COST LEADERSHIP THROUGH CONTINUOUS IMPROVEMENTS IN SYSTEMS AND PROCESSES. The microcomputer products industry is characterized by intense competition and narrow margins, and as a result, achieving economies of scale and controlling operating expenses are critical to achieving and maintaining profitable growth.

     Over the last five years, the Company has been successful in reducing SG&A expenses (including expenses allocated from Ingram Industries) as a percentage of net sales, to 4.5% in 1996 from 5.8% in 1992. The Company has embarked on a number of programs that are designed to continue to reduce operating expenses as a percentage of net sales.

     Many U.S. developed programs continue to be adapted for implementation in the Company's international operations. These programs include: (i) the use of advanced inventory processes and techniques to reduce the number of shipments from multiple warehouses to fulfill a single order; (ii) the use of proprietary warehouse productivity programs, such as Bulletproof Shipping and Pick Assignment; (iii) the enhancement of associates' productivity through the use of technology such as CTI, and the expanded use of multimedia workstations for functions such as Telesales and Customer Service; and (iv) the electronic automation of the ordering and information delivery process through CIS to decrease the number of non-order telesales calls. See "--Information Systems."

     DEVELOP HUMAN RESOURCES FOR EXCELLENCE AND TO SUPPORT FUTURE GROWTH. Ingram Micro's growth to date is a result of the talent, dedication, and teamwork of its associates. Future growth and success will be substantially dependent upon the retention and development of existing associates, as well as the recruitment of superior talent.

     Transferring functional skills and implementing cross-training programs across all Ingram Micro locations have proven to be important factors in the Company's growth and international expansion. In conjunction with these programs, the Company intends to expand its human resource systems to provide enhanced career planning, training support, applicant tracking, and benefits administration. Also, the Company continues to seek top quality associates worldwide through local, professional, and college recruiting programs.

CUSTOMERS

     Ingram Micro sells to more than 100,000 reseller customers in approximately 120 countries worldwide. No single customer accounted for more than 3% of Ingram Micro's net sales in 1996, 1995, or 1994.

     The Company conducts business with most of the leading resellers of microcomputer products around the world, including, in the United States, CDW Computer Centers, CompuCom, CompUSA, Computer City, Electronic Data Systems, En Pointe Technologies, Entex Information Services, GE Capital Information Technologies Solutions, Micro Warehouse, Sam's Club, Staples, and Vanstar. The Company's reseller customers outside the United States include Complet Data A/S, Consultores en Diagnostico Organizacional y de Sistemas, DSG Retail Ltd., 06 Software Centre Europe, B.V., GE Capital Technologies, Jump Ordenadores, Maxima S.A., Norsk Datasenter, Owell Svenska AB, SNI Siemens Nixdorf Infosys AG, and TC Sistema S.p.A. The Company has certain limited contracts with its reseller customers, although most such contracts have a short term, or are terminable at will, and have no minimum purchase requirements. The Company's business is not substantially dependent on any such contracts.

SALES AND MARKETING

     Ingram Micro's telesales department is comprised of approximately 1,700 telesales representatives worldwide, of whom more than 950 representatives are located in the United States. These telesales representatives assist resellers with product specifications, system configuration, new product/service introductions, pricing, and availability. The two main United States telesales centers are located in Santa Ana, California and Buffalo, New York and are supported by an extensive national field sales organization. Currently, Ingram Micro has more than 200 field sales representatives worldwide, including more than 60 in the United States.

     The sales organization is organized to focus on resellers who address the VAR (consisting of value-added resellers, system integrators, network integrators, application VARs and original equipment manufacturers), Commercial (consisting of corporate resellers, direct marketers, independent dealers and owner-operated chains) and Consumer (consisting of consumer electronics stores, computer superstores, mass merchants, office product superstores, software only stores and warehouse clubs) market sectors. In addition, the Company utilizes a variety of product-focused groups specializing in specific product types. Specialists in processors, mass storage, networks, and other product categories promote sales growth and facilitate customer contacts for their particular product group. Ingram Micro also offers a variety of marketing programs tailored to meet specific supplier and reseller customer needs. Services provided by the Company's in-house marketing services group include advertising, direct mail campaigns, market research, retail programs, sales promotions, training, and assistance with trade shows and other events.

     In certain markets outside the United States, the Company relies more heavily on telesales and maintains a relatively smaller field sales organization to cover its customer base.

PRODUCTS AND SUPPLIERS

     Ingram Micro believes that it has the largest inventory of products in the industry, based on a review of publicly available data with respect to its major competitors. The Company distributes and markets more than 100,000 distinct items from the industry's premier microcomputer hardware manufacturers, networking equipment suppliers, and software publishers worldwide. Product assortments vary by market, and the relative importance of manufacturers to Ingram Micro varies from country to country. On a worldwide basis, the Company's sales mix is more heavily weighted toward hardware products and networking equipment than software products. Net sales of software products have decreased as a percentage of total net sales in recent years due to a number of factors, including bundling of software with microcomputers; sales growth in Ingram Alliance, which is a hardware-only business; declines in software prices; and the emergence of alternative means of software distribution, such as site licenses and electronic distribution. The Company believes that this is a trend that applies to the microcomputer products distribution industry as a whole, and the Company expects it to continue. See "Risk Factors -- Rapid Technological Change; Alternate Means of Software Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     In the United States, Ingram Micro's suppliers include almost all of the leading microcomputer hardware manufacturers, networking equipment manufacturers, and software publishers such as Apple Computer, Cisco Systems, Compaq Computer, Creative Labs, Hewlett-Packard, IBM, Intel, Microsoft, NEC, Novell, Quantum, Seagate, Sun Microsystems, 3Com, Toshiba, and U.S. Robotics. Outside the United States, Ingram Micro has secured distribution agreements with most of the leading suppliers, and products are added to the Company's mix in response to local market demands.

     The Company's suppliers generally warrant the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. The Company generally does not independently warrant the products it distributes; however, the Company has recently begun to warrant the following: (i) its services with regard to products which it configures for its customers, and (ii) products which it builds to order from components purchased from other sources.

     The Company's business, like that of other wholesale distributors, is subject to the risk that the value of its inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising the inventory. It is the policy of most suppliers of microcomputer products to protect distributors, such as the Company, who purchase directly from such suppliers, from the loss in value of inventory due to technological change or the supplier's price reductions. Although the Company has written distribution agreements with many of its suppliers, these agreements usually provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which Ingram Micro is permitted to distribute the products. The agreements are also generally short term, subject to periodic renewal, and often contain provisions permitting termination by either party without cause upon relatively short notice. The Company does not believe that its business is substantially dependent on the terms of any such agreements. Under the terms of many distribution agreements, suppliers will credit the distributor for declines in inventory value resulting from the supplier's price reductions if the distributor complies with certain conditions. In addition, under many such agreements, the distributor has the right to return for credit or exchange for other products a portion of those inventory items purchased within a designated period of time. A supplier who elects to terminate a distribution agreement generally will repurchase from the distributor the supplier's products carried in the distributor's inventory. While the industry practices discussed above are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value, management believes that these practices provide a significant level of protection from such declines. No assurance can be given, however, that such practices will continue or that they will adequately protect the Company against declines in inventory value. The Company's risk of inventory loss could be greater outside the United States, where agreements with suppliers are more restrictive with regard to price protection and the Company's ability to return unsold inventory. The Company establishes reserves for estimated losses due to obsolete inventory in the normal course of business.

Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves.

VALUE-ADDED SERVICES

     Ingram Micro offers a myriad of programs and services to its supplier and reseller customers as an integral part of its wholesaling efforts. The Company categorizes these services into value-added wholesale distribution and "for fee" services. Together, these services are intended to link reseller customers and suppliers to Ingram Micro as a one-stop provider of microcomputer products and related services, while meeting demand by suppliers and resellers to outsource non-core business activities and thereby lower their operating costs.

     The Company's value-added wholesaling services are an important complement to its distribution activities and include final assembly and configuration of products, technical education programs, pre- and post-sale technical support, order fulfillment, and product demo evaluation.

     In addition to these value-added wholesaling services, the Company offers a variety of "for fee" services for its reseller customers and suppliers. These services include: contract configuration, contract fulfillment, contract warehousing, contract telesales, contract credit/accounts receivable management, contract inventory management, and contract technical support for customers. The Company is focused on identifying and developing services that directly meet reseller customer and supplier needs.

     All of these services are currently available in the Company's U.S. operations. The degree of implementation of these value-added services in Ingram Micro's operations outside the United States varies depending on particular market circumstances. Although the Company believes that value-added services are important as a complement to its core business, such services do not, and are not in the future expected to, generate a material percentage of the Company's net sales. In addition, such value-added services do not, and are not in the future expected to, require a material portion of the Company's resources.

INGRAM ALLIANCE

     Ingram Micro entered the master reseller (also known as "aggregation") business in late 1994 with the launch of Ingram Alliance. Ingram Alliance is designed to offer resellers access to the industry's leading hardware manufacturers at competitive prices by utilizing a lower cost business model that depends upon a higher average order size, lower product returns percentage, and supplier-paid financing. See "Risk Factors--Narrow Margins" and "--Risks Associated with Ingram Alliance."

     The Company believes that it has been able to leverage its leading traditional wholesale distribution business in the United States to establish its master reseller business. Over 95% of Ingram Alliance's sales are funded by floor plan financing companies. The Company typically receives payment from these financing institutions within three business days from the date of the sale, allowing Ingram Alliance to operate at much lower relative working capital levels than the Company's wholesale distribution business. Such floor plan financing is typically subsidized for Ingram Alliance's reseller customers by its suppliers.

     Since its inception, Ingram Alliance has experienced rapid growth. Ingram Alliance achieved net sales of $1.88 billion in 1996, which grew 157.3% from $729 million in 1995. Ingram Alliance's success has, to a large degree, been attributable to its ability to leverage Ingram Micro's distribution infrastructure and capitalize on strong supplier relationships.


     To support additional growth, Ingram Alliance remains committed to further developing relations with key suppliers. These efforts are largely driven by joint supplier/distributor sales calls, proposal and bid development programs, and tailored marketing campaigns carried out by Ingram Alliance supplier program teams. In addition, the Company signed a definitive agreement on April 29, 1997 to acquire IE's indirect business, its RND, which will greatly increase the size of Ingram Alliance's business.

     Ingram Alliance pursues an integrated sales and marketing strategy to gain new customers and grow its business. A fully-dedicated telesales team is in place, which in conjunction with the Company's field sales representatives aims to cultivate important relationships with reseller customers. Further, Ingram Alliance provides a wide range of high quality "for fee" value-added services for its customers including technical training and certification, warranty and repair, fulfillment, technical support, contract warehousing, and configuration services. Special promotional activities and creative financing packages are additional incentives for resellers to do business with Ingram Alliance.

INFORMATION SYSTEMS

     The Company's information system, IMpulse, is central to its ability to provide superior execution to its customers, and as such, the Company believes that it represents an important competitive advantage. See "Risk
Factors--Dependence on Information Systems."

     Ingram Micro's systems are primarily mainframe-based in order to provide the high level of scalability and performance required to manage such a large and complex business operation. IMpulse is a single, standardized, real-time information system and operating environment, used across all of the Company's worldwide operations. It has been customized as necessary for use in every country in which the Company operates and has the capability to handle multiple languages and currencies. On a daily basis, the Company's systems typically handle 12 million on-line transactions, 26,000 orders, and 37,000 shipments. The Company has designed IMpulse as a scaleable system that has the capability to support increased transaction volume. The overall on-line response time for the Company's network of over 8,000 user stations (terminals, printers, personal computers, and radio frequency hand held terminals) is less than one-half second.

     Worldwide, Ingram Micro's centralized processing system supports more than 40 operational functions including receiving, order processing, shipping, inventory management, and accounting. At the core of the IMpulse system is on-line, real-time distribution software to which considerable enhancements and modifications have been made to support the Company's growth and its low cost business model. The Company makes extensive use of advanced telecommunications technologies with customer service-enhancing features, such as Automatic Call Distribution to route customer calls to the telesales representatives. The Telesales Department relies on its Sales Wizard system for on-line, real-time tracking of all customer calls and for status reports on sales statistics such as number of customer calls, customer call intentions, and total sales generated. IMpulse allows the Company's telesales representatives to deliver real-time information on product pricing, inventory, availability, and order status to reseller customers. The SAGP pricing system enables telesales representatives to make informed pricing decisions through access to specific product and order related costs for each order.

     In the United States, the Company is in the process of implementing CTI technology, which will provide the telesales and customer service representatives with Automatic Number Identification capability and advanced telecommunications features such as on-screen call waiting and automatic call return, thereby reducing the time required to process customer orders and customer service requests.

     To complement Ingram Micro's telesales, customer service, and technical support capabilities, IMpulse supports CIS, which integrates all of the Company's electronic services into a single solution. CIS offers a number of different electronic media through which customers can conduct business with the Company, such as the Customer Automated Purchasing System, Electronic Data Interchange, the Bulletin Board Service, and the Ingram Micro Web site. The Company's latest additions to CIS are its Internet-based Electronic Catalog and Manufacturer Information Library. The Electronic Catalog provides reseller customers with real-time access to product pricing and availability, with the capability to search by product category, name, or manufacturer. The Manufacturer Information Library is a comprehensive multi-manufacturer database of timely and accurate product, sales, marketing, and technical information, which is updated nightly for new information.

     The Company's warehouse operations use extensive bar-coding technology and radio frequency technology for receiving and shipping, and real-time links to UPS and FedEx for freight processing and shipment tracking. The Customer Service Department uses the POWER System for on-line documentation and faster processing of customer product returns. To ensure that adequate inventory levels are maintained, the Company's buyers depend on the Purchasing system to track inventory on a continual basis. Many other features of IMpulse help to expedite the order processing cycle and reduce operating costs for the Company as well as its reseller customers and suppliers.

     The Company employs various security measures and backup systems designed to protect against unauthorized use or failure of its information systems. Access to the Company's information systems is controlled through the use of passwords and additional security measures are taken with respect to especially sensitive information. The Company has a five year contract with Sungard Recovery Services for disaster recovery and twice per year performs a complete systems test, including applications and database integrity. In addition, the Company has backup power sources for emergency power and also has the capability to automatically reroute incoming calls, such as from its Santa Ana (West Coast sales) facility to its Buffalo (East Coast sales) facility. The Company has not in the past experienced significant failures or downtime of IMpulse or any of its other information systems, but any such failure or significant downtime could prevent the Company from taking customer orders, printing product pick-lists, and/or shipping product and could prevent customers from accessing price and product availability information from the Company.

NON-U.S. OPERATIONS AND EXPORT SALES

     OPERATIONS OUTSIDE THE UNITED STATES

     The Company, through its subsidiaries, operates in a number of countries outside of the United States, including Canada, Mexico, most countries of the European Union, Norway, Malaysia and Singapore. In 1996, 1995, and 1994, 31.0%, 30.7% and 29.3%, respectively, of the Company's net sales were derived from operations outside of the United States, and the Company expects its international net sales to increase as a percentage of total net sales in the future. The Company's net sales from operations outside the United States are primarily denominated in currencies other than the U.S. dollar. Accordingly, the Company's operations outside the United States impose risks upon its business as a result of exchange rate fluctuations. Although the Company attempts to mitigate the effect of exchange rate fluctuations on its business, primarily by attempting to match the currencies of sales and costs, as well as through the use of foreign currency borrowings and derivative financial instruments such as forward exchange contracts, the Company does not seek to remove all risk associated with such fluctuations. Accordingly, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition, or results of operations in the future. In certain countries outside the United States, operations are accounted for primarily on a U.S. dollar denominated basis. In the event of an unexpected devaluation of the local currency in those countries, the Company may experience significant foreign exchange losses. For example, the devaluation of the Mexican peso, which began in December 1994, significantly affected the Company's Mexican operations. The primary impact on the Company's operating results was a foreign exchange pre-tax charge of approximately $7.8 million and $6.9 million in 1995 and 1994, respectively. In addition, the Company's net sales in Mexico were adversely affected in 1995 as a result of the general economic impact of the devaluation of the Mexican peso. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's operations outside the United States are subject to other risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, difficulties in collecting accounts receivable and longer collection periods, and the impact of local economic conditions and practices. As the Company continues to expand its international business, its success will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. There can be no assurance that these and other factors will not have a material adverse effect on the Company's operations or its business, financial condition, and results of operations as a whole.

     EXPORT MARKETS

     Ingram Micro's Export Division continues to expand in markets where the Company does not have a stand-alone, in-country presence. The Miami, Santa Ana, and Belgium offices serve more than 2,500 resellers in over 100 countries. In addition, the Export Division has field sales representatives based in Buenos Aires, Argentina and Quito, Ecuador.

     For segment information regarding the Company's United States and international operations, see Note 10 of Notes to Consolidated Financial Statements.

COMPETITION

     The Company operates in a highly competitive environment, both in the United States and internationally. The microcomputer products distribution industry is characterized by intense competition, based primarily on price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and service, and availability of technical and product information. The Company believes it competes favorably with respect to each of these factors. In addition, the Company believes that value-added services capabilities (such as configuration, innovative financing programs, order fulfillment, contract telesales, and contract warehousing) will become more important competitive factors.

     The Company entered the master reseller business through Ingram Alliance in late 1994. The Company competes with other master resellers, which sell to groups of affiliated franchisees and third-party dealers. Many of the Company's competitors in the master reseller business are more experienced and have more established contacts with affiliated resellers, third-party dealers, or suppliers, which may provide them with a competitive advantage over the Company.

     The Company is constantly seeking to expand its business into areas closely related to its core microcomputer products distribution business. As the Company enters new business areas, it may encounter increased competition from current competitors and/or from new competitors, some of which may be current customers of the Company. For example, the Company intends to distribute media in the new digital versatile disc format and may compete with traditional music and printed media distributors. In addition, certain services the Company provides may directly compete with those provided by the Company's reseller customers. There can be no assurance that increased competition and adverse reaction from customers resulting from the Company's expansion into new business areas will not have a material adverse effect on the Company's business, financial condition, or results of operations.

     Ingram Micro's primary competitors include large U.S.-based international distributors such as Merisel, Tech Data, and Arrow Electronics (a worldwide industrial electronics distributor), as well as national distributors such as AmeriQuest Technologies (majority owned by Computer 2000), Handleman, Navarre, and Avnet. Ingram Alliance's principal competitors include such master resellers as Intelligent Electronics (although the Company has agreed to purchase the master reseller business of IE), MicroAge, Datago, InaCom, and Tech Data Elect, a division of Tech Data. Ingram Micro competes internationally with a variety of national and regional distributors. European competitors include international distributors such as Computer 2000 (owned by German conglomerate Viag AG), CHS Electronics, and Softmart/Tech Data, and several local and regional distributors, including Actebis, Scribona, Microtech and Macrotron. In Canada, Ingram Micro competes with Merisel, Globelle, Beamscope, and Tech Data. Ingram Dicom is the leading distributor in Mexico, competing with such companies as MPS, CHS Electronics, Intertec, and Dataflux. In the Asia Pacific market, Ingram Micro faces both regional and local competitors, of whom the largest is Tech Pacific, a subsidiary of First Pacific Holdings, which operates in more than five Asia Pacific markets.

     Ingram Micro also competes with hardware manufacturers and software publishers that sell directly to reseller customers and end-users.

ASSET MANAGEMENT

     The Company maintains sufficient quantities of product inventories to achieve high order fill rates. The Company believes that the risks associated with slow moving and obsolete inventory are substantially mitigated by protection and stock return privileges provided by suppliers. In the event of a supplier price reduction, the Company generally receives a credit for products in its inventory. In addition, the Company has the right to return a certain percentage of purchases, subject to certain limitations. Historically, price protection, stock return privileges, and inventory management procedures have helped to reduce the risk of decline in the value of inventory. The Company's risk of decline in the value of inventory could be greater outside the United States, where agreements with suppliers are more restrictive with regard to price protection and the Company's ability to return unsold inventory. The Company establishes reserves for estimated losses due to obsolete inventory in the normal course of business. Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves. Inventory levels may vary from period to period, due in part to the addition of new suppliers or new lines with current suppliers and large cash purchases of inventory due to advantageous terms offered by suppliers.

     The Company offers various credit terms to qualifying customers as well as prepay, credit card, and COD terms. The Company closely monitors customers' credit worthiness through its on-line computer system which contains detailed information on each customer's payment history and other relevant information. In addition, the Company participates in a national credit association which exchanges credit rating information on customers of association members. In most markets, the Company utilizes various levels of credit insurance to allow sales expansion and control credit risks. The Company establishes reserves for estimated credit losses in the normal course of business. Historically, the Company has not experienced credit losses materially in excess of established credit loss reserves.

FACILITIES

     Ingram Micro's worldwide executive headquarters, as well as its West Coast sales and support offices, are located in a three-building office complex in Santa Ana, California. In November 1996, the Company acquired ownership of two of the buildings within the Santa Ana office complex as well as a distribution center in Harrisburg, PA by assuming underlying mortgages in the aggregate amount of approximately $22.6 million. The Company also maintains an East Coast operations center in Buffalo, New York.

     The Company operates eight distribution centers in the continental United States located in or near Atlanta, GA, Dallas, TX, Chicago, IL, Fremont, CA, Fullerton, CA, Harrisburg, PA, Memphis, TN, and Miami, FL. In addition, the Company operates 22 international distribution centers located in Canada, Mexico, most countries of the European Union, Norway, Malaysia and Singapore.

     A new United States distribution center in Millington, Tennessee is expected to be completed in July 1997, adding 600,000 square feet to the Company's warehouse capacity. This distribution center is strategically located near several major transportation hubs and is expected to benefit from lower regional labor costs. The U.S. network of distribution centers permits Ingram Micro to keep an extensive supply of product close to reseller customers, which enables the Company to provide substantially all of its U.S. reseller customers with one- or two-day ground delivery.

     All of the Company's facilities, with the exception of two buildings within the Santa Ana campus, the Brussels office and the distribution centers in Chicago, Harrisburg and Roncq, France, are leased. These leases have varying terms. The Company does not anticipate any material difficulty in renewing any of its leases as they expire or securing replacement facilities, in each case on commercially reasonable terms. In addition, the Company has recently purchased three undeveloped properties in Santa Ana, California totaling approximately
23.27 acres.

TRADEMARKS AND SERVICE MARKS

     The Company holds various trademarks and service marks, including, among others, "Ingram Micro," "IMpulse," the Ingram Micro logo, "Partnership America," and "Leading the Way in Worldwide Distribution." Certain of these marks are registered, or are in the process of being registered, in the United States and various foreign countries. Even though the Company's marks may not be registered in every country where the Company conducts business, in many cases the Company has acquired rights in those marks because of its continued use of them. Management believes that the value of the Company's marks is increasing with the development of its business but that the business of the Company as a whole is not materially dependent on such marks.

EMPLOYEES

     As of March 29, 1997, the Company had approximately 9,662 associates located as follows: United States--6,200, Europe--2,040, Canada--891, Mexico--432, and Asia-Pacific--99. Ingram Micro believes that its success depends on the skill and dedication of its associates. The Company strives to attract, develop, and retain outstanding personnel. None of the Company's associates in the United States, Europe, Canada, Malaysia, and Singapore are represented by unions. In Mexico, Ingram Dicom has collective bargaining agreements with one of the national unions. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to each person who is an executive officer or director of the Company:


NAME                               AGE     PRESENT AND PRIOR POSITIONS HELD(1)            YEARS POSITIONS HELD
--------------------------------------------------------------------------------------------------------------------
Jerre L. Stead(2)                  54   Chief Executive Officer and Chairman of the        Aug. 1996 - Present
                                           Board
                                        Chief Executive Officer and Chairman of the        Jan. 1995 - Aug. 1995
                                           Board, Legent Corporation, a software
                                           development company
                                        Executive Vice President, Chairman and Chief       May 1993 - Dec. 1994
                                           Executive Officer, AT&T Corp. Global
                                           Information Solutions (NCR Corp.), a
                                           computer manufacturer
                                        President and Chief Executive Officer, AT&T        Sept. 1991 - Apr. 1993
                                           Corp. Global Business Communication
                                           Systems, a communications company


NAME                               AGE     PRESENT AND PRIOR POSITIONS HELD(1)            YEARS POSITIONS HELD
--------------------------------------------------------------------------------------------------------------------
Jeffrey R. Rodek                   43   Worldwide President; Chief Operating Officer       Dec. 1994 - Present
                                          Senior Vice President, Americas and Caribbean,
                                          Federal Express, an overnight courier firm       July 1991 - Sept. 1994

David R. Dukes (3)                 53   Acting President, Ingram Micro Asia-Pacific        May 1997 - Present
                                        Vice Chairman                                      Apr. 1996 - Present
                                        Chief Executive Officer, Ingram Alliance           Jan. 1994 - Present
                                        Co-Chairman                                        Jan. 1992 - Apr. 1996
                                        Chief Operating Officer                            Sept. 1989 - Dec. 1993
                                        President                                          Sept. 1989 - Dec. 1991

Sanat K. Dutta                     48   Executive Vice President; President, Ingram        Oct. 1996 - Present
                                          Micro U.S.
                                        Executive Vice President                           Aug. 1994 - Oct. 1996
                                        Senior Vice President, Operations                  May 1988 - Aug. 1994

Michael J. Grainger                44   Executive Vice President; Worldwide Chief          Oct. 1996 - Present
                                           Financial Officer
                                        Chief Financial Officer                            May 1996 - Oct. 1996
                                        Vice President and Controller, Ingram              July 1990 - Oct. 1996
                                           Industries

John Wm. Winkelhaus, II            46   Executive Vice President, Global Channel           May 1997 - Present
                                           Assembly
                                        Executive Vice President; President, Ingram        Jan. 1996 - May 1997
                                           Micro Europe
                                        Senior Vice President, Ingram Micro Europe         Feb. 1992 - Dec. 1995
                                        Senior Vice President, Sales                       Apr. 1989 - Jan. 1992

James E. Anderson, Jr.             49   Senior Vice President, Secretary, and General      Jan. 1996 - Present
                                           Counsel
                                        Vice President, Secretary, and General             Sept. 1991 - Nov. 1996
                                           Counsel, Ingram Industries

David M. Carlson                   56   Senior Vice President, Chief                       Feb. 1997 - Present
                                            Technology Officer
                                        President, Consumer Focused Technology,            Jan. 1996 - Feb. 1997
                                            a consulting firm
                                        Vice President, Technology and Network             Mar. 1995 - Dec. 1995
                                            Services, Florist Transworld Delivery Corp.
                                        Senior Vice President, Corporate Information       July 1985 - Nov. 1994
                                            Systems, K Mart Corporation, a retail company

Larry L. Elchesen                  46   Senior Vice President                              June 1994 - Present
                                        President, Ingram Micro Asia Pacific               Dec. 1996 - May 1997
                                        President, Ingram Micro Canada                     May 1989 - Dec. 1996


NAME                               AGE     PRESENT AND PRIOR POSITIONS HELD(1)            YEARS POSITIONS HELD
--------------------------------------------------------------------------------------------------------------------
Philip D. Ellett                   42   Senior Vice President; President, Ingram Micro     May 1997 - Present
                                           Europe                                          Jan. 1997 - May 1997
                                        Senior Vice President; Chief Operating
                                           Officer, Ingram Micro Europe                    Feb. 1996 - Dec. 1996
                                        Senior Vice President; General Manager, U.S.
                                           Consumer Markets Division                       Aug. 1994 - Dec. 1995
                                        President, Gates/Arrow, an electronics
                                           distributor                                     Oct. 1991 - Aug. 1994
                                        President and Chief Executive Officer,
                                           Gates/F.A. Distributing, Inc.

David M. Finley                    56   Senior Vice President, Human Resources             July 1996 - Present
                                        Senior Vice President, Human Resources, Budget     May 1995 - July 1996
                                           Rent a Car, a car rental company
                                        Vice President, Human Resources, The Southland     Jan. 1977 - May 1995
                                           Corporation, a convenience retail company

James M. Kelly                     60   Senior Vice President, Management Information      Feb. 1991 - Present
                                           Systems

David W. Rutledge                  43   Senior Vice President; President, Latin            Jan. 1997 - Present
                                           America and Export Markets
                                        President, Ingram Micro Canada                     Jan. 1997 - May 1997
                                        Senior Vice President, Asia Pacific, Latin         Jan. 1996 - Dec. 1996
                                           America and Export Markets
                                        Senior Vice President, Administration              Sept. 1991 - Dec. 1995

Martha R. Ingram(4)(5)             61   Director                                           May 1996 - Present
                                        Chairman of the Board of Directors                 May 1996 - Aug. 1996
                                        Chairman of the Board of Directors, Ingram         June 1995 - Present
                                           Industries
                                        Director, Ingram Industries                        1981 - Present
                                        Chief Executive Officer, Ingram Industries         Apr. 1996 - Present
                                        Director of Public Affairs, Ingram Industries      1979 - June 1995

John R. Ingram(4)                  35   Director                                           Dec. 1994 - Present
                                        Acting Chief Executive Officer                     May 1996 - Aug. 1996
                                        Co-President, Ingram Industries                    Jan. 1996 - Present
                                        President, Ingram Book Company                     Jan. 1995 - Oct. 1996
                                        Vice President, Purchasing, Ingram Micro Europe    Jan. 1994 - Dec. 1994
                                        Vice President, Management Services, Ingram
                                           Micro Europe                                    July 1993 - Dec. 1993
                                        Director of Management Services, Ingram Micro
                                           Europe                                          Jan. 1993 - June 1993
                                        Director of Purchasing
                                                                                           Apr. 1991 - Dec. 1992


NAME                               AGE     PRESENT AND PRIOR POSITIONS HELD(1)            YEARS POSITIONS HELD
--------------------------------------------------------------------------------------------------------------------
David B. Ingram (4)                33   Director                                           May 1996 - Present
                                        Chairman and President, Ingram Entertainment       Mar. 1996 - Present
                                        President and Chief Operating Officer, Ingram      Aug. 1994 - Mar. 1996
                                           Entertainment
                                        Vice President, Major Accounts, Ingram             Nov. 1993 - Aug. 1994
                                           Entertainment
                                        Assistant Vice President, Sales, Ingram            June 1992 - Nov. 1993
                                           Entertainment
                                        Director, Sales, Ingram Entertainment              July 1991 - June 1992

Don H. Davis, Jr. (6)              56   Director                                           Oct. 1996 - Present
                                        President and Chief Operating Officer,             July 1995 - Oct. 1996
                                           Rockwell International Corporation, a
                                           diversified high-technology company
                                        Executive Vice President and Chief Operating       Jan. 1994 - July 1995
                                           Officer, Rockwell International Corporation
                                        Senior Vice President; President, Automation       June 1993 - Jan. 1994
                                           Group, Rockwell International Corporation
                                        President, Allen-Bradley Company, a                July 1989 - Jan. 1994
                                           wholly-owned subsidiary of Rockwell
                                           International Corporation

Philip M. Pfeffer                  51   Director                                           1986 - Present
                                        President and Chief Operating Officer, Random      May 1996 - Present
                                           House Inc., a publishing company
                                        Executive Vice President, Ingram Industries        Dec. 1981 - Mar. 1996
                                        Chairman and Chief Executive Officer, Ingram       Dec. 1981 - Dec. 1995
                                           Distribution Group Inc.
                                        Chairman, Ingram Micro Holdings Inc.               Apr. 1989 - Oct. 1995

J. Phillip Samper (7)              62   Director                                           Oct. 1996 - Present
                                        Chairman, Chief Executive Officer and              Oct. 1996 - Present
                                            President, Quadlux, Inc., a commercial and
                                            residential cooking appliance company
                                        Chairman and Chief Executive Officer, Cray         May 1995 - Mar. 1996
                                            Research, Inc., a computer products company
                                        President and Chief Executive Officer, Sun         Jan. 1994 - Mar. 1995
                                            Microsystems Computer Corporation, a
                                            division of Sun Microsystems, Inc., a
                                            computer products company
                                        Managing Partner, FRN Group, a private             Feb. 1991 - Jan. 1994
                                            investment and consulting firm
                                        President and Chief Executive Officer,             May 1990 - Feb. 1991
                                            Kindercare Learning Centers, Inc., a child
                                            care and educational company

Joe B. Wyatt (8)                   61   Director                                           Oct. 1996 - Present
                                        Chancellor, Vanderbilt University                  July 1982 - Present

------------------------
(1) The first position and any other positions not given a separate corporate identification are with the Company.

(2) Jerre L. Stead is a director of Armstrong World Industries, Inc., TBG Group, and TJ International, Inc.

(3)  David R. Dukes is a director of National Education Corporation.

(4) Martha R. Ingram is the mother of David B. Ingram and John R. Ingram. There are no other family relationships among the above individuals.

(5) Martha R. Ingram serves on the Board of Trust of Vanderbilt University and Vassar College and is a director of Baxter International Inc., First American Corporation, and Weyerhaeuser Co.

(6) Don H. Davis, Jr. is a director of Sybron International Corporation and Rockwell International Corporation, and Chairman of the Board for the L.A. Manufacturing Learning Center.

(7) J. Phillip Samper is a director of Armstrong World Industries, Inc., the Interpublic Group of Companies, Inc., Sylvan Learning Systems, Inc., and Network Storage Corp.

(8)  Joe B. Wyatt is a director of Sonat, Inc. and Reynolds Metals Company.

BOARD OF DIRECTORS

     The Board of Directors currently consists of Mr. Stead, Mrs. Ingram, and Messrs. John R. Ingram, David B. Ingram, Davis, Pfeffer, Samper, and Wyatt. So long as the Ingram Family Stockholders and their permitted transferees (as defined in the Board Representation Agreement) own in excess of 25,000,000 shares of the outstanding Common Stock, the Board Representation Agreement will provide for the designation of (i) not more than three directors designated by the Ingram Family Stockholders, (ii) one director designated by the Chief Executive Officer of the Company, and (iii) four or five additional directors ("Independent Directors") who are not members of the Ingram family or executive officers or employees of the Company. Directors designated by the Ingram Family Stockholders may include Martha R. Ingram, any of her legal descendants, or any of their respective spouses. See "The Split-Off and the Reorganization--The Reorganization." Messrs. Pfeffer, Davis, Samper, and Wyatt are Independent Directors.

     COMMITTEES. The Board Representation Agreement provides for the formation of certain committees of the Board of Directors. As provided in the Bylaws and the Board Representation Agreement, the Company has four committees: an Executive Committee, a Nominating Committee, an Audit Committee, and a Human Resources Committee. The Predecessor's Board of Directors did not have any committees during 1996.

     The Executive Committee consists of three Directors, one of whom is a Director designated by the Ingram Family Stockholders, one of whom is the Director designated by the Chief Executive Officer of the Company, and one of whom is an Independent Director. The Executive Committee currently consists of Messrs. Stead, John R. Ingram, and Samper. The Executive Committee did not meet in 1996, but acted by written consent on several occasions. The Executive Committee may approve management decisions requiring the immediate attention of the Board of Directors during the period of time between each regularly scheduled meeting of the Board. The Executive Committee does not have authority to approve any of the following items, all of which require the approval of the
Board: (i) any action that would require the approval of the holders of a majority of the stock held by certain of the Ingram Family Stockholders or that would require approval of the holders of a majority of the Common Stock under applicable law or under the Certificate of Incorporation or Bylaws of the Company; (ii) any acquisition with a total aggregate consideration in excess of 2% of the Company's stockholders' equity; (iii) any action outside the ordinary course of business of the Company; or (iv) any other action involving a material shift in policy or business strategy for the Board.

     The Nominating Committee was formed in November 1996 and consists of three Directors, two of whom are Directors designated by the Ingram Family Stockholders, and one of whom is the Director designated by the Chief Executive Officer of the Company. The Nominating Committee currently consists of Messrs. David B. Ingram and Stead and Mrs. Ingram. The Nominating Committee did not meet in 1996, but acted by written consent on one occasion. The function of the Nominating Committee is to designate nominees for election as Directors of the Company and to elect members of other committees of the Board of Directors. The Nominating Committee will consider individuals recommended by shareowners. Any such recommendation must be submitted in writing prior to January 1 of each year, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information, and should be addressed to the Nominating Committee, in care of the Secretary of the Company.

     The Audit Committee was formed in November 1996 and consists of at least three Directors, a majority of whom must be Independent Directors. The Audit Committee currently consists of Messrs. David B. Ingram, Pfeffer, and Wyatt. The Audit Committee did not meet in 1996. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company, and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

     The Human Resources Committee was formed in November 1996 and consists of three Directors, one of whom is a Director designated by the Ingram Family Stockholders and two of whom are Independent Directors. The Human Resources Committee currently consists of Messrs. Davis and Samper and Mrs. Ingram. The Human Resources Committee held one meeting in 1996. The functions of the Human Resources Committee are to review and approve annual salaries, bonuses, and grants of stock options for all executive officers and key members of the Company's management staff and to review and approve the terms and conditions of all compensation plans in which such individuals participate, and any changes thereto.

COMPENSATION OF DIRECTORS

     Directors who are not Independent Directors do not receive any additional compensation for serving on the Board of Directors, but are reimbursed for expenses incurred in attending meetings of the Board of Directors and Committees thereof. In addition to such reimbursement, each current Independent Director has been granted on the date his service began (but not prior to October 31, 1996), and each new Independent Director will be granted on the date his or her service begins, options to purchase 45,000 shares of Class A Common Stock. These options have an exercise price per share equal to the market price of the Class A Common Stock on the date of grant and will vest in equal installments on the first, second, and third anniversaries of the date of grant. Independent Directors do not receive any other compensation for their service.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table provides information relating to compensation for the two most recently completed fiscal years for the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). Excluding Mr. Stead, prior to the Split-Off, a portion of this compensation was paid by Ingram Industries and was included as a factor in the determination of intercompany charges paid by the Company to Ingram Industries.

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                                     ------------------
                                                      ANNUAL COMPENSATION                SECURITIES        ALL OTHER
                                             ----------------------------------------    UNDERLYING       COMPENSATION
NAME AND PRINCIPAL POSITION(S)                 YEAR(1)     SALARY($)(2)   BONUS($)(3)  OPTIONS/SARS(#)       ($)(4)
----------------------------------------------------------------------------------------------------------------------
Jerre L. Stead(5)                               1996                --            --    3,400,000               --
   Chief Executive Officer and Chairman of
   the Board of Directors

Jeffrey R. Rodek                                1996          $434,458      $375,239      350,000 (6)       $ 12,493
   Worldwide President and Chief Operating      1995           392,820       267,089      240,258 (7)        163,649
   Officer

David R. Dukes                                  1996           317,081       266,272      185,000 (6)         16,499
   Vice Chairman of the Company and Chief       1995           260,130       205,611           --             10,607
   Executive Officer of Ingram Alliance

Sanat K. Dutta                                  1996           268,435       241,475      165,000 (6)         12,850
   Executive Vice President and President,      1995           263,500       213,593           --             12,365
   Ingram Micro U.S.

John Wm. Winkelhaus, II                         1996           336,411        87,136      115,000 (6)        128,865
   Executive Vice President, Global             1995           250,000       130,441           --            124,287
   Channel Assembly

Linwood A. (Chip) Lacy, Jr.(8)                  1996           577,498       686,057           -- (6)        487,452
   Former Chief Executive Officer and           1995           558,000       414,057           --             28,617
   Former Chairman of the Board of
   Directors

------------------------
(1) Under rules promulgated by the Commission, only information with respect to the two most recently completed fiscal years is reported in the Summary Compensation Table.

(2) Includes amounts deferred under qualified and nonqualified defined contribution compensation plans and pretax insurance premium amounts.

(3) In respect of each of 1995 and 1996, the bonuses were paid in February or March of the following years.

(4) Includes the following amounts for 1996: Mr. Rodek (group term life insurance, $1,632; employer thrift plan contributions, $10,861); Mr. Dukes (group term life insurance, $4,608; employer thrift plan contributions, $11,891); Mr. Dutta (group term life insurance, $2,784; employer thrift plan contributions, $10,066); Mr. Winkelhaus (group term life insurance, $1,267; employer thrift plan contributions, $6,136; expatriate compensatory payments, $121,462); Mr. Lacy (group term life insurance, $4,608; employer thrift plan contributions, $9,063; relocation, $145,448; termination payments, $328,333).

(5) Mr. Stead became the Company's Chief Executive Officer and Chairman of the Board of Directors on August 27, 1996.

(6) Does not include the exchange or conversion of outstanding Ingram Industries securities held by Messrs. Rodek, Dukes, Dutta, Winkelhaus and Lacy, into Options in connection with the Split-Off, as follows: 274,582, 273,896, 258,107, 244,378, and 419,190 shares, respectively.

(7) Represents options granted in 1995 exercisable for 175,000 shares of Ingram Industries common stock, which were converted into options exercisable for 240,258 shares of Class A Common Stock in connection with the Split-Off.

(8) Mr. Lacy was an employee of Ingram Industries at all times during 1995 and through May 31, 1996, at which time he resigned from both the Company and Ingram Industries. All amounts shown for Mr. Lacy were paid by Ingram Industries, and a portion of such amounts is reflected in the Company's consolidated statement of income under charges allocated from Ingram Industries.

     Stock Option/SAR Grants in Last Fiscal Year. The following table provides information relating to stock options granted to the Named Executive Officers for the year ended December 28, 1996.

                                                   INDIVIDUAL GRANTS(1)
                                 -------------------------------------------------------
                                                   % OF TOTAL
                                    NUMBER OF     OPTIONS/SARS
                                   SECURITIES      GRANTED TO    EXERCISE                ALTERNATIVE
                                   UNDERLYING     EMPLOYEES OF    OR BASE                  TO GRANT
                                  OPTIONS/SARS    THE COMPANY      PRICE    EXPIRATION   DATE PRESENT
NAME                                 GRANTED     IN FISCAL YEAR   ($/SH)       DATE      VALUE($)(5)
-------------------------------------------------------------------------------------------------------
Jerre L. Stead..............          200,000(2)         2.1%        $18.00    10/31/04    $ 1,275,609
                                    1,600,000(3)        16.4          18.00    10/31/04     10,037,594
                                    1,600,000(4)        16.4          18.00    10/31/06      8,706,314
-------------------------------------------------------------------------------------------------------
Jeffrey R. Rodek............          150,000(3)         1.5           7.00     3/31/04        177,637
                                      200,000(4)         2.1          18.00    10/31/06      1,088,289
-------------------------------------------------------------------------------------------------------
David R. Dukes..............           35,000(3)         0.4           7.00     3/31/04         45,847
                                       70,000(3)         0.7          18.00    10/31/04        444,585
                                       80,000(4)         0.8          18.00    10/31/06        435,316
-------------------------------------------------------------------------------------------------------
Sanat K. Dutta..............           40,000(3)         0.4           7.00     3/31/04         49,956
                                       25,000(3)         0.3          18.00    10/31/04        159,973
                                      100,000(4)         1.0          18.00    10/31/06        544,145
-------------------------------------------------------------------------------------------------------
John Wm. Winkelhaus, II.....           40,000(3)         0.4           7.00     3/31/04         52,397
                                       75,000(4)         0.8          18.00    10/31/06        408,108
-------------------------------------------------------------------------------------------------------
Linwood A. (Chip) Lacy, Jr..               --            0.0             --          --             --
-------------------------------------------------------------------------------------------------------

-----------------
(1) Does not include the exchange or conversion of outstanding Ingram Industries securities into Options in connection with the Split-Off.

(2)  Such options were immediately exercisable on the date of grant.

(3) Such options become exercisable in four equal annual installments, beginning April 1, 1998.

(4) Such options become exercisable over a fixed term, subject to continued employment with the Company; however, such options will vest earlier if the Company achieves certain performance criteria.

(5) The grant date present values shown in the table were determined pursuant to the Black-Scholes option valuation model, using the following assumptions: stock price volatility of 0% and 39.4% for the $7.00 options and $18.00 options, respectively; expected lives of 3 years for the $7.00 options, 3.2 years for the $18.00 options which vest over 4 years, and 2.5 years for the $18.00 options which vest over a fixed term but are subject to earlier vesting if the Company achieves certain performance criteria; dividend yield of 0%; and risk free interest rate of 5.9%.

     Stock Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values. The following table provides information relating to any stock options and ISUs exercised by the Named Executive Officers during the year ended December 28, 1996, as well as the number and value of securities underlying unexercised stock options held by the Named Executive Officers as of December 28, 1996.





                                                                           NUMBER OF
                                                                          SECURITIES                 VALUE OF
                                                                          UNDERLYING                UNEXERCISED
                                         SHARES                           UNEXERCISED              IN-THE-MONEY
                                        ACQUIRED                         OPTIONS/SARS              OPTIONS/SARS
                                           ON                             AT YEAR END               AT YEAR END
                                        EXERCISE         VALUE      ------------------------ ----------------------
                                         DURING        REALIZED          EXERCISABLE/              EXERCISABLE/
NAME                                     1996(1)         ($)(2)         UNEXERCISABLE             UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------------
Jerre L. Stead..............                  --             --        200,000/3,200,000     $1,100,000/$17,600,000
Jeffrey R. Rodek............                  --             --                0/624,582                0/9,245,118
David R. Dukes..............                  --             --           73,277/385,619        1,611,679/5,842,797
Sanat K. Dutta..............                  --             --           37,410/385,694          810,016/6,120,591
John Wm. Winkelhaus, II.....                  --             --           42,559/316,819          918,300/5,459,084
Linwood A. (Chip) Lacy, Jr.              100,500     $2,921,148           10,000/308,690          220,900/6,795,268

-------------------
(1) Excludes Ingram Industries ISUs held by Mr. Lacy that matured in 1996 and were settled in cash.

(2) Includes $612,353 paid to Mr. Lacy in connection with the settlement of ISUs.

PENSION PLAN

     None of the Named Executive Officers other than Mr. Lacy participates in the tax-qualified Ingram Retirement Plan and the non-qualified Ingram Supplemental Executive Retirement Plan (the "Retirement Plans") sponsored by Ingram Industries. At the time he left the Company, Mr. Lacy had earned one year of credited service under the Retirement Plans.

     Mr. Lacy's benefit from the Retirement Plans will be in the form of a deferred annuity. At age 65, his life only annuities would be $178.70 per month from the Ingram Retirement Plan and $539.70 per month from the Ingram Supplemental Executive Retirement Plan. In connection with the Split-Off, the Company established a qualified plan similar to the Ingram Industries qualified plan. None of the Named Executive Officers participates in or will participate in the Company's qualified retirement plan.

EMPLOYMENT AGREEMENTS

     In August 1996, the Company entered into an agreement with Mr. Stead pursuant to which he agreed to serve as Chief Executive Officer and Chairman of the Board of the Company. The agreement provides for the grant to Mr. Stead of options at the initial public offering price exercisable for 3,600,000 shares of Class A Common Stock. Such options will vest over an extended period, as described above. In lieu of receipt of 200,000 of such options, Mr. Stead purchased 200,000 shares of Class A Common Stock directly from the Company at the initial public offering price. See "--1996 Plan." Mr. Stead will not receive any salary, bonus, or other cash compensation during the vesting period of such options; however, the Company's agreement with Mr. Stead provides for the Company to compensate Mr. Stead in a mutually agreeable manner in the event (which occurred) that the initial public offering price exceeded $14.00. The Company has also agreed to provide Mr. Stead and his spouse with lifetime healthcare coverage, with a lifetime cap of $2.0 million, as well as certain other perquisites.

     In December 1994, the Company entered into an agreement with Mr. Rodek pursuant to which he agreed to serve as President and Chief Operating Officer of the Company and as a member of the Company's Board of Directors. The agreement provides for a base salary, participation in the Company's Executive Incentive Bonus Plan, and participation in the Company's health and benefit programs. Mr. Rodek will receive a severance benefit equal to his annual base salary if the Company terminates his employment without cause prior to January 1, 1998.

Mr. Rodek currently serves as Worldwide President and Chief Operating Officer.

     In April 1988, the Company entered into an agreement with Mr. Dutta pursuant to which he agreed to serve as Senior Vice President, Operations. The agreement provides for a base salary, participation in the Company's Executive Incentive Bonus Plan, and participation in the Company's health and benefit programs. Mr. Dutta will receive a severance benefit of nine months' base salary if he is terminated without cause or 12 months' base salary if he is involuntarily terminated or has a substantial change in title or reduction of salary within 12 months of a change in control (as defined in the agreement). Mr. Dutta currently serves as Executive Vice President and President, Ingram Micro U.S.

     In June 1991, the Company entered into an agreement with Mr. Winkelhaus pursuant to which he agreed to serve as Senior Vice President, Ingram Micro Europe. The agreement provides for a base salary, a housing cost and goods and services differential, participation in the Company's Executive Incentive Bonus Plan, and participation in the Company's health and benefit programs. Mr. Winkelhaus currently serves as Executive Vice President, Global Channel Assembly.

     Mr. Lacy resigned as Chairman and Chief Executive Officer of the Company effective May 31, 1996. Pursuant to an agreement (the "Severance Agreement"), Mr. Lacy resigned from all positions with the Company, and resigned from all positions with Ingram Industries and its other subsidiaries, except that Mr. Lacy will remain a director of Ingram Industries until December 31, 1997, unless earlier removed in accordance with the bylaws of Ingram Industries.

     Pursuant to the Severance Agreement, Mr. Lacy agreed to cooperate with the Company and Ingram Industries in connection with the consummation of the Split-Off and the IPO. Mr. Lacy has also agreed not to use or disclose confidential information relating to the Company. Furthermore, Mr. Lacy has agreed that until November 30, 1998, he will not compete with the Company or solicit for hire any person who was or becomes an employee of the Company between December 1, 1995 and June 1, 1998. Mr. Lacy has also agreed to similar restrictions with respect to the businesses of Ingram Industries and its other subsidiaries.

     The Company agreed to pay Mr. Lacy one year's salary at the level in effect as of the date of his resignation, and has paid Mr. Lacy $272,000, his earned bonus for the first five months of 1996. In addition, the Severance Agreement provides for the continuation of certain health and life insurance benefits for a period of 12 months from the date thereof. Mr. Lacy will also receive certain payments from Ingram Industries.

     The shares of Ingram Industries common stock owned by Mr. Lacy were converted into shares of Class B Common Stock in connection with the Split-Off. These shares have been placed in an escrow account, although Mr. Lacy will be permitted to sell such shares, subject to applicable tax and securities laws, provided that the after-tax proceeds of such sales remain in the escrow account. If at any time prior to December 1, 1998, Mr. Lacy breaches the terms and conditions of the Severance Agreement, the Company shall have the right to be reimbursed for its damages from this escrow account. Furthermore, Ingram Industries and the Company may suspend any payments or obligations otherwise owed to Mr. Lacy. If not earlier released due to the death of Mr. Lacy or a Change of Control (as defined therein), fifty percent of the escrow account will be released on June 1, 1998 and the remainder on December 1, 1998.

KEY EMPLOYEE STOCK PURCHASE PLAN

     As of April 30, 1996, the Board of Directors of the Company adopted, and Ingram Industries, as the sole stockholder of the Company, approved, the Key Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Company has reserved 4,000,000 shares of Class B Common Stock to cover awards under the Stock Purchase Plan.

     Employee Offering. In the second quarter of 1996, the Company offered (the "Employee Offering") 2,775,000 shares of its Class B Common Stock, of which 2,510,400 shares were purchased, in reliance upon Regulation D and


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
Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), for $17,572,800, to certain of its officers. Such shares are subject to vesting, certain restrictions on transfer, and repurchase by the Company upon termination of the holder's employment. As of March 29, 1997, 50,000 of such shares had been repurchased by the Company. In order to allow loan financing from a bank of the shares purchased in the Employee Offering, the Company entered into repurchase agreements with such bank, pursuant to which it agreed to repurchase (i) unvested shares at the lower of fair market value and $7.00 and (ii) vested shares at fair market value, in the event of an employee's default on his or her loan.

     Restricted Stock Grants. The Company also made grants pursuant to the Stock Purchase Plan of an aggregate of 107,000 restricted shares of Class B Common Stock to certain officers and employees of the Company, which shares will vest 25% on April 1, 1998 and each year thereafter through 2001. Prior to vesting, such shares are subject to forfeiture to the Company, with no consideration paid to the holder thereof, upon termination of the holder's employment. 10,000 of such shares have been forfeited to the Company to date.

1996 PLAN

     As of April 30, 1996, the Board of Directors of the Company adopted, and Ingram Industries, as the sole stockholder of the Company, approved, the 1996 Equity Incentive Plan (the "1996 Plan"). The Company has amended the 1996 Plan, effective as of October 31, 1996, primarily to increase the number of shares available for grant from 10,000,000 shares to 12,000,000 shares, as well as to change the allowable vesting schedule for options granted under the 1996 Plan and to permit options to be granted to purchase shares of Class A Common Stock in addition to Class B Common Stock. Options granted prior to October 31, 1996 will continue to be governed by the 1996 Plan as in effect prior to the amendment of the 1996 Plan.

     The purpose of the 1996 Plan is to attract and retain key personnel and to enhance their interest in the Company's continued success.

     The 1996 Plan is administered by the Human Resources Committee of the Board of Directors of the Company (the "Committee"). The Committee has broad discretion, subject to contractual restrictions affecting the Company, as to the specific terms and conditions of each award and any rules applicable thereto, including but not limited to the effect thereon of the death, retirement, or other termination of employment of the participant.

     The 1996 Plan permits the granting of (i) stock options that qualify as "Incentive Stock Options" under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), (ii) options other than Incentive Stock Options ("Non-Qualified Stock Options"), (iii) SARs granted either alone or in tandem with other awards under the 1996 Plan, (iv) restricted stock and restricted stock units, (v) performance awards, and (vi) other stock-based awards. The Company has reserved 12,000,000 shares of Common Stock (which may be either Class A Common Stock or Class B Common Stock) to cover awards under the 1996 Plan.

     The Board of Directors may amend, alter, or terminate the 1996 Plan at any time, provided that stockholder approval generally must be obtained for any change that would require stockholder approval under Rule 16b-3 under the Exchange Act or any other regulatory or tax requirement that the Board deems desirable to comply with or obtain relief under and subject to the requirement that no rights under an outstanding award may be impaired by such action without the consent of the holder thereof. The Committee may amend or modify the terms of any outstanding award but only with the consent of the participant if such amendment would impair his rights. In the event of certain corporate transactions or events affecting the shares or the structure of the Company, the Committee may make certain adjustments as set forth in the 1996 Plan.

     The 1996 Plan is not subject to any provision of ERISA and is not qualified under Section 401(a) of the Code.

     At March 29, 1997, approximately 2,027,000 shares of Common Stock are available for grant under the 1996 Plan.


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
1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company has made available to its employees the opportunity to purchase shares of Class A Common Stock under its 1996 Employee Stock Purchase Plan (the "ESPP"). The ESPP was adopted by the Board of Directors and stockholders in October 1996. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company to purchase Class A Common Stock through payroll deductions, provided that no employee may accrue the right to purchase more than $25,000 worth of stock under all employee stock purchase plans of the Company in any calendar year. Up to 1,000,000 shares of Class A Common Stock is available for sale under the ESPP. The initial offering period commenced on November 1, 1996 and will end on the last market trading day on or before December 31, 1998, and the right to purchase shares of Class A Common Stock will accrue in an amount not to exceed $13,000 per employee for such initial offering during the offering period. The price of Class A Common Stock offered under the initial offer under the ESPP was 100% of the lower of the fair market value of the Class A Common Stock on the first or last day of the offering period. The price of Class A Common Stock offered under subsequent ESPP offerings, the duration of which will be determined by the Committee, will be from 85% to 100% of the lower of the fair market value of the Class A Common Stock on the first or last day of each offering period, as determined by the Committee. Employees may end their participation in the ESPP at any time during an offering period, and they will be paid their payroll deductions accumulated to date. Participation ends automatically on termination of employment with the Company.

     Rights granted under the ESPP are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

     The Board may amend or terminate the ESPP at any time. The ESPP will terminate in all events on the last business day in October 2006.

EXECUTIVE INCENTIVE BONUS PLAN

     All officers of the Company are eligible to participate in the Company's Executive Incentive Bonus Plan (the "Incentive Plan"). Pursuant to the Incentive Plan, officers receive incentive payments based on the Company's meeting or exceeding budgeted results, as well as individual achievement of previously agreed upon goals.

ROLLOVER PLAN; INCENTIVE STOCK UNITS

     In connection with the Split-Off, Ingram Industries options held by the Company's employees and certain other Ingram Industries options and SARs were converted to the Options. In addition, holders of approximately 300,000 Ingram Industries ISUs had the option to exchange a portion of their ISUs for the Options. See "The Plan" and "The Split-Off and the Reorganization -- The Split-Off." At March 29, 1997, approximately 9,104,000 Options were outstanding, with exercise prices ranging from $0.66 to $3.32 per share. See "The Split-Off and the Reorganization -- The Split-Off." The majority of these options will be fully vested by the year 2000 and expire no later than ten years from the date of grant.

HUMAN RESOURCES (COMPENSATION) COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     Messrs. Davis and Samper and Mrs. Ingram served on the Human Resources Committee during 1996. No Human Resources Committee interlocks or insider participation existed in 1996.

                              CERTAIN TRANSACTIONS

     Historically, Ingram Industries provided certain administrative services to the Company. The Company was allocated a portion of the costs of these administrative services. This allocation totaled $3.6 million in 1996. In connection with the Split-Off, the Company entered into certain agreements (the "Transitional Service

Agreements") with Ingram Industries relating to the continued provision of certain administrative services. The Company believes that the terms of the Transitional Service Agreements are on a basis as favorable as those that would have been obtained from third parties on an arm's length basis. The Transitional Service Agreements generally terminated on December 31, 1996, although payroll services under the Transitional Service Agreements will be provided through December 31, 1997. After such termination, the Company will be required to provide such services internally or find a third-party provider of such services.

     Additionally, Ingram Industries historically provided a large portion of the debt financing required by the Company in connection with its expansion. Interest on such debt was charged based on Ingram Industries' domestic weighted average cost of funds. In connection with the Split-Off, the Company assumed $160 million of fixed rate medium term certificates and $13.0 million of outstanding commercial paper under Ingram Industries' accounts receivable securitization program, in partial satisfaction of the amounts due to Ingram Industries. Assumption of the securitization program resulted in a $160 million reduction of trade accounts receivable and long-term debt on the Company's consolidated balance sheet at December 28, 1996. The Company used proceeds from the IPO to repay the remaining intercompany indebtedness to Ingram Industries of $366.3 million, which was incurred for general corporate purposes, primarily working capital needs in connection with the expansion of the Company's business. The Company also used borrowings under its new $1 billion credit facility (the "Credit Facility") to repay outstanding revolving indebtedness related to amounts drawn by certain of the Company's subsidiaries, as participants in Ingram Industries' then existing $380 million credit facility, which terminated concurrently with the closing of the IPO.

     The Company leases certain office space near Buffalo, New York from a partnership owned by certain members of the Ingram family. The lease agreement expires January 31, 2013 and requires annual rental payments of approximately $1.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity Capital Resources." Until November 1996, the Company subleased its facilities in Santa Ana, California and Harrisburg, Pennsylvania from Ingram Industries. The sublease agreement required annual rental payments of approximately $2.1 million. In connection with the Split-Off, the Company acquired ownership of two of three office buildings within the Santa Ana campus, as well as the Harrisburg distribution center, for an aggregate amount of approximately $22.6 million. The Company's lease for its distribution center in Millington, Tennessee was previously guaranteed by Ingram Industries. Certain of the Company's other leases were also guaranteed by Ingram Industries. Such guarantees were released in connection with the Split-Off.

     The Company extended a loan during 1995 to one of its senior executive officers. This loan has been repaid in full. The largest aggregate amount outstanding at any time during 1996 was $450,000. This loan bore interest at the intercompany rate of interest paid by the Company to Ingram Industries.

     In connection with the Split-Off, agreements relating to board representation and registration rights with respect to Class A Common Stock held by the Ingram Family Stockholders (including shares of Class A Common Stock issued upon conversion of Class B Common Stock) were entered into by the Company and the Ingram Family Stockholders. See "The Split-Off and the Reorganization."

                      THE SPLIT-OFF AND THE REORGANIZATION

     Immediately prior to the closing of the IPO, Ingram Industries consummated the Split-Off. The Company, Ingram Industries, and Ingram Entertainment have also entered into certain agreements to effect the Reorganization. The following is a summary of certain of the material terms of the Split-Off.

THE SPLIT-OFF

     Immediately prior to the closing of the IPO, Ingram Industries consummated an exchange, under an Exchange Agreement (the "Exchange Agreement"), pursuant to which certain existing stockholders of Ingram Industries exchanged a specified number of their shares of Ingram Industries common stock for shares of Class B Common Stock of the Company of equivalent value to the shares of Ingram Industries so exchanged. The exchange of shares of Ingram Industries common stock for shares of Class B Common


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
Stock of the Company, together with those elements of the Reorganization which occurred prior to the closing of the IPO, are referred to herein as the "Split-Off." See "Principal Stockholders." Eligible stockholders who exchanged shares of Ingram Industries common stock eligible to be exchanged received 107,251,362 shares of Class B Common Stock. The exchange values were determined by the board of directors of Ingram Industries, which relied in part on an opinion of a financial advisor to the effect that the Split-Off was fair to all involved parties. In the Exchange Agreement, the Company covenanted that, during the two-year period following the Split-Off, it will not (i) liquidate, merge, or consolidate with any other person, or sell, exchange, distribute, or dispose of any material asset other than in the ordinary course of business, (ii) with certain limited exceptions, redeem or reacquire any of its capital stock transferred in the Split-Off, (iii) cease to conduct the principal active trade or business conducted by it during the five years immediately preceding the Split-Off, or (iv) otherwise take any actions inconsistent with the facts and representations set forth in the private letter ruling from the U.S. Internal Revenue Service (the "IRS") regarding certain federal income tax consequences of the Reorganization and the Split-Off, in each case unless it first obtains an opinion from recognized tax counsel or a ruling from the IRS that such action will not affect the qualification of the transactions contemplated by the Exchange Agreement for tax-free treatment. All such covenants were necessary to obtain the private letter ruling from the IRS. After the Split-Off, Ingram Entertainment has continued to be a wholly-owned subsidiary of Ingram Industries. Although there can be no assurance, it is contemplated that, pursuant to the Exchange Agreement, on or after June 20, 1997, certain remaining stockholders of Ingram Industries will exchange their remaining shares of Ingram Industries common stock for shares of Ingram Entertainment common stock.

     Certain outstanding Ingram Industries options and SARs were converted to, and certain Ingram Industries ISUs were exchanged for, the Options. The exchange values for these options, SARs, and ISUs were based primarily on the exchange value for the underlying common stock. The option, SAR, and ISU exchange values were determined by the board of directors of Ingram Industries in accordance with the respective plans under which they were issued. The total number of Options outstanding immediately after the Split-Off were exercisable for approximately 11,000,000 shares of Class A Common Stock. See "The Plan" and "Management--Rollover Plan; Incentive Stock Units."

     The Company and the Ingram Family Stockholders entered into the Board Representation Agreement. So long as the Ingram Family Stockholders and their permitted transferees (as defined in the Board Representation Agreement) own in excess of 25,000,000 shares of the outstanding Common Stock, the Board Representation Agreement will provide for the designation of (i) not more than three directors designated by the Ingram Family Stockholders, (ii) one director designated by the Chief Executive Officer of the Company, and (iii) four or five additional Independent Directors (collectively, the "Designated Nominees").

     The Ingram Family Stockholders will be required to vote their shares of Common Stock for the election of the Designated Nominees. In addition, certain types of corporate transactions, including transactions involving the potential sale or merger of the Company; the issuance of additional equity, warrants, or options; acquisitions involving aggregate consideration in excess of 10% of the Company's stockholders' equity; any guarantee of indebtedness of an entity other than a subsidiary of the Company exceeding 5% of the Company's stockholders' equity; and the incurrence of indebtedness in a transaction which could reasonably be expected to reduce the Company's investment rating (i) lower than one grade below the rating in effect immediately following the IPO or (ii) below investment grade, may not be entered into without the written approval of at least a majority of the voting power deemed to be held (for purposes of the Board Representation Agreement) by certain of the Ingram Family Stockholders, acting in their sole discretion.

     The Board Representation Agreement will terminate on the date on which the Ingram Family Stockholders and their permitted transferees collectively cease to beneficially own at least 25,000,000 shares of the Common Stock of the Company (as such number may be equitably adjusted to reflect stock splits, stock dividends, recapitalization, and other transactions in the capital stock of the Company). All decisions for the Ingram Family Stockholders that are trusts or foundations will be made by the trustees thereof, who in some cases are members of the Ingram family.


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
     The Ingram Family Stockholders and the other stockholders of Ingram Industries who received shares of Class B Common Stock in the Split-Off entered into a registration rights agreement (the "Registration Rights Agreement") which grants the E. Bronson Ingram QTIP Marital Trust (the "QTIP Trust") demand registration rights following the closing of the IPO. Such demand registration rights may be exercised with respect to all or any portion (subject to certain minimum thresholds) of the shares of Class B Common Stock owned by the QTIP Trust, one or more of the other Ingram Family Stockholders and certain of their permitted transferees on up to three occasions during the 84-month period following the closing of the IPO; provided that the Company shall not be obligated to effect (i) any registration requested by the QTIP Trust unless the QTIP Trust has furnished the Company with an opinion of counsel to the effect that such registration and any subsequent sale will not affect the tax-free nature of the Split-Off or (ii) more than one demand registration during any 12-month period.

     The Registration Rights Agreement also grants one demand registration right (subject to certain minimum thresholds) to members of the Ingram family (which may only be exercised during the 84-month period following the closing of the
IPO) and one demand registration right to certain minority stockholders of the Company if a change of control of the Company occurs following the closing of the IPO but prior to the second anniversary of the Split-Off Date. The minority stockholders will not be entitled to this registration right if they were offered the opportunity to participate in the change of control transaction.

     The Registration Rights Agreement restricts the exercise by any party thereto of a demand registration right, and provides that the Company will not grant any registration rights to any other person that are more favorable than those granted pursuant to the Registration Rights Agreement or that provide for the exercise of demand registration rights sooner than three months following a public offering in which such person was entitled to include its shares, unless the number of shares requested to be included in such public offering exceeded 125% of the number of shares actually included.

     In addition, the Registration Rights Agreement provides that the parties thereto shall be entitled to unlimited "piggyback" registration rights in connection with any proposed registration of equity securities by the Company (with certain specified exceptions) during the 84-month period following the completion of the IPO. Employees who received shares in the Employee Offering, and persons who have exercised Options, are bound by the provisions of the Registration Rights Agreement as if such employees were parties thereto, and are entitled to the "piggyback" registration rights provided therein, with respect to the portion of their shares of Class B Common Stock that is no longer subject to restrictions.

     The Registration Rights Agreement contains provisions regarding reduction of the size of an offering that has been determined by the underwriters to have exceeded its maximum potential size and contains certain customary provisions, including those relating to holdback arrangements, registration procedures, indemnification, contribution and payment of fees and expenses.

     Pursuant to an agreement (the "Thrift Plan Liquidity Agreement") with the Ingram Thrift Plan, which received 10,007,000 shares of Class B Common Stock in the Split-Off, during the 90-day period following each of (i) the closing of the IPO and (ii) the first anniversary of the closing of the IPO the Company may elect to file a registration statement under the Securities Act covering such number of shares as are required to be sold by the Ingram Thrift Plan in order to comply with the requirements of ERISA or are necessary to fund distributions to Ingram Thrift Plan participants ("Registrable Securities"). Such rights were transferred to the Thrift Plans in connection with the establishment of individual thrift plans for each of the Company, Ingram Industries and Ingram Entertainment. If a registration statement covering the Registrable Securities has not become effective during either such 90-day period, the Thrift Plans may elect to sell any of such Registrable Securities to the Company during the 90-day period thereafter at the then-current fair market value of the Class A Common Stock; provided that the Company's obligation in any fiscal year to purchase shares not required to fund distributions by the Thrift Plans will be limited to the lesser of $10,000,000 or 3% of the Company's stockholders' equity as of the beginning of such fiscal year. In addition, the Thrift Plans may elect to sell to the Company one time each calendar month, such number of shares as are necessary to fund distributions to Thrift Plan participants, except during such periods when the Company has


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

notified the Thrift Plans of the filing of a registration statement covering Registrable Securities or when such a registration statement is effective. The Ingram Thrift Plan sold 770,000 shares of Common Stock in December 1996 pursuant to an effective registration statement. The Company will not be obligated to make any repurchase pursuant to the Thrift Plan Liquidity Agreement if it determines that to do so would adversely affect the tax-free nature of the Split-Off or if such repurchase would be prohibited by a credit facility of the Company. The Thrift Plan Liquidity Agreement also allows the Thrift Plans to include shares of Class A Common Stock in any registration statement to be filed by the Company with respect to shares of Common Stock to be issued upon exercise of Options. The Thrift Plans are including shares of Common Stock herein pursuant to such provision.


THE REORGANIZATION

     Prior to the Split-Off, the Company was a subsidiary of Ingram Industries, a company controlled by the Ingram Family Stockholders. Ingram Industries is engaged in various businesses, including inland marine transportation; the production and transport of specification commercial sand; insurance; and the distribution of books, prerecorded video cassettes, laser discs, video games, and spoken-word audio cassettes. The businesses of the Company, Ingram Industries, and Ingram Entertainment (each, an "Ingram Company") and their respective subsidiaries have been reorganized as described below. In conjunction with the Split-Off, the Company assumed Ingram Industries' accounts receivable securitization program in partial satisfaction of amounts due to Ingram Industries. The Company repaid the remaining intercompany indebtedness with borrowings under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Pursuant to a reorganization agreement (the "Reorganization Agreement"), each Ingram Company has agreed to retain or assume, at the time of the Reorganization, certain liabilities and obligations, including the following:
(i) liabilities and obligations incurred by such Ingram Company (other than certain general corporate level liabilities of Ingram Industries) with respect to periods ending on or prior to the closing of the Split-Off, other than liabilities or obligations arising as a result of any intentional act which is tortious or as a result of any illegal act (each, a "Designated Action") committed by (x) a corporate officer of Ingram Industries (except for actions that are believed by such person to be in furtherance of his duties as an officer or employee of the Company, Ingram Entertainment, or their respective subsidiaries, or the other subsidiaries or business operating units of Ingram Industries), (y) any other employee of Ingram Industries whose responsibilities are not primarily associated with the Company, Ingram Entertainment, or their respective subsidiaries, or the other subsidiaries or business operating units of Ingram Industries or (z) an employee (other than general corporate level employees of Ingram Industries) of any other Ingram Company; (ii) liabilities and obligations (other than general corporate level liabilities of Ingram Industries) incurred by any other Ingram Company with respect to periods ending on or prior to the closing of the Split-Off as a result of any Designated Action committed by an employee of any such Ingram Company or certain subsidiaries or business operating units of such Ingram Company; (iii) in the case of Ingram Industries, certain general corporate level liabilities and obligations up to an aggregate of $100,000 incurred by Ingram Industries with respect to certain periods ending on or prior to the closing of the Split-Off and recorded under Ingram Industries' internal accounting system as "home office" liabilities, to the extent that such liabilities and obligations are extraordinary in nature and arise out of the ordinary course of business and were not accrued on Ingram Industries' year end 1995 balance sheet; (iv) specified liabilities and obligations related to certain asset dispositions and the settlement of certain claims; and (v) liabilities and obligations incurred by such Ingram Company with respect to periods beginning after the closing of the Split-Off. In addition, certain contingent assets or liabilities, as well as fees and costs incurred in connection with the Split-Off, will be shared 23.01% by Ingram Industries, 72.84% by the Company, and 4.15% by Ingram Entertainment. These contingent liabilities include (i) liabilities and obligations arising as a result of any Designated Action committed by a corporate officer of Ingram Industries (except for actions that are believed by such person to be in furtherance of his duties as an officer or employee of the Company, Ingram Entertainment, or their respective subsidiaries or other designated affiliates, or the other subsidiaries or designated affiliates of Ingram Industries), or any other employee of Ingram Industries whose responsibilities are not primarily associated with the Company, Ingram Entertainment, or their respective subsidiaries, or the other subsidiaries or business operating units of Ingram Industries; (ii) certain general corporate level liabilities and obligations, if the aggregate of such liabilities and obligations incurred by Ingram Industries exceeds $100,000, incurred by Ingram Industries with


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
respect to periods ending on or prior to the closing of the Split-Off and recorded under Ingram Industries' internal accounting system as "home office" liabilities, to the extent that such liabilities and obligations are extraordinary and non-recurring in nature and arise out of the ordinary course of business and were not accrued on Ingram Industries' 1995 balance sheet; (iii) certain liabilities and obligations incurred by Ingram Industries in respect of specified individuals pursuant to certain deferred compensation plans of Ingram Industries; and (iv) assets, liabilities, and obligations arising in connection with certain specified asset dispositions. The Company will not be responsible for any liabilities except to the extent that the Company's share of such liabilities, fees or costs and certain other amounts (net of any contingent assets) exceeds, in the aggregate, $20,778,000. The Company currently believes that any such liabilities, fees, or costs will be largely offset by other amounts due from Ingram Industries. However, there can be no assurance that further payments, which could be material, will not be required in the future.

     Pursuant to the Reorganization Agreement, each Ingram Company agreed to conduct its business, from the date of the Reorganization Agreement until the closing of the Split-Off, in the ordinary course of business consistent with past practice. The Reorganization Agreement required the Company, at or prior to the closing of the Split-Off, to enter into bank repurchase agreements with respect to securities of the Company received in connection with the Exchange Agreement in exchange for shares of Ingram Industries common stock previously held as collateral for certain loans made to stockholders of Ingram Industries. If securities of Ingram Industries are exchanged for securities of Ingram Entertainment, as contemplated in "--The Split-Off" above, Ingram Entertainment has agreed to enter into similar agreements with respect to such securities.

     Pursuant to the Reorganization Agreement, each Ingram Company has agreed to indemnify each other Ingram Company from any and all damage, loss, liability, and expense incurred as a result of any breach by such party of any covenant or agreement pursuant to the Reorganization Agreement or the failure by such party to perform its obligations with respect to any liability retained or assumed by such party pursuant to the Reorganization Agreement.

     The Ingram Companies have also entered into an employee benefits transfer and assumption agreement (the "Employee Benefits Agreement"). The Employee Benefits Agreement provides for the allocation of employee benefit assets and liabilities generally on a pro rata basis in respect of each Ingram Company's current and former employees. Each Ingram Company will indemnify the other parties with respect to such party's benefit-related assumed or retained assets and liabilities.

     In connection with the Reorganization, the Ingram Companies entered into a tax sharing and tax services agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company agreed that it will be liable for (i) its allocable share of the consolidated federal income tax liability and any consolidated state income tax liability for the year that includes the Split-Off and (ii) generally, 72.84% of any adjustment in excess of reserves already established by Ingram Industries for federal or state income tax liabilities of Ingram Industries, Ingram Entertainment, or the Company (x) relating to tax periods ending on or prior to the Split-Off or (y) resulting from a failure (other than due to a breach of certain representations or covenants) of either the Split-Off or the subsequent exchange of securities of Ingram Industries for securities of Ingram Entertainment to qualify for tax-free treatment. However, no liability with respect to the subsequent exchange involving Ingram Entertainment will be allocated to the Company if such exchange is not completed in accordance with the provisions of the Exchange Agreement or if the facts and circumstances of such exchange are materially different from those on which the private letter ruling received by Ingram Industries (see "The Split-Off and the Reorganization -- Conditions to the Split-Off") is based, unless a supplemental private letter ruling reasonably satisfactory to the Company addressing such differences is obtained prior to such exchange. Subject to certain consultation rights and certain limited rights on the part of the Company to consent to a settlement, Ingram Industries will have the right to control any audit or proceeding relating to the Company for periods ending prior to the Split-Off. The Company will share in any refunds received in respect of the carryback of any future tax losses or credits it may suffer or receive. In addition, Ingram Industries and Ingram Entertainment have each agreed that, upon the exercise by one of its employees of an option granted in connection with the Split-Off, it will pay the Company an amount equal to the tax benefit, if any, received from any compensation deduction in respect of such exercise. Furthermore, if the Split-Off or the contemplated exchange of Ingram Entertainment common stock fails to qualify for tax-free treatment as a result of a breach by one of the Ingram Companies of specified representations or covenants contained in the Exchange Agreement, any resulting deficiency will be borne by such breaching Ingram Company.

     In addition, until 1999, the Company will provide data processing services to Ingram Industries and Ingram Entertainment for a fee based on the allocated costs of such services. The Company received fees of $253,500 in 1996 (beginning in November 1996), and is expected to receive approximately $1,782,400 in 1997.

                              SELLING STOCKHOLDERS

     Pursuant to the Thrift Plan Liquidity Agreement, the Company has agreed to register the sale of certain of the shares held by the Thrift Plans, or alternatively to purchase such shares from such Thrift Plans. The registration statement of which this Prospectus forms a part relates to a total of 1,900,000 shares, 65,000 shares and 40,000 shares of the shares held, respectively, by the II Thrift Plan, the IM Thrift Plan and the IE Thrift Plan. See "The Split-Off and the Reorganization--The Split-Off" and "Shares Eligible for Future Sale."

     The following table sets forth certain information, as of March 31, 1997, with respect to the beneficial ownership of Class B Common Stock by each of the Thrift Plans. The Thrift Plans do not own any Class A Common Stock. The percentages included under "After Offering" below assume no sales of Class A Common Stock by the Company pursuant to the exercise of Options. The percentages would not be materially different if such shares of Class A Common Stock were outstanding.

                                  BEFORE OFFERING                                    AFTER OFFERING
                  ------------------------------------------------- -------------------------------------------------
                     SHARES OF     PERCENTAGE OF                       SHARES OF     PERCENTAGE OF
                  CLASS B COMMON       TOTAL                        CLASS B COMMON       TOTAL
                       STOCK        OUTSTANDING     PERCENTAGE OF        STOCK        OUTSTANDING     PERCENTAGE OF
                   BENEFICIALLY      SHARES OF      TOTAL VOTING     BENEFICIALLY      SHARES OF      TOTAL VOTING
      NAME             OWNED        COMMON STOCK        POWER            OWNED        COMMON STOCK        POWER
---------------------------------------------------------------------------------------------------------------------
II THRIFT PLAN       6,688,708          5.0%            6.0%           4,788,708          3.6%            4.4%
---------------------------------------------------------------------------------------------------------------------
IM THRIFT PLAN       1,691,509          1.3%            1.5%           1,626,509          1.2%            1.5%
---------------------------------------------------------------------------------------------------------------------
IE THRIFT PLAN         856,783          0.6%            0.8%             816,783          0.6%            0.7%
---------------------------------------------------------------------------------------------------------------------
TOTAL FOR ALL
THRIFT PLANS         9,237,000          6.9%            8.3%           7,232,000          5.4%            6.6%
---------------------------------------------------------------------------------------------------------------------

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information, as of March 31, 1997 (unless otherwise noted), with respect to the beneficial ownership of each class of the Common Stock by (a) each Director of the Company; (b) the Company's Chief Executive Officer, the Company's former Chief Executive Officer and the other four most highly compensated executive officers of the Company in the most recently completed fiscal year (collectively, the "Named Executive Officers");
(c) all executive officers and Directors of the Company as a group; and (d) each person known by the Company to own beneficially more than five percent of the outstanding shares of either class of Common Stock.


                                                                                                   COMMON STOCK (CLASS A
                                                                                                     COMMON STOCK AND
                                  CLASS A COMMON STOCK (1)           CLASS B COMMON STOCK          CLASS B COMMON STOCK)
                                ----------------------------     -----------------------------    -------------------------
                                                                                                   PERCENTAGE  PERCENTAGE
                                    SHARES                          SHARES                          OF TOTAL    OF TOTAL
                                 BENEFICIALLY        PERCENTAGE  BENEFICIALLY         PERCENTAGE   OUTSTANDING   VOTING
NAME                                OWNED             OF CLASS      OWNED              OF CLASS       SHARES      POWER
---------------------------------------------------------------------------------------------------------------------------
Don H. Davis, Jr................        --                --             --                --            --          --
David B. Ingram(2)(3)...........    14,435 (4)(5)          *     72,377,210 (6)(7)       66.4%         53.7%       64.8%
John R. Ingram(3)(8)............    55,346 (4)(5)          *     71,875,977 (6)(7)       65.9%         53.3%       64.4%
Martha R. Ingram(3)(8)..........        -- (5)            --     83,740,791 (6)(7)       76.8%         62.1%       75.0%
Philip M. Pfeffer(9)............   144,679                 *      1,972,478 (7)           1.8%          1.6%        1.8%
J. Phillip Samper...............        --                --             --                --            --          --
Jerre L. Stead..................   400,000 (10)          1.5%            --                --             *           *
Joe B. Wyatt....................   193,065 (11)            *             --                --             *           *
Jeffrey R. Rodek................    42,902 (4)             *        285,000                 *             *           *
David R. Dukes..................   119,099 (12)            *         65,000                 *             *           *
Sanat K. Dutta..................    86,833 (13)            *         85,000                 *             *           *
John Wm. Winkelhaus, II.........    85,118 (4)             *         85,000                 *             *           *
Linwood A. (Chip) Lacy, Jr.(14).   105,180 (4)             *      1,390,062 (7)           1.3%          1.1%        1.3%
All executive officers and
   Directors as a group (26
   persons)(3)(15).............. 1,811,726 (5)(16)       6.7%    98,301,855 (6)(7)       90.1%         73.6%       88.1%
Orrin H. Ingram(3)(8)...........    97,245 (5)(17)         *     73,157,670 (6)(7)       67.1%         54.3%       65.5%
Robin Ingram Patton(3)(8).......        -- (5)            --     71,646,916 (6)(7)       65.7%         53.1%       64.2%
E. Bronson Ingram QTIP
   Marital Trust(3)(8)..........        --                --     69,099,259              63.4%         51.2%       61.9%
SunTrust Bank, Atlanta(18)......    43,329                 *     11,802,632              10.8%          8.8%       10.6%
Roy E. Claverie(8)..............        -- (5)            --      7,540,794 (6)(7)(19)    6.9%          5.6%        6.8%
Ingram Thrift Plan(8)...........        --                --      6,688,708               6.1%          5.0%        6.0%
Tiger Management L.L.C.,
   Tiger Performance
   L.L.C., Panther
   Partners, L.P., Panther
   Management Company,
   L.P., and Julian H.
   Robertson Jr.(20)............ 4,831,100             18.7%             --                --           3.6%          *
FMR Corp.(21)................... 1,413,400              5.5%             --                --           1.0%          *
AIM Management Group
   Inc.(22)..................... 1,840,300              7.1%             --                --           1.4%          *
Public Employees Retirement
   System of Ohio(23)........... 1,400,000              5.4%             --                --           1.0%          *


----------------------
(footnotes on following page)

----------------------
  *    Less than one percent.

 (1) Excludes each shareowner's beneficial ownership of Class B Common Stock, which may be converted into Class A Common Stock at any time, at the option of the holder.

 (2) The address for David B. Ingram is c/o Ingram Entertainment Inc., Two Ingram Boulevard, La Vergne, Tennessee 37089.

 (3) David B. Ingram, Robin Ingram Patton, Orrin H. Ingram, John R. Ingram, and Martha R. Ingram are trustees of the E. Bronson Ingram QTIP Marital Trust (the "QTIP Trust"), and accordingly could each be deemed to be the beneficial owner of the shares held by the QTIP Trust.

 (4) Represents stock options exercisable for shares of Class A Common Stock within 60 days of the date of the table.

 (5) Excludes 246,000 shares of Class A Common Stock purchased by Ingram Industries in the IPO (including 15,000 shares purchased by Ingram Industries' subsidiary Ingram Entertainment). As principal shareowners of Ingram Industries, the indicated shareowners may be deemed to be beneficial owners of the shares held by Ingram Industries.

 (6)   Includes 71,286,290; 71,266,588; 71,286,290; 7,068,715; 71,286,290;
       81,702,789; and 84,078,771 shares, for David B. Ingram, Robin Ingram Patton, Orrin H. Ingram, Roy E. Claverie, John R. Ingram, Martha R. Ingram, and all executive officers and Directors as a group, respectively, which shares are held by various trusts or foundations of which these individuals are trustees. Such individuals could each be deemed to be the beneficial owner of the shares held by such trusts of which he or she is a trustee.

 (7) Excludes for David B. Ingram 5,132,080 shares held by one or more trusts of which he and/or his children are beneficiaries; for Robin Ingram Patton 2,932,919 shares held by one or more trusts of which she is a beneficiary; for Orrin H. Ingram 1,441,858 shares held by one or more trusts of which he and/or his children are beneficiaries; for John R. Ingram 2,732,815 shares held by one or more trusts of which he and/or his children are beneficiaries; for Mr. Lacy 223,097 shares held by a trust of which his children are beneficiaries; for Mr. Pfeffer 234,348 shares held by his children or one or more trusts of which his children are beneficiaries; and for Mr. Claverie 244,912 shares held by his children or one or more trusts of which he and/or his children are beneficiaries. Each such individual disclaims beneficial ownership as to such shares.

 (8) The address for each of the indicated parties is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, Tennessee 37205.

 (9) The address for Mr. Pfeffer is c/o Random House, Inc., 201 East 50th Street, New York, New York 10022.

(10)   Includes options to purchase 200,000 shares of Class A Common Stock.

(11)   Includes options to purchase 188,065 shares of Class A Common Stock.

(12)   Includes options to purchase 56,118 shares of Class A Common Stock.

(13)   Includes options to purchase 42,559 shares of Class A Common Stock.

(14) The address for Mr. Lacy is c/o Micro Warehouse, 535 Connecticut Avenue, Norwalk, Connecticut 06854.

(15) Excludes shares beneficially owned by Mr. Lacy, the Company's former Chief Executive Officer and former Chairman of the Board of Directors.

(16)   Includes options to purchase 1,275,167 shares of Class A Common Stock.

(17)   Includes options to purchase 62,923 shares of Class A Common Stock.

(18) The address for SunTrust Bank, Atlanta ("SunTrust") is 25 Park Place, NE, Atlanta, Georgia 30303. All shares of Class B Common Stock are held by SunTrust as trustee for certain individuals. All shares of Class A Common Stock are held in accounts for customers of SunTrust Banks and its affiliates. SunTrust and its affiliates have sole voting and dispositive power with respect to 20,320 of these shares of Class A Common

       Stock, and shared voting and dispositive power with respect to 4,100 of such shares. SunTrust and its affiliates hold the other 18,909 shares of Class A Common Stock in non-discretionary accounts. SunTrust Banks and each of its affiliates disclaim any beneficial interest in all shares of Class A Common Stock it holds.

(19) Includes 6,688,708 shares held by the Ingram Thrift Plan. Mr. Claverie may be deemed to be the beneficial owner of such shares, because he is a trustee of the Ingram Thrift Plan.

(20) As of April 30, 1997, based on information provided in a Schedule 13G filed on May 9, 1997 by Tiger Management L.L.C., Tiger Performance L.L.C., Panther Partners, L.P., Panther Management Company, L.P.,. and Julian H. Robertson, Jr. The address for each of Tiger Management L.L.C., Tiger Performance L.L.C., Panther Partners, L.P., Panther Management Company, L.P., and Julian H. Robertson, Jr. is 101 Park Avenue, New York, NY 10178.

(21) As of April 30, 1997, based on information provided in a Schedule 13G filed on May 8, 1997 by FMR Corp. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(22) As of December 31, 1996, based on information provided in a Schedule 13G filed on February 12, 1997 by AIM Management Group Inc. The address for AIM Management Group Inc. is 11 Greenway Plaza, Suite 1919, Houston, Texas 77046.

(23) As of December 31, 1996. The address for the Public Employees Retirement System of Ohio is 277 East Town Street, Columbus, Ohio 43215.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 265,000,000 shares of Class A Common Stock, par value $0.01 per share, of which 25,786,779 shares were issued and outstanding at March 29, 1997, and 135,000,000 shares of Class B Common Stock, par value $0.01 per share, of which 109,043,762 shares were issued and outstanding at March 29, 1997. In addition, the Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance by the Company of up to 1,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), on terms determined by the Company's Board of Directors. Additionally, any shares of Class A Common Stock (a maximum of 1,270,327 shares) sold by the Company in this offering upon exercise of Options will be outstanding and any shares (a maximum of 2,005,000 shares) sold by the Thrift Plans in this offering will be converted from Class B Common Stock into Class A Common Stock. The following description is a summary of the capital stock of the Company and is subject to and qualified in its entirety by reference to the provisions of the Certificate of Incorporation and the Amended and Restated Bylaws (the "Bylaws") of the Company, which are included as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights, as described below.

     VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's shareowners, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the shareowners of the Company. There is no cumulative voting. See "Risk
Factors -- Control by Ingram Family Stockholders; Certain Anti-Takeover Provisions."

     Subject to New York Stock Exchange requirements, for so long as there are any shares of Class B Common Stock outstanding, any action that may be taken at a meeting of the shareowners may be taken by written consent in lieu of a meeting if the Company receives consents signed by shareowners having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present and voted. This could permit certain holders of Class B Common Stock to take action regarding certain matters without providing other shareowners the opportunity to voice dissenting views or raise other matters. The right to take such action by written consent of shareowners will expire at such time as all outstanding shares of Class B Common Stock cease to be outstanding.

     DIVIDENDS, DISTRIBUTIONS AND STOCK SPLITS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as, and when such dividends are declared by the Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

     In the case of dividends or distributions payable in Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock will be distributed with respect to the Class A Common Stock and only shares of Class B Common Stock will be distributed with respect to the Class B Common Stock. In the case of dividends or other distributions consisting of other voting shares of the Company, the Company will declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that the voting rights of each such security paid to the holders of the Class A Common Stock shall be one-tenth of the voting rights of each such security paid to the holders of Class B Common Stock, and such security paid to the holders of Class B Common Stock shall convert into the security paid to the holders of the Class A Common Stock upon the same terms and conditions applicable to the Class B Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company, the Company will provide that such convertible or exchangeable securities and the underlying securities be identical in all respects, except that the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the Class A Common Stock shall be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of Class B Common Stock, and such underlying securities paid to the holders of Class B Common Stock shall convert into the security paid to the holders of the Class A Common Stock upon the same terms and conditions applicable to the Class B Common Stock.

     Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

     CONVERSION. The Class A Common Stock has no conversion rights.

     The Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock upon the earliest to occur of (i) November 6, 2001; (ii) the sale or transfer of such share of Class B Common Stock (a) by a holder that is a party to the Board Representation Agreement to any person that is not an affiliate, spouse or descendant of such holder, their estates or trusts for their benefit or any other party to the Exchange Agreement or (b) by any other holder, to a holder that is not the spouse or descendant of such holder or their estates or trusts for the benefit thereof; and (iii) the date on which the number of shares of Class B Common Stock then outstanding is less than 25% of the aggregate number of shares of Common Stock then outstanding.

     LIQUIDATION. In the event of any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company and making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributed ratably among the holders of the Class A Common Stock and the Class B Common Stock, treated as a single class.

     MERGERS AND OTHER BUSINESS COMBINATIONS. Upon a merger, combination, or other similar transaction of the Company in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, holders of each class of Common Stock will be entitled to receive an equal per share amount of stock, securities, cash, and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided that in any transaction in which shares of capital stock are distributed, such shares so exchanged for or changed into may differ as to voting rights and certain conversion rights to the extent and only to the extent that the voting rights and certain conversion rights of Class A Common Stock and Class B Common Stock differ at that time.

     OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions applicable to the Class A Common Stock or the Class B Common Stock.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by the DGCL, or the rules of any quotation system or national securities exchange on which stock of the Company may be quoted or listed, to provide for the issuance of shares of Preferred Stock in one or more series; to establish from time to time the number of shares to be included in each such series; to fix the rights, powers, preferences, and privileges of the shares of each series and any qualifications and restrictions thereon; and, to the extent permitted by the DGCL, to increase or decrease the number of shares of such series, without any further vote or action by the shareowners. Depending upon the terms of the Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preference over the Class A Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Class A Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY; INDEMNIFICATION

     As permitted by the DGCL, the Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its shareowners for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL (which currently provides that such liability may be so limited, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareowners, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit).

     Each person who is or was a party to any action by reason of the fact that such person is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL. This right to indemnification also includes the right to have paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition, to the fullest extent permitted by the DGCL. In addition, the Company may, by action of the Board of Directors, provide indemnification to such other employees and agents of the Company to such extent as the Board of Directors determines to be appropriate under the DGCL.

     As a result of this provision, the Company and its shareowners may be unable to obtain monetary damages from a director for breach of his duty of care. Although shareowners may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, shareowners may not have any effective remedy against the challenged conduct if equitable remedies are unavailable. The Company also reserves the right to purchase and maintain directors' and officers' liability insurance.

OTHER CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The Bylaws provide that a majority of the total number of directors shall constitute a quorum for the transaction of business. The Board of Directors may act by unanimous written consent. The Board Representation Agreement contains additional provisions relating to corporate governance. See "The Split-Off and the

Reorganization -- The Split-Off."

     Annual meetings of shareowners shall be held to elect the Board of Directors and transact such other business as may be properly brought before the meeting. Special meetings of shareowners may be called by the chairman and shall be called by the secretary on the written request of shareowners having 10% of the voting power of the Company. The shareowners may act by written consent in lieu of a meeting of shareowners until such time as all shares of Class B Common Stock cease to be outstanding.

     The Certificate of Incorporation may be amended with the approval of the Board of Directors (by the vote required as described above), and for so long as any shares of Class B Common Stock remain outstanding, in addition to any vote required by law, any such amendment also requires the approval of the holders of a majority of the Company's outstanding voting power and a majority of the members of the Board of Directors. However, any amendment to the provisions of the Certificate of Incorporation relating to the Common Stock also requires the consent of a majority of the outstanding voting power held by the Ingram Family Stockholders. The Bylaws may be amended with the approval of three-quarters of the entire Board of Directors or by the holders of 75% of the Company's voting power present and entitled to vote at any annual or special meeting of shareowners at which a quorum is present.

     The number of directors which shall constitute the whole Board of Directors shall be fixed by resolution of the Board of Directors. The number of directors shall be eight or nine. The size of the initial Board is fixed at eight members, but may be increased to nine in accordance with the Board Representation Agreement. The vote of a majority of the entire Board is required for all actions of the Board. The directors shall be elected at the annual meeting of the shareowners, except for filling vacancies. Directors may be removed with the approval of the holders of a majority of the Company's voting power present and entitled to vote at a meeting of shareowners. Vacancies and newly created directorships on the Board of Directors resulting from any increase in the number of directors may be filled by a majority of the directors then in office, although less than a quorum, a sole remaining director, or the holders of a majority of the voting power present and entitled to vote at a meeting of shareowners. So long as the Ingram Family Stockholders and their permitted transferees own at least 25,000,000 shares of the Common Stock, the Bylaws will provide for the appointment of the Designated Nominees.

     The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the shareowners entitled to vote generally, shall constitute a quorum for stockholder action at any meeting.

SECTION 203 OF THE DGCL

     The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned
(a) by directors who are also officers of the corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareowners by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                         SHARES ELIGIBLE FOR FUTURE SALE

     At March 29, 1997, the Company had outstanding an aggregate of 25,786,779 shares of Class A Common Stock and 109,043,762 shares of Class B Common Stock. Additionally, any shares of Class A Common Stock sold by the Company in this offering (a maximum of 1,270,327 shares) and any shares sold by the Thrift Plans in this offering which will be converted from Class B Common Stock into Class A Common Stock (a maximum of 2,005,000 shares) will be outstanding. Of the total outstanding shares of Common Stock (assuming all shares are purchased in the offering) only the following shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain volume limitations and other restrictions described below): (i) shares of Class A Common Stock sold in the IPO, and (ii) shares of Class A Common Stock issued pursuant to Registration Statements on Form S-8 and Form S-1 relating to the Plan, the 1996 Plan, the ESPP and the Thrift Plans, including the shares of Class A Common Stock being offered by the Company in this offering, and (iii) shares of Class A Common Stock sold by the Thrift Plans in this offering.

     The remaining shares of Common Stock acquired by shareowners prior to completion of the IPO or in the Split-Off are "restricted securities" as that term is defined in Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year (including, if the shares are transferred, the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of such class of the Common Stock or (ii) generally, the average weekly trading volume in such class of the Class A Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, and subject to certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume and other requirements described above. Shares of Common Stock that would otherwise be deemed "restricted securities" could be sold at any time through an effective registration statement relating to such shares of Common Stock.

     Of the 109,043,762 shares of Class B Common Stock outstanding as of March 29, 1997, 2,562,400 shares (the "Employee Offering Shares") were acquired pursuant to the Employee Offering and the concurrent grant of restricted stock awards, and 106,481,362 shares were acquired pursuant to the Split-Off. Under current law, absent registration or an exemption from registration other than Rule 144, (a) no shares of Class B Common Stock will be eligible for sale as of the date of this Prospectus; (b) 106,481,362 shares of Class B Common Stock will be eligible for sale on November 6, 1997, and (c) the Employee Offering Shares not repurchased or forfeited will be eligible for sale upon the later of (i) July 1997 and (ii) for those shares pledged to secure purchase money loans for such shares, one year after the release of such pledge. In addition, the Employee Offering Shares are subject to contractual vesting restrictions, which restrictions begin to lapse in April 1998.

     Pursuant to the Registration Rights Agreement, the QTIP Trust, which holds 69,099,259 shares of Class B Common Stock, has certain demand registration rights with respect to all or any portion (subject to certain minimum thresholds) of the shares of Class B Common Stock owned by the QTIP Trust, one or more of the other Ingram Family Stockholders and certain of their permitted transferees on up to three occasions during the 84-month period following the closing of the IPO; provided that the Company shall not be obligated to effect
(i) any registration requested by the QTIP Trust unless the QTIP Trust has furnished the Company with an opinion of counsel to the effect that such registration and any subsequent sale will not affect the tax-free nature of the Split-Off or (ii) more than one demand registration during any 12-month period. The Registration Rights Agreement also grants one demand registration right (subject to certain minimum thresholds) to members of the Ingram family holding, at the time of the Split-Off, approximately 18,210,000 shares of Class B Common Stock (which may only be exercised within the 84-month period following the closing of the IPO on November 6, 1996). In addition, the Registration Rights Agreement grants one demand registration right to certain minority shareowners of the Company, if a change of control of the Company occurs following the closing of the IPO but prior to the second anniversary of the Split-Off Date. The minority shareowners will not be entitled to this registration right if they were offered the opportunity to participate in the change of control transaction.

     In addition, the Registration Rights Agreement provides that the recipients of Class B Common Stock received in the Split-Off will be entitled to unlimited "piggyback" registration rights in connection with any proposed registration of equity securities by the Company (with certain specified exceptions) during the 84-month period following the closing of the IPO. Employees who received shares in the Employee Offering, holders of restricted stock granted at the time of the Employee Offering, and persons who have exercised Options are bound by the provisions of the Registration Rights Agreement as if such employees were parties thereto, and are entitled to the "piggyback" registration rights provided therein, with respect to the portion of their shares of Common Stock that is no longer subject to restrictions.

     Pursuant to the Thrift Plan Liquidity Agreement, the Thrift Plans have certain rights to require the Company to purchase such shares of Class B Common Stock as are required to be sold by the Thrift Plans in order to comply with the requirements of ERISA or are necessary to fund distributions to Thrift Plan participants, if the Company does not arrange for the registration of such shares.

     In addition to the registration statement of which this Prospectus forms a part, the Company filed a registration statement on Form S-8 relating to Options held by employees of the Company. See "The Plan--Exercise of Options." The Company also filed registration statements on Form S-8 relating to options granted under the 1996 Plan (and the amended 1996 Plan), and for shares to be issued pursuant to the ESPP. Shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company. As of March 29, 1997, options to purchase an aggregate of approximately 19,000,000 shares of Class A Common Stock and Common B Common Stock were outstanding. See "The Plan," "Management -- 1996 Plan," and "-- Rollover Plan; Incentive Stock Units."

     Each holder of shares of the remaining 106,481,362 shares of Class B Common Stock received in the Split-Off, in order to obtain the private letter ruling from the IRS, has represented in the Exchange Agreement that there was no plan or intention by such holder to sell, exchange, transfer by gift or otherwise dispose of any of such holder's Class B Common Stock subsequent to the Split-Off. As described above, all such shares are subject to restrictions on resale under Rule 144, including a one-year holding period. In addition, certain minority shareowners may have demand registration rights under the Registration Rights Agreement upon a change of control, as described above.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

     This discussion is based on the Code, and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

     Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Class A Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

     Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Class A Common Stock, including the consequences under U.S. federal law as well as under the laws of any state, local, or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide a Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if the Non-U.S. Holder files a valid Form 4224 (or, if and when the Proposed Regulations become effective, a Form W-8) stating that the dividends are so connected. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information. The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects, including by providing certain presumptions under which a Non-U.S. Holder would be subject to backup withholding in the absence of the certification from the holder as to non-U.S. status, regardless of whether dividends are paid to a U.S. or non-U. S. address.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are nonresident alien individuals and hold the Class A Common Stock as a capital asset, such individual is present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF CLASS A COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Class A Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things. the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding in the absence of certification from the holder as to non-U.S. status.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Class A Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                              PLAN OF DISTRIBUTION

     THIS SECTION IS NOT APPLICABLE TO SALES MADE BY THE COMPANY PURSUANT TO THE EXERCISES OF OPTIONS UNDER THE PLAN. THIS SECTION ONLY APPLIES TO SALES MADE BY THE THRIFT PLANS.

     The Company will not receive any proceeds from any sales of Class A Common Stock offered by the Thrift Plans pursuant to this Prospectus. Shares of Class A Common Stock may be sold from time to time to purchasers directly by the Thrift Plans. Alternatively, from time to time the Thrift Plans may offer shares of Class A Common Stock through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the seller and/or the purchasers for whom they may act as agent. The Thrift Plans and any such underwriters, dealers or agents that participate in the distribution of the Class A Common Stock may be deemed to be underwriters, and any profits on the sale of Class A Common Stock by them and any associated discounts, commissions or concessions that are received may be deemed to be underwriting compensation under the Securities Act. To the extent any of the Thrift Plans may be deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act including but not limited to Sections 11 and 12 of the Securities Act. If required at the time a particular offering is made, a Prospectus Supplement will be distributed that will set forth the aggregate number of shares of Class A Common Stock being offered and the terms of the offering, including the name or names of any underwriters, any discounts, commissions and other items constituting compensation from the selling Thrift Plans and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement, and, if necessary, a post-effective amendment to the registration statement of which this Prospectus forms a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Class A Common Stock.

     Shares of the Class A Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Thrift Plan selling such shares or by agreement between such Thrift Plan and underwriters or dealers. Each of the Thrift Plans also may, from time to time, authorize dealers, acting as the respective Thrift Plan's agents, to solicit offers to purchase the Class A Common Stock upon the terms and conditions set forth in any Prospectus Supplement.

     Each of the Thrift Plans and any other person participating in a sale or distribution of the Class A Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Class A Common Stock by each of the Thrift Plans and any other such person.

     In connection with this offering, underwriters, if any, may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock or other securities of the Company. Specifically, underwriters, if any, may overallot the offering, creating a syndicate short position. In addition, underwriters, if any, may bid for, and purchase, the Class A Common Stock in the open market to cover syndicate shorts or to stabilize the price of the Class A Common Stock. Finally, the underwriting syndicate, if any, may reclaim selling concessions allowed for distributing the Class A Common Stock in the offering, if the syndicate repurchases previously distributed Class A Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. Underwriters, if any, are not required to engage in these activities, and may end any of these activities at any time.

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol: "IM."

     The Company has agreed to pay all expenses incident to the registration statement of which this Prospectus forms a part and the sale of Class A Common Stock by the Thrift Plans hereunder to the public, other than commissions, fees and discounts of underwriters, dealers or agents. In addition, each of the Thrift Plans and any underwriters, agents dealers and brokers participating in the distribution of the Class A Common Stock, will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     Certain legal matters with respect to the Class A Common Stock offered in this offering will be passed upon for the Company by James E. Anderson, Jr., Senior Vice President, Secretary and General Counsel of the Company. Mr. Anderson owns shares of Common Stock, and options to purchase shares of Common Stock, with a value in excess of $50,000.

                                     EXPERTS

     The consolidated financial statements as of December 30, 1995 and December 28, 1996 and for each of the three fiscal years in the period ended December 28, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     THIS PROSPECTUS RELATING TO THE OPTIONS AND THE IM THRIFT PLAN IS AVAILABLE FROM MATTHEW SAUER, INGRAM MICRO INC., 1600 EAST ST. ANDREW PLACE, SANTA ANA, CALIFORNIA 92705 (TELEPHONE NUMBER: (714) 566-1000). THIS PROSPECTUS RELATING TO THE II THRIFT PLAN IS AVAILABLE FROM MICHAEL HEAD, INGRAM INDUSTRIES INC., 4400 HARDING ROAD, NASHVILLE, TENNESSEE 37205 (TELEPHONE NUMBER: (615) 298-8200). THIS PROSPECTUS RELATING TO THE IE THRIFT PLAN IS AVAILABLE FROM MARGARET MORFORD, INGRAM ENTERTAINMENT INC., TWO INGRAM BOULEVARD, LA VERGNE, TN 37089 (TELEPHONE NUMBER: (615) 287-4050).

     The Company has filed with the Commission a registration statement on Form S-1 (together with any amendments thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Class A Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the Rules and Regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance in which a copy of such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to such copy and each such statement is qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Commission. A copy of the Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                INGRAM MICRO INC.




                                                                                              PAGE
                                                                                              ----
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 30, 1995, DECEMBER 28, 1996
        AND MARCH 29, 1997 (UNAUDITED).........................................................  F-2

CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER
        30, 1995 AND DECEMBER 28, 1996 AND THE THIRTEEN WEEKS ENDED MARCH 30,
        1996 AND MARCH 29, 1997 (UNAUDITED)....................................................  F-3

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
        1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996 AND THE THIRTEEN WEEKS
        ENDED MARCH 29, 1997 (UNAUDITED).......................................................  F-4

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1994,
        DECEMBER 30, 1995 AND DECEMBER 28, 1996 AND THE THIRTEEN WEEKS ENDED
        MARCH 30, 1996 AND MARCH 29, 1997 (UNAUDITED)..........................................  F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.....................................................  F-6

REPORT OF INDEPENDENT ACCOUNTANTS..............................................................  F-21

                               INGRAM MICRO INC.

                           CONSOLIDATED BALANCE SHEET
                    (dollars in 000s, except per share data)




                                                                        Fiscal Year End
                                                                   --------------------------       March 29,
                                                                      1995           1996             1997
                                                                   -----------    -----------     -----------
                                                                                                   (UNAUDITED)
ASSETS
  Current assets:
    Cash                                                           $    56,916    $    48,279     $    62,138
    Trade accounts receivable (less allowances of $30,791
      in 1995, $38,622 in 1996 and $42,896 in 1997)                  1,071,275      1,143,028       1,194,492
    Inventories                                                      1,582,922      1,818,047       2,117,410
    Other current assets                                                88,503        145,964         148,747
                                                                   -----------    -----------     -----------
      Total current assets                                           2,799,616      3,155,318       3,522,787

    Property and equipment, net                                         89,126        161,172         169,481
    Goodwill, net                                                       29,871         25,918          25,057
    Other                                                               22,285         24,539          26,680
                                                                   -----------    -----------     -----------
      Total assets                                                 $ 2,940,898    $ 3,366,947     $ 3,744,005
                                                                   ===========    ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                                               $ 1,652,073    $ 2,047,988     $ 2,132,911
    Accrued expenses                                                   121,572        162,887         200,081
    Current maturities of long-term debt                                 6,332         23,899          13,170
                                                                   -----------    -----------     -----------
      Total current liabilities                                      1,779,977      2,234,774       2,346,162

    Long-term debt                                                     170,424        280,134         495,361
    Due to Ingram Industries                                           673,792           --              --
    Other                                                                5,697          6,190          16,432
                                                                   -----------    -----------     -----------
      Total liabilities                                              2,629,890      2,521,098       2,857,955

  Minority interest                                                        213          3,476           3,691
  Commitments and contingencies (Note 9)
  Redeemable Class B Common Stock                                         --           17,223          17,223

Stockholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares
    authorized; no shares issued and outstanding                          --             --                --
  Class A Common Stock, $0.01 par value, 265,000,000
    shares authorized; 25,047,696 and 25,786,779
    shares issued and outstanding in 1996 and 1997,
    respectively                                                          --              250             258
  Class B Common Stock, $0.01 par value, 135,000,000
    shares authorized; 107,251,362, 109,043,762 and 109,043,762 shares issued and outstanding in 1995, 1996 and 1997
    (including 2,460,400 redeemable shares in 1996 and 1997)             1,073          1,066           1,066
  Additional paid in capital                                            22,427        449,657         457,679
  Retained earnings                                                    282,122        372,801         413,178
  Cumulative translation adjustment                                      5,173          1,910          (6,571)
  Unearned compensation                                                   --             (534)           (474)
                                                                   -----------    -----------     -----------
    Total stockholders' equity                                         310,795        825,150         865,136
                                                                   -----------    -----------     -----------
    Total liabilities and stockholders' equity                     $ 2,940,898    $ 3,366,947     $ 3,744,005
                                                                   ===========    ===========     ===========


       See accompanying notes to these consolidated financial statements

                               INGRAM MICRO INC.

                        CONSOLIDATED STATEMENT OF INCOME
                    (dollars in 000s, except per share data)




                                                                    Fiscal Year                        Thirteen Weeks Ended
                                                  --------------------------------------------    ----------------------------
                                                                                                    March 30,        March 29,
                                                      1994            1995            1996            1996             1997
                                                  ------------    ------------    ------------    ------------    ------------
                                                                                                           (UNAUDITED)
Net sales                                         $  5,830,199    $  8,616,867    $ 12,023,451    $  2,752,735    $  3,649,978

Cost of sales                                        5,391,224       8,011,181      11,211,067       2,566,170       3,415,270
                                                  ------------    ------------    ------------    ------------    ------------
Gross profit                                           438,975         605,686         812,384         186,565         234,708

Expenses:
  Selling, general and administrative                  296,330         415,344         537,893         123,304         154,145
  Charges allocated from Ingram Industries               2,355           3,461           3,633           1,583            --
  Noncash compensation charge (Note 12)                   --              --            23,350           6,745           1,813
                                                  ------------    ------------    ------------    ------------    ------------
                                                       298,685         418,805         564,876         131,632         155,958
                                                  ------------    ------------    ------------    ------------    ------------

Income from operations                                 140,290         186,881         247,508          54,933          78,750

Other (income) expense:
  Interest income                                         (937)         (3,479)         (2,060)           (340)           (814)
  Interest expense                                       8,744          13,451          14,812           3,926           7,308
  Interest expense charged by Ingram Industries         24,189          32,606          35,123          10,635            --
  Net foreign currency exchange loss                     6,873           7,751             701             226              63
  Other                                                    716           1,936           2,175             876           3,148
                                                  ------------    ------------    ------------    ------------    ------------
                                                        39,585          52,265          50,751          15,323           9,705
                                                  ------------    ------------    ------------    ------------    ------------

Income before income taxes and
  minority interest                                    100,705         134,616         196,757          39,610          69,045

Provision for income taxes                              39,604          53,143          84,889          15,854          28,453
                                                  ------------    ------------    ------------    ------------    ------------
Income before minority interest                         61,101          81,473         111,868          23,756          40,592

Minority interest                                       (2,243)         (2,834)          1,189             (72)            215
                                                  ------------    ------------    ------------    ------------    ------------
Net income                                        $     63,344    $     84,307    $    110,679    $     23,828    $     40,377
                                                  ============    ============    ============    ============    ============

Earnings per share                                $       0.52    $       0.69    $       0.88    $       0.20    $       0.28
                                                  ============    ============    ============    ============    ============


       See accompanying notes to these consolidated financial statements

                               INGRAM MICRO INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                               (DOLLARS IN 000S)



                                                             Additional              Cumulative
                                         Common Stock          Paid in    Retained  Translation   Unearned
                                     Class A      Class B      Capital    Earnings   Adjustment  Compensation     Total
                                    ---------    ---------    ---------   --------- -----------  -------------  ---------
January 1, 1994                     $    --      $   1,073    $  22,427   $ 134,471   $  (2,512)   $    --      $ 155,459
Translation adjustment                                                                    2,541                     2,541
Net income                                                                   63,344                                63,344
                                    ---------    ---------    ---------   ---------   ---------    ---------    ---------
December 31, 1994                        --          1,073       22,427     197,815          29         --        221,344
Translation adjustment                                                                    5,144                     5,144
Net income                                                                   84,307                                84,307
                                    ---------    ---------    ---------   ---------   ---------    ---------    ---------
December 30, 1995                        --          1,073       22,427     282,122       5,173         --        310,795
Noncash compensation charge
  related to stock options                                       23,170                                            23,170
Distribution to Ingram Industries                                           (20,000)                              (20,000)
Grant of restricted Class B
  Common Stock                                           1          713                                 (714)        --
Net proceeds from sale of
  Class A Common Stock                    232                   393,612                                           393,844
Stock options exercised                    10                     1,612                                             1,622
Income tax benefit from
  exercise of stock options                                       8,123                                             8,123
Conversion of Class B Common
  Stock to Class A Common Stock             8           (8)
Amortization of unearned
  compensation                                                                                           180          180
Translation adjustment                                                                   (3,263)                   (3,263)
Net income                                                                  110,679                               110,679
                                    ---------    ---------    ---------   ---------   ---------    ---------    ---------
December 28, 1996                         250        1,066      449,657     372,801       1,910         (534)     825,150
Noncash compensation charge
  related to stock options                                        1,753                                             1,753
Stock options exercised                     8                     1,249                                             1,257
Income tax benefit from
  exercise of stock options                                       5,020                                             5,020
Amortization of unearned
  compensation                                                                                            60           60
Translation adjustment                                                                   (8,481)                   (8,481)
Net income                                                                   40,377                                40,377
                                    ---------    ---------    ---------   ---------   ---------    ---------    ---------
March 29, 1997 (unaudited)          $     258    $   1,066    $ 457,679   $ 413,178   $  (6,571)   $    (474)   $ 865,136
                                    =========    =========    =========   =========   =========    =========    =========


       See accompanying notes to these consolidated financial statements

                                INGRAM MICRO INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                (DOLLARS IN 000S)




                                                                            Fiscal Year                   Thirteen Weeks ended
                                                              -------------------------------------     -----------------------
                                                                                                        March 30,     March 29,
                                                                 1994          1995         1996          1996          1997
                                                              ---------     ---------     ---------     ---------     ---------
                                                                                                               (UNAUDITED)
Cash provided (used) by operating activities:
  Net income                                                  $  63,344     $  84,307     $ 110,679     $  23,828     $  40,377
  Adjustments to reconcile net income to
    cash provided by operating activities:
    Depreciation and amortization                                18,675        25,394        36,170         7,700        10,326
    Deferred income taxes                                        (4,668)       (8,632)       (1,635)       (2,285)       (1,892)
    Minority interest                                            (2,243)       (2,834)        1,189           (72)          215
    Noncash compensation charge                                    --            --          23,350         6,745         1,813
  Changes in operating assets and liabilities,
    net of effects of acquisitions:
    Trade accounts receivable                                  (232,268)     (320,177)     (237,747)      (10,214)      (81,599)
    Inventories                                                (345,511)     (580,116)     (239,054)      135,278      (322,031)
    Other current assets                                        (12,846)      (15,877)      (46,291)       (4,635)       (3,916)
    Accounts payable                                            411,012       543,822       399,995      (117,676)      114,732
    Accrued expenses                                             17,452        22,828        31,372        (3,444)       50,620
                                                              ---------     ---------     ---------     ---------     ---------
    Cash provided (used) by operating activities                (87,053)     (251,285)       78,028        35,225      (191,355)

Cash provided (used) by investing activities:
  Purchase of property & equipment                              (31,286)      (52,985)     (105,584)      (14,186)      (19,358)
  Acquisitions, net of cash acquired                            (15,088)         --            --            --            --
  Other                                                           3,765         4,188        (1,596)       (1,925)       (1,955)
                                                              ---------     ---------     ---------     ---------     ---------
      Cash used by investing activities                         (42,609)      (48,797)     (107,180)      (16,111)      (21,313)

Cash provided (used) by financing activities:
  Proceeds from sale of Class A Common Stock                       --            --         393,844          --            --
  Proceeds from sale of Redeemable Class B Common Stock            --            --          17,223          --            --
  Exercise of stock options including tax benefits                 --            --          11,331          --           6,276
  (Decrease) increase in borrowings from Ingram Industries      103,580       224,437      (513,792)      (55,930)         --
  Proceeds from (repayment of) debt                              (4,930)         (838)       49,717           238        53,135
  Net borrowings  under revolving credit facility                44,636        74,666        80,618        15,456       168,750
  Distribution to Ingram Industries                                --            --         (20,000)         --            --
  Minority interest investment                                     --            --           2,400         2,400          --
                                                              ---------     ---------     ---------     ---------     ---------
      Cash provided (used) by financing activities              143,286       298,265        21,341       (37,836)      228,161

Effect of exchange rate changes on cash                             354           364          (826)         (619)       (1,634)
                                                              ---------     ---------     ---------     ---------     ---------
Increase (decrease) in cash                                      13,978        (1,453)       (8,637)      (19,341)       13,859

Cash, beginning of year                                          44,391        58,369        56,916        56,916        48,279
                                                              ---------     ---------     ---------     ---------     ---------
Cash, end of period or year                                   $  58,369     $  56,916     $  48,279     $  37,575     $  62,138
                                                              =========     =========     =========     =========     =========

Supplemental disclosure of cash flow information:

Cash payments during the period:
  Interest                                                    $  32,528     $  45,164     $  50,071     $  15,216     $   7,089
  Income taxes                                                   47,152        54,506       101,091        22,913        15,324

Cash payments include payments made to
  Ingram Industries for interest and U.S. income taxes


       See accompanying notes to these consolidated financial statements

                              INGRAM MICRO INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     Ingram Micro Inc. (the "Company" or "Ingram Micro"), formerly Ingram Micro Holdings Inc., is primarily engaged in wholesale distribution and marketing of microcomputer hardware and software products. The Company conducts the majority of its operations in North America and Europe. In November 1996, the Company's former parent, Ingram Industries Inc. ("Ingram Industries"), consummated a split-off of the Company in a tax-free reorganization (the "Split-Off"). In connection with the Split-Off, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios. See Note 3 for further information.

     On April 29, 1996, Ingram Micro Inc., a Delaware corporation, was formed to hold all of the outstanding stock of Ingram Micro Holdings Inc. ("Holdings"). In October 1996, just prior to the Company's initial public offering, Holdings merged with and into such Delaware corporation. The merger did not impact the Company's financial statements, since the Company's historical financial statements for earlier periods reflect the capital structure described herein.

     The accompanying historical consolidated financial statements have been prepared as if the Company had operated as an independent stand alone entity for all periods presented except that prior to the Split-Off, the Company generally had no significant borrowings in North America other than amounts due Ingram Industries. See Notes 7 and 11 regarding long-term debt and related party transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The Company's significant accounting policies are described below:

   Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

   Fiscal Year

     The fiscal year of the Company is a 52 or 53 week period ending on the Saturday nearest to December 31. All references herein to "1994," "1995" and "1996" represent the 52 week fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996, respectively.

   Accounting Estimates

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

   Cash

     Outstanding checks of $72,868 in 1995 and $128,233 in 1996 are included in accounts payable.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

   Revenue Recognition

     Revenue is recognized at the time of product shipment. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

   Vendor Programs

     Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, reduction of selling, general and administrative expenses or revenue according to the nature of the program.

     The Company does not provide warranty coverage for its product sales. However, to maintain customer relations, the Company facilitates domestic vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 90 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

     The Company generated approximately 22% of its net sales in fiscal 1994, 32% in 1995 and 35% in 1996 from products purchased from three vendors.

   Inventories

     Inventories are stated at the lower of average cost or market.

   Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:

          Leasehold improvements                         3 - 12 years
          Distribution equipment                         5 - 7 years
          Computer equipment                             2 - 5 years

     Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized. Realization of carrying value is assessed annually.

   Goodwill

     Goodwill is amortized on a straight-line basis over periods ranging from five to twenty years. Accumulated amortization was $13,576 at December 30, 1995 and $16,566 at December 28, 1996. The Company evaluates the recoverability of goodwill and reviews the amortization periods on an annual basis. Recoverability is measured on the basis of anticipated undiscounted cash flows from operations. At December 30, 1995 and December 28, 1996, no impairment was indicated.

   Income Taxes

     The temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities are provided using the liability method.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

   Foreign Currency Translation

     Financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for the results of operations. Translation adjustments are recorded as a separate component of stockholders' equity when the local currency is the functional currency. Translation adjustments are recorded in income when the U.S. dollar is the functional currency. The U.S. dollar is the functional currency for the Company's subsidiaries in Mexico, Singapore and Malaysia.

   Financial Instruments

     The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items.

     The carrying amounts of intercompany debt due to Ingram Industries and debt issued pursuant to bank credit agreements approximate fair value because interest rates on these instruments approximate current market interest rates.

   Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. The Company sells its products primarily in the United States, Europe, Canada and Mexico. The Company performs ongoing credit evaluations of its customers' financial condition, utilizes floor plan financing arrangements with third party financing companies, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses.

   Derivative Financial Instruments

     The Company operates internationally with distribution facilities in various locations around the world. The Company reduces its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. The majority of the Company's derivative financial instruments have terms of 90 days or less. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

     Derivative financial instruments are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Written foreign currency options are used to mitigate currency risk in conjunction with purchased options. Gains or losses on written foreign currency options are adjusted to market value at the end of each accounting period and have not been material to date.

     The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of currency interest rate swaps is the underlying principal and currency amounts used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company's involvement in the various types and uses of derivative financial instruments and are not a measure of the Company's exposure to credit or market risks through its use of derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into like off-setting contracts with similar remaining maturities based on quoted market prices.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

     Credit exposure is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions and other contract provisions.

     Derivative financial instruments comprise the following:

                                                    1995                         1996
                                            ---------------------       ------------------------
                                            NOTIONAL    ESTIMATED        NOTIONAL     ESTIMATED
                                            AMOUNTS    FAIR VALUE        AMOUNTS      FAIR VALUE
                                           ---------   ----------       ---------     ----------
     Foreign exchange forward contracts     $109,218     $(1,971)        $178,873       $1,498
     Purchased foreign currency options       75,928         485           30,857          146
     Written foreign currency options        121,183        (615)          44,017         (112)
     Currency interest rate swaps             25,655      (1,056)          25,655          410

   Employee Benefits

     The Company participated in Ingram Industries' defined contribution plan covering substantially all U.S. employees. As a result of the Split-Off, the Company established its own employee benefit plans. The plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company's contributions charged to expense were $764 in 1994, $1,399 in 1995 and $1,642 in fiscal 1996.

   Accounting for Stock-Based Compensation

   The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in FAS 123) had been applied beginning in 1996.

   Earnings Per Share

     Historical earnings per share for fiscal 1995 and 1994 reflect the Company's capital structure as a result of the formation of the Delaware corporation in connection with the Split-Off. Earnings per share is determined based on the number of shares outstanding after giving effect to the Split-Off ( 107,251,362, 107,251,362 and 109,043,762 at December 31, 1994, December 30, 1995
and December 28, 1996, respectively) in addition to all dilutive common stock and common stock equivalent shares. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, such shares issued within 12 months of the initial public offering (the "IPO") of the Company's Class A Common Stock are treated as if they were outstanding for all periods presented prior to the IPO using the treasury stock method (14,155,229 at December 31, 1994 and December 30, 1995). The number of common and common equivalent shares outstanding used in the computation of earnings per share for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996 was 121,406,591, 121,406,591, and 125,436,376, respectively. ). The number of common and common equivalent shares outstanding used in the computation of earnings per share for the thirteen weeks ended March 30, 1996 and March 29, 1997 was 121,406,591 and 145,369,321, respectively.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which will become effective in the fourth quarter of 1997. FAS 128 replaces the presentation of earnings per share reflected on the Statement of Income with a dual presentation of Basic Earnings per Share ("Basic EPS") and Diluted Earnings per Share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

dilution that could occur if stock options and other commitments to issue common stock were exercised resulting in the issuance of common stock that then shared in the earnings of the Company. FAS 128 does not permit early application; however, it requires, when implemented in the fourth quarter, the restatement of previously reported earnings per share for each income statement presented. Pro forma disclosure of earnings per share information as if the Company had implemented FAS 128 for the fiscal years ended 1994, 1995, 1996 and the thirteen weeks ended March 30, 1996 and March 29, 1997 is as follows:


PRO FORMA EARNINGS PER SHARE (unaudited):                FISCAL YEAR END                     THIRTEEN WEEKS ENDED
                                            -------------------------------------------    --------------------------
                                                                                             MARCH 30,     MARCH 29,
                                                1994           1995             1996           1996          1997
                                            -----------    -----------      -----------    -----------    -----------
Net income                                  $    63,344    $    84,307      $   110,679    $    23,828    $    40,377
                                            ===========    ===========      ===========    ===========    ===========

Weighted average shares                     107,251,362    107,251,362      112,285,058    107,251,362    134,773,566
                                            ===========    ===========      ===========    ===========    ===========

Basic earnings per share                    $      0.59    $      0.79      $      0.99    $      0.22    $      0.30
                                            ===========    ===========      ===========    ===========    ===========

Weighted average shares including
  the dilutive effect of stock options      121,406,591    121,406,591      125,436,376    121,406,591    145,369,321
                                            ===========    ===========      ===========    ===========    ===========

Diluted earnings per share                  $      0.52    $      0.69      $      0.88    $      0.20    $      0.28
                                            ===========    ===========      ===========    ===========    ===========

   Interim Financial Information

     The accompanying interim financial statements have been prepared without audit, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures herein are adequate to make information presented not misleading. These statements should be read in conjunction with the Company's financial statements for the year ended December 28, 1996. The results of operations for the thirteen week period is not necessarily indicative of results for the full year.

     In the opinion of management, the accompanying interim financial statements contain all adjustments of a normal and recurring nature necessary for a fair presentation of the Company's financial position as of March 29, 1997, its results of operations for the thirteen weeks ended March 30, 1996 and March 29, 1997, and its cash flows for the thirteen weeks ended March 30, 1996 and March 29, 1997.

NOTE 3 - SPLIT-OFF, REORGANIZATION AND EXCHANGE

     In November 1996, the Split-off was effected pursuant to a Reorganization Agreement among the Company, Ingram Industries, and its subsidiary, Ingram Entertainment Inc. ("Ingram Entertainment"), and an Exchange Agreement among such companies and the stockholders of Ingram Industries. Pursuant to the Reorganization Agreement, the Company retained all of the assets and liabilities associated with the Company's business and indemnified Ingram Industries for all liabilities related to the Company's business and operations or otherwise assigned to the Company. In addition, the Reorganization Agreement provided for the sharing by the Company of approximately 73% of certain contingent assets and liabilities not allocated to one of the parties. The Company assumed a portion of Ingram Industries' debt in return for the extinguishment of intercompany indebtedness (see Note 5).

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

     In connection with the Reorganization Agreement, the Company entered into an Employee Benefits Transfer and Assumption Agreement with Ingram Industries which provided for the allocation of employee benefit assets and liabilities to each of the parties relating to their continuing employees. The Company also entered into a Tax Sharing and Tax Services Agreement pursuant to which the Company will be responsible for its allocable share of Ingram Industries' consolidated federal and state income tax liabilities for fiscal 1996 through the date of the Split-Off and approximately 73% of any adjustment in excess of reserves already established by Ingram Industries for past federal and state liabilities of the Company and Ingram Industries. Similarly, the Company will share in any refunds received with respect to such periods. The Company also entered into Transitional Service Agreements related to certain administrative services and data processing (see Note 11).

     Pursuant to the Exchange Agreement, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios.

NOTE 4 - ACQUISITIONS

     In April and August 1994, the Company acquired two separate wholesale distributors (Keylan S.A. and Datateam Sverige AB) with operations in Spain, Sweden, Denmark and Norway. The combined consideration paid was $15,088 cash and $5,279 of notes payable to sellers. The acquired companies had assets of $48,748 and liabilities of $35,034. The acquisitions were accounted for using the purchase method of accounting. The purchase price was allocated to the assets purchased and the liabilities assumed based on fair values at the date of acquisition. The excess of the purchase price over fair value of net assets acquired totaling $6,653 was recorded as goodwill.

     The operating results of these acquired businesses have been included in the consolidated statement of income from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

NOTE 5 - ACCOUNTS RECEIVABLE

     From February 1993 through the Split-Off, the Company had an arrangement with Ingram Industries whereby the Company sold all of its domestic trade accounts receivable to Ingram Industries on an ongoing basis. Ingram Industries transferred certain trade accounts receivable from the Company and other Ingram Industries affiliates to a trust which sold certificates representing undivided interests in the total pool of trade receivables without recourse. At December 30, 1995, the accounts receivable and due to Ingram Industries amounts in the Company's consolidated balance sheet have not been reduced to reflect the sale of such receivables.

     In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries accounts receivable securitization agreement as it related to the Company was assumed by the Company. The arrangement with the trust extends to December 31, 1999 and renews biannually under an evergreen provision up to a maximum term of twenty years. As of the Split-Off, the trust had sold $160,000 of medium term certificates. In addition, approximately $13,000 of trust certificate-backed commercial paper was outstanding on that date. Assumption of the securitization program resulted in a $160,000 reduction of trade accounts receivable and long-term debt on the Company's consolidated balance sheets at December 28, 1996 and March 29, 1997 to reflect the sale of such receivables. Amounts outstanding under the commercial paper program totaling $50,000 at December 28, 1996 are included in long-term debt in the consolidated balance sheet at December 28, 1996.

     Fees in the amount of $1,537 in 1996 related to the sale of trade accounts receivable under the medium term certificates are included in other expenses in the consolidated statement of income. Prior to the Company assuming the accounts receivable securitization program, such fees were included in interest expense charged by Ingram Industries.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 6 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                             FISCAL YEAR END
                                        -----------------------      MARCH 29,
                                           1995          1996          1997
                                        ---------     ---------     ---------
                                                                    (UNAUDITED)
Land                                    $   2,359     $  18,746     $  18,673
Buildings and leasehold improvements       26,381        67,765        71,568
Distribution equipment                     62,462        83,242        91,878
Computer equipment                         59,161        83,594        84,691
                                        ---------     ---------     ---------
                                          150,363       253,347       266,810
Accumulated depreciation                  (61,237)      (92,175)      (97,329)
                                        ---------     ---------     ---------
                                        $  89,126     $ 161,172     $ 169,481
                                        =========     =========     =========

     Depreciation expense was $21,785 in 1995 and $33,180 in 1996.

NOTE 7 - LONG-TERM DEBT AND DUE TO INGRAM INDUSTRIES

     Prior to the Split-Off, Ingram Industries managed most treasury activities for the Company, including the arrangement of short-term and long-term financing on a centralized, consolidated basis. Using a centralized cash management system, the Company's domestic cash receipts were remitted to Ingram Industries and domestic cash disbursements were funded by Ingram Industries on a daily basis. The Company's historical financial statements reflect funding provided by Ingram Industries to the Company, and net cash used by the Company, as amounts due to Ingram Industries. This arrangement was terminated effective with the Split-Off. At December 28, 1996, all amounts due to Ingram Industries had been repaid with the exception of certain federal and state estimated tax payments made on the Company's behalf relating to the period prior to the Split-Off.

     Ingram Industries charged the Company interest expense on the outstanding intercompany balance based on Ingram Industries' domestic weighted average cost of funds. The average rate was 6.99% in fiscal 1994, 7.38% in 1995 and 7.25% in 1996.

     Prior to the Split-Off, the Company and other Ingram Industries affiliates participated in Ingram Industries' unsecured revolving credit agreement with a syndicate of banks. Under this agreement, Ingram Industries and its affiliates borrowed in various currencies up to $380,000 at various money market and bid rates. The weighted average borrowing rate was 7.00% at December 30, 1995. The agreement was guaranteed by certain subsidiaries of the Company and other Ingram Industries affiliates. The Company's participation in Ingram Industries' revolving credit agreement was terminated concurrently with the Split-Off.

     Effective upon completion of the Company's initial public offering, the Company entered into a $1,000,000 revolving credit agreement (the "Credit Facility") with a syndicate of banks. The Credit Facility is unsecured and matures on October 30, 2001. Revolving loan rate and competitive bid interest rate options are available under the Credit Facility. The spread over LIBOR for revolving rate loans as well as a facility fee will be determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company's senior unsecured debt. At December 28, 1996, the Company had $201,475 of outstanding borrowings under this Credit Facility. The weighted average interest rate on outstanding borrowings at December 28, 1996 was 5.44%.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

     The Company is required to comply with certain financial covenants, including minimum net worth, current ratio and interest coverage. The Company is also subject to certain restrictions on the amount of funded debt and the payment of dividends. At December 28, 1996, the Company was in compliance with these covenants.

     At December 28, 1996, commercial paper in the amount of $50,000 was outstanding under the Company's accounts receivable securitization program (see
Note 5) and is included in long-term debt. The weighted average interest rate on this commercial paper was 5.7% at December 28, 1996.

     The Company's subsidiaries outside the United States have lines of credit and short-term overdraft facilities with various banks worldwide which provide for borrowings aggregating $62,424. Most of these arrangements are reviewed periodically for renewal. At December 28, 1996, the Company had $22,752 outstanding under these facilities.

     Long-term debt consists of the following:


                                         FISCAL YEAR END
                                     -----------------------     MARCH 29,
                                        1995          1996         1997
                                     ---------     ---------     ---------
                                                                (UNAUDITED)
Revolving credit facility            $ 141,521     $ 201,475     $ 363,532
Overdraft facilities                     5,782        22,752        12,057
Commercial paper                          --          50,000       105,000
Other                                   29,453        29,806        27,942
                                     ---------     ---------     ---------
                                       176,756       304,033       508,531
Less current maturities of
  long-term debt                        (6,332)      (23,899)      (13,170)
                                     ---------     ---------     ---------
                                     $ 170,424     $ 280,134     $ 495,361
                                     =========     =========     =========


Annual maturities of long-term debt as of December 28, 1996 are as follows:

                    1997                                  $ 23,899
                    1998                                       512
                    1999                                       460
                    2000                                       393
                    2001 and thereafter                    278,769
                                                          --------
                                                          $304,033
                                                          ========

NOTE 8 - INCOME TAXES

     The components of income before taxes and minority interest consist of the following:


                                    FISCAL YEAR END
                           --------------------------------
                             1994        1995        1996
                           --------    --------    --------
United States              $ 99,701    $124,277    $165,576
Foreign                       1,004      10,339      31,181
                           --------    --------    --------
    Total                  $100,705    $134,616    $196,757
                           ========    ========    ========

     The provision for income taxes consists of the following:

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


                                             FISCAL YEAR END
                                    ----------------------------------
                                      1994         1995         1996
                                    --------     --------     --------
Current:
    Federal                         $ 35,989     $ 44,615     $ 64,252
    State                              4,060        9,544        9,952
    Foreign                            4,223        7,616       13,076
                                    --------     --------     --------
                                      44,272       61,775       87,280
Deferred:
    Federal                           (2,472)      (4,082)      (5,241)
    State                                136         (949)         462
    Foreign                           (2,332)      (3,601)       2,388
                                    --------     --------     --------
                                      (4,668)      (8,632)      (2,391)
                                    --------     --------     --------
Total income tax provision          $ 39,604     $ 53,143     $ 84,889
                                    ========     ========     ========

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows:


                                                      FISCAL YEAR END
                                             ----------------------------------
                                               1994         1995         1996
                                             --------     --------     --------
Net deferred tax assets and liabilities:
    Tax in excess of book basis of
      foreign operations                     $ 13,816     $ 19,511     $ 18,511
    Items not currently deductible             12,813       18,610       20,296
    Depreciation                                 (958)      (1,564)        (881)
    Other                                         263          492          758
                                             --------     --------     --------
                    Total                    $ 25,934     $ 37,049     $ 38,684
                                             ========     ========     ========




     Net current deferred tax assets of $19,307 and $22,038 are included in other current assets and other current liabilities at December 30, 1995 and December 28, 1996, respectively. Net non-current deferred tax assets of $17,742 and $16,646 are included in other assets and other liabilities at December 30, 1995 and December 28, 1996, respectively.

     Reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:


                                                      FISCAL YEAR END
                                                    ------------------
                                                    1994   1995   1996
                                                    ----   ----   ----
U.S. statutory rate                                  35%    35%    35%
State income taxes, net of federal
  income tax benefit                                  3%     4%     4%
Noncash compensation                                                2%
Foreign rates in excess of statutory rate             1%     1%     2%
                                                     --     --     --
Effective tax rate                                   39%    40%    43%
                                                     ==     ==     ==

     The Company was included in the consolidated federal income tax return filed by Ingram Industries through the date of the Split-Off. Taxes related to the Company, prior to the Split-Off, were determined on a separate entity basis and taxes

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

payable were remitted to Ingram Industries every two months. Taxes payable to Ingram Industries of $14,303 at December 30, 1995 and $10,521 at December 28, 1996 are included in accrued expenses.

     At December 28, 1996, the Company had foreign net operating loss carryforwards of $50,530 of which approximately one-half have no expiration date.

     The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations. Any related taxes on the undistributed earnings are immaterial.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

     There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial position or results of operations.

     The Company has arrangements with certain finance companies which provide accounts receivable and inventory financing facilities for its customers. The Company assesses the financial stability of the finance companies and the payment terms are within 3 to 30 days of product shipment. In conjunction with certain of these arrangements, the Company has inventory repurchase agreements with the finance companies that would require it to repurchase certain inventory which might be repossessed from the customers by the finance companies. Such repurchases have been insignificant to date.

     The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended December 31, 1994, December 30, 1995 and December 28, 1996 was $16,574, $28,367 and $34,784, respectively.

     Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of December 28, 1996 are as follows:


   1997                                       $24,628
   1998                                        21,268
   1999                                        19,184
   2000                                        12,922
   2001                                         9,739
   Later years                                 31,905

NOTE 10 - SEGMENT INFORMATION

     The Company operates predominantly in a single industry segment as a wholesale distributor of microcomputer hardware and software. Geographic areas in which the Company operates include the United States (United States and the majority of the Company's exports), Europe (Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden and the United Kingdom) and Other (Canada, Malaysia, Mexico, and Singapore). Transfers between geographic areas primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation. Net sales, income from operations and identifiable assets by geographic area are as follows:

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                                 FISCAL YEAR
                                                 --------------------------------------------
                                                    1994             1995             1996
                                                 ----------       ----------      -----------
NET SALES
     United States
         Sales to unaffiliated customers         $4,122,338       $5,969,749      $ 8,289,776
         Transfers between geographic areas          76,696           86,961          140,721
     Europe                                       1,078,250        1,849,129        2,590,120
     Other                                          629,611          797,989        1,143,555
     Eliminations                                   (76,696)         (86,961)        (140,721)
                                                 ----------       ----------      -----------

         Total                                   $5,830,199       $8,616,867      $12,023,451
                                                 ==========       ===========     ===========

INCOME FROM OPERATIONS:
     United States                               $  123,796       $  156,749      $   201,961
     Europe                                           8,079           19,576           21,593
     Other                                            8,415           10,556           23,954
                                                 ----------       ----------      -----------

         Total                                   $  140,290       $  186,881      $   247,508
                                                 ==========       ==========      ===========

IDENTIFIABLE ASSETS:
     United States                               $1,381,798       $1,996,642      $ 2,227,997
     Europe                                         393,346          669,309          800,755
     Other                                          199,145          274,947          338,195
                                                 ----------       ----------      -----------

         Total                                   $1,974,289       $2,940,898      $ 3,366,947
                                                 ==========       ==========      ===========

     No single customer accounts for 10% or more of the Company's net sales.

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

     Historically, Ingram Industries provided certain administrative services to the Company. Prior to the Split-Off, the Company was allocated a portion of the costs of these administrative services. Charges for these services were based upon utilization and at amounts which management believes are less than the amounts which the Company would have incurred as a stand-alone entity. Such amounts are reflected as charges allocated from Ingram Industries on the consolidated statement of income. Subsequent to the Split-Off, such allocations ceased and the Company entered into Transitional Service Agreements with Ingram Industries relating to the continued provision of certain administrative services including payroll processing through December 31, 1997. The Company believes that the terms of these agreements are on a basis as favorable as those that would be obtained from third parties on an arm's length basis. In addition, the Company entered into the Data Center Services Agreement with Ingram Entertainment and a division of Ingram Industries pursuant to which the Company has agreed to provide computer services and maintenance. Charges for these services are based on a pro-rata allocation of costs incurred by the Company in operating the data services center.

     Prior to the Split-Off, Ingram Industries also provided guarantees to certain of the Company's vendors and for certain of the Company's leases; no charges from Ingram Industries were reflected in the Company's financial statements for such guarantees. Such guarantees ceased concurrently with the Split-Off.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

     The Company leases warehouse and office space from certain of its stockholders. Total rental payments were $784 in 1994 and $ 1,645 in fiscal 1996 and 1995, respectively.

     Other transactions with Ingram Industries affiliates include sales of $3,056 in fiscal 1994, $5,281 in 1995 and $3,464 in 1996.

NOTE 12 - STOCK OPTIONS AND INCENTIVE PLANS

     The Company adopted Statement of Financial Accounting Standards No. 123 ("FAS 123") in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with APB 25. Therefore, the adoption of FAS 123 had no impact on the Company's financial condition or results of operations. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              1996
                                                            --------

     Net Income              As reported                    $110,679
                             Pro forma                       106,825

     Earnings per share      As reported                    $   0.88
                             Pro forma                          0.85

     For pro forma disclosure, the fair value of compensatory stock options, restricted stock grants and stock purchase rights was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: dividend yield of 0%; expected volatility of 0% for options granted prior to the IPO and 39.4% for options granted concurrently with the IPO, risk free interest rates ranging from 5.6% to 5.8%, and expected lives for each plan ranging from 1.71 years to 3.5 years.

   Rollover Stock Option Plan

     Certain of the Company's employees participated in Ingram Industries' qualified and non-qualified stock option and SAR plans. Ingram Industries' plans provided for the grant of options and SARs at fair value. In conjunction with the Split-Off, Ingram Industries options and SARs held by the Company's employees and certain other Ingram Industries options, SARs and Incentive Stock Units ("ISUs") were converted to or exchanged for Ingram Micro options ("Rollover Stock Options") to purchase Class A Common Stock. Approximately 10,989,000 Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options will be fully vested by the year 2000 and no such options expire later than 10 years from the date of grant. The Company recorded a noncash compensation charge of approximately $23,350 ($19,483 net of tax) in 1996 related to the vested portion of certain Rollover Stock Options based on the difference between the estimated fair value of such options at the applicable measurement dates and the exercise price of such options. The weighted average fair value of Rollover Stock Options for pro forma disclosure was $7.60.

1996 Equity Incentive Plan

     As of April 30, 1996, the Company adopted the 1996 Equity Incentive Plan, as amended (the "Plan"), and Ingram Industries approved the grant of options under this plan. The Plan authorized the granting of options to purchase up to 12,000,000 shares of Common Stock. In June 1996, the Company issued options under the Plan at $7.00 per share to purchase an aggregate of approximately 4,618,000 shares of Class B Common Stock to all eligible employees of the Company. These options vest and generally become exercisable over five years from the issue date and expire eight years from the issue date.

     In November 1996, the Company issued options under the Plan at $18.00 per share (the initial public offering price) to purchase an aggregate of approximately 5,137,000 shares of Class A Common Stock to certain executive officers, employees and directors of the Company. Options to purchase 2,680,000 shares vest at the end of nine years; however, such options will vest earlier if the Company achieves certain performance criteria. All such options expire ten years from the issue date. The

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

remaining options to purchase 2,457,000 shares vest and generally become exercisable over five years and expire eight years from the issue date.

     The weighted average fair value of options granted in 1996 for pro forma disclosure was $3.87.

     A summary of the status of the Company's stock option plans as of December 28, 1996 and changes during the year then ended is presented below:


                                                                 WEIGHTED-
                                                                 AVERAGE
                                                     SHARES      EXERCISE
                                                      (000)       PRICE
                                                     ------     ---------
Rollover Stock Options                               10,989     $    1.83
Stock options granted during the year                 9,756         12.79
Stock options exercised                              (1,078)         1.32
Forfeitures                                             (20)         1.87
                                                     ------     ---------
Outstanding at end of year                           19,647     $    7.30
                                                     ======     =========

     The following table summarizes information about stock options outstanding at December 28, 1996:

                                           OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                -------------------------------------------    --------------------------------
                                                 WEIGHTED
                                  NUMBER         AVERAGE        WEIGHTED            NUMBER         WEIGHTED
RANGE OF EXERCISE PRICES        OUTSTANDING     REMAINING       AVERAGE        EXERCISABLE AT      AVERAGE
        PRICES                  AT 12/28/96        LIFE      EXERCISE PRICE        12/28/96     EXERCISE PRICE
------------------------        -----------     ---------    --------------    --------------   --------------
   $0.66 - $3.32                    9,891          5.4          $  1.83              1,748         $ 1.48
      $ 7.00                        4,618          7.5             7.00                  -              -
      $18.00                        5,138          7.8            18.00                200          18.00
                                -----------                  --------------    --------------   --------------
                                   19,647                       $  7.30              1,948         $ 3.18
                                ===========                  ==============    ==============   ==============

     1996 Employee Stock Purchase Plan

     In October 1996, the Board of Directors and stockholders adopted the 1996 Employee Stock Purchase Plan (the "ESPP"). The ESPP permits eligible employees of the Company to purchase Class A Common Stock through payroll deductions, provided that no employee may accrue the right to purchase more than $25 worth of stock under all employee stock purchase plans of the Company in any calendar year. Up to 1,000,000 shares of Class A Common Stock will be initially available for sale under the ESPP. The initial offering period commenced on November 1, 1996 and will end on the last market trading day on or before December 31, 1998. The purchase price under the initial offer is the lower of $18.00 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. Employees may end their participation in the ESPP at any time during an offering period, and they will be paid their payroll deductions accumulated to date. Participation ends automatically on termination of employment with the Company and will terminate in all events on the last business day of October 2006.

     The weighted average fair value of these purchase rights granted in 1996 was $4.79.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 13 - COMMON STOCK

     The Company has two classes of Common Stock, consisting of 265,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 1,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders are entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. Each share of Class B Common Stock may at any time be converted to a share of Class A Common Stock; however, conversion will occur automatically on the earliest to occur of (i) the fifth anniversary of the consummation of the Split-Off; (ii) the sale or transfer of such share of Class B Common Stock to any person not specifically authorized to hold such shares by the Company's Certificate of Incorporation; or (iii) the date on which the number of shares of Class B Common Stock then outstanding represents less than 25% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     Initial Public Offering

     On November 1, 1996, the Company sold 23,200,000 shares of Class A Common Stock at $18.00 per share in an initial public offering. Proceeds of $393,844, net of underwriters' commissions and expenses of the offering aggregating $23,756, were received and used to repay indebtedness to Ingram Industries in the amount of $366,340. The remaining amount of $27,504 was used for working capital purposes.

     Key Employee Stock Purchase Plan

     As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares with proceeds of approximately $17,573. The shares sold thereby are subject to certain restrictions on transfer and to repurchase by the Company upon termination of employment prior to certain specified vesting dates at the original offering price. The Company has repurchased 50,000 of such shares.

     In addition, the Company granted, pursuant to the Stock Purchase Plan, 107,000 restricted shares of Class B Common Stock to certain officers and employees of the Company. These shares are subject to vesting. Prior to vesting, these restricted grant shares are subject to forfeiture to the Company without consideration upon termination of employment. At December 28, 1996, 5,000 of such shares have been forfeited to the Company. Unearned compensation in the amount of $714 related to the restricted shares was recorded as a separate component of stockholders' equity and is amortized to noncash compensation over the vesting period. The amount amortized to noncash compensation in 1996 was $180.

     The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended December 28, 1996 and the thirteen weeks ended March 29, 1997 is as follows:

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                               COMMON STOCK
                                                      -----------------------------      REDEEMABLE
                                                         CLASS A          CLASS B          CLASS B
                                                      ------------     ------------     ------------
JANUARY 1, 1994                                               --        107,251,362             --
Shares issued during the year                                 --               --               --
                                                      ------------     ------------     ------------
DECEMBER 31, 1994                                             --        107,251,362             --
Shares issued during the year                                 --               --               --
                                                      ------------     ------------     ------------
DECEMBER 30, 1995                                             --        107,251,362             --
Shares issued during the year for:
     Grant of restricted Class B Common Stock                               102,000
     Sale of Class A Common Stock                       23,200,000
     Sale of Redeemable Class B Common Stock                                               2,510,400
     Repurchase of Redeemable Class B Common Stock                                           (50,000)
     Stock options exercised                             1,077,696
     Conversion of Class B Common Stock
       to Class A Common Stock                             770,000         (770,000)
                                                      ------------     ------------     ------------
DECEMBER 28, 1996                                       25,047,696      106,583,362        2,460,400
Shares issued during the period for:
  Stock options exercised                                  739,083             --               --
                                                      ------------     ------------     ------------
MARCH 29, 1997 (UNAUDITED)                              25,786,779      106,583,362        2,460,400
                                                      ============     ============     ============

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Ingram Micro Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at December 30, 1995 and December 28, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICE WATERHOUSE LLP

Costa Mesa, California
February 18, 1997

                                INGRAM MICRO INC.

                           ROLLOVER STOCK OPTION PLAN

     SECTION 1. PURPOSE. The purpose of the Ingram Micro Inc. Rollover Stock Option Plan is to provide for the granting of options to purchase shares of Micro's common stock upon the conversion and cancellation of certain options to purchase shares of, and ISUs and SARs relating to, common stock of Industries as provided in the Conversion Agreement in connection with the split-off pursuant to the Exchange Agreement.

     SECTION 2. DEFINITIONS. As used in the Plan, the following terms shall have the meanings set forth below:

     "BOARD" means the Board of Directors of Micro.

     "CAUSE" means commission of acts of dishonesty, disloyalty or acts substantially detrimental to the welfare of Micro, Industries or Entertainment or any of their respective Subsidiaries, as determined by the respective Boards of Directors, or designated committees thereof.

     "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

     "COMMITTEE" means a committee of the Board designated by the Board to administer the Plan and composed of not less than the minimum number of persons from time to time required by Rule 16b-3, each of whom, to the extent necessary to comply with Rule 16b-3 only, is a "non-employee director" within the meaning of Rule 16b-3. Until otherwise determined by the Board, the Compensation Committee designated by the Board shall be the Committee under the Plan. If the Board has not designated a committee to administer the Plan, the term "Committee" shall mean the Board.

     "CONVERSION AGREEMENT" means the Stock Option, SAR and ISU Conversion and Exchange Agreement, dated as of the date of the Closing among the Ingram Companies and the other Persons set forth on the signature pages thereof.

     "EMPLOYEE" means an employee of Micro, Industries or Entertainment or any of their respective Subsidiaries.

     "EMPLOYER" means a Participant's employer on the date that an Option is granted hereunder to such Participant or any of such Employer's respective parent or subsidiary corporations.

     "ENTERTAINMENT" means Ingram Entertainment Inc.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     "EXCHANGE AGREEMENT" means the Exchange Agreement dated as of September 4, 1996, as amended and restated as of October 17, 1996, among the Ingram Companies and the other Persons set forth on the signature pages thereof.

     "EXECUTIVE OFFICER" means, at any time, an individual who is an executive officer of Micro within the meaning of Exchange Act Rule 3b-7 or who is an officer of Micro within the meaning of Exchange Act Rule 16a-1(f).

     "FAIR MARKET VALUE" means with respect to the Shares, as of any given date or dates, the reported closing price of a share of such class of common stock on such exchange or market as is the principal trading market for such class of common stock. If such class of common stock is not traded on an exchange or principal trading market on such date, the fair market value of a Share shall be determined by the Committee in good faith taking into account as appropriate recent sales of the Shares, recent valuations of the Shares, the lack of liquidity of the Shares, the fact that the Shares may represent a minority interest and such other factors as the Committee shall in its discretion deem relevant or appropriate.

     "FIRST CLOSING" shall have the meaning ascribed thereto in the Exchange Agreement.

     "INCENTIVE STOCK OPTION" means a right to purchase Shares from Micro that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

     "INDUSTRIES" means Ingram Industries Inc.

     "INGRAM COMPANY" means each of Micro, Industries and Entertainment and their respective Subsidiaries.

     "INGRAM FAMILY" means Martha Ingram, her descendants (including any adopted Persons and their descendants) and their respective spouses.

     "ISU" shall have the meaning ascribed thereto in the Conversion Agreement.

     "MICRO" means Ingram Micro Inc.

     "NON-QUALIFIED STOCK OPTION" means a right to purchase Shares from Micro that is granted under Section 6 of the Plan and that is not intended to be an Incentive Stock Option.

     "OPTION" means an Incentive Stock Option or a Non-Qualified Stock Option.

     "OPTION AGREEMENT" means the written agreement evidencing an Option in substantially the form attached hereto as Annex 1.

     "PARTICIPANT" means any Employee set forth in Schedule 1 to the Conversion Agreement holding Options, ISUs or SARs outstanding as of the First Closing under any Industries Equity-Based Plan (as defined in the Conversion Agreement) and to the extent applicable, any heirs or legal representatives thereof.

     "PERSON" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

     "PLAN" means this Rollover Stock Option Plan.

     "PUBLIC OFFERING" means an underwritten registered public offering of Shares of any class of common stock of Micro.

     "PURCHASE AGREEMENT" means an agreement substantially in the form attached hereto as Annex 2 or Annex 3, as the case may be, to be executed by Micro and a Participant as a condition to the exercise, prior to a Public Offering, by such Participant of any Option granted hereunder.

     "RULE 16B-3" means Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

     "SAR" shall have the meaning ascribed thereto in the Conversion Agreement.

     "SEC" means the Securities and Exchange Commission or any successor thereto.

     "SHARES" means shares of the Class A Common Stock, $.01 par value per share, of Micro, or such other securities of Micro as may be designated by the Committee from time to time pursuant to the provisions of the Plan.

     "SUBSIDIARY" means, with respect to Industries, Entertainment or Micro, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person at any time after the First Closing.

     SECTION 3. ADMINISTRATION.

     (a) Authority of Committee. The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) determine whether, to what extent, and under what circumstances Options may be settled or exercised in cash, Shares, other securities or other property, or suspended and the method or methods by which Options may be settled, exercised or suspended;
(ii) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other property and other amounts payable with respect to an Option shall be deferred either automatically or at the election of the holder thereof or of the Committee; (iii) interpret and administer the Plan and any instrument or agreement relating to, or Option made under, the Plan; (iv) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (v) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. The Committee shall treat each Participant equally under this Section 3(a) and without regard to whether any such Participant is employed by Micro, Entertainment or Industries or any of their respective parent or subsidiary corporations, as the case may be.

     (b) Committee Discretion Binding. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Option shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including any Ingram Company, any Participant, any holder or beneficiary of any Option, any stockholder and any Employee.

     SECTION 4. SHARES AVAILABLE FOR OPTIONS.

     (a) Shares Available. Subject to adjustment as provided in Section 4(b), the number of Shares with respect to which Options may be granted under the Plan shall be 12,000,000.

     (b) Adjustments. In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of Shares or other securities of Micro or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to preserve the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares of Micro (or number and kind of other securities or property) with respect to which Options may thereafter be granted, (ii) the number of Shares or other securities of Micro (or number and kind of other securities or property) subject to outstanding Options, and (iii) the exercise price with respect to any Option, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Option; provided, in each case, that except to the extent deemed desirable by the Committee (A) with respect to Options that are intended to qualify as Incentive Stock Options, no such adjustment shall be authorized to the extent that such adjustment would cause the Plan to violate Section 422(b)(1) of the Code and (B) with respect to any Option, no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan's meeting the requirements of Section 162(m) of the Code.

     (c) Sources of Shares Deliverable Under Options. Any Shares delivered pursuant to an Option may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

     SECTION 5. ELIGIBILITY. Participation in the Plan is limited to those Employees who qualify as Participants as of the First Closing.

     SECTION 6. STOCK OPTIONS.

     (a) Grant. The Employees to whom Options shall be granted, the number of Shares to be covered by each Option, the option price therefor, the type of Option and the conditions and limitations applicable to the exercise of the Option shall be determined in accordance with the Conversion Agreement, including Schedule 1 thereto. Options will be Incentive Stock Options, Non-Qualified Stock Options or both, as provided in the Conversion Agreement. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code.

     (b) Exercise Price. The Committee shall establish the exercise price as provided in Schedule 1 to the Conversion Agreement.

     (c) Exercise. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, subject to the Conversion Agreement, specify in the applicable Option Agreement or thereafter. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

     (d) Payment. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the option price therefor is received by Micro. Such payment may be made in cash, or its equivalent, or, if and to the extent permitted by the Committee, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to Micro as of the date of such tender is at least equal to such option price.

     SECTION 7. TERMINATION OR SUSPENSION OF EMPLOYMENT. The following provisions shall apply in the event of the Participant's termination of employment unless the Committee shall have provided otherwise, either at the time of the grant of the Option or thereafter.

     (a) Nonqualified Stock Options.

         (i) Termination of Employment. Except as the Committee may at any time otherwise provide or as required to comply with applicable law, if the Participant's employment with the Participant's Employer or any of its Subsidiaries is terminated for any reason other than death, permanent and total disability, retirement or Cause, the Participant's right to exercise any Nonqualified Stock Option shall terminate, and such Option shall expire, on the earlier of (A) the 60th day following such termination of employment or (B) the date such Option would have expired had it not been for the termination of employment. The Participant shall have the right to exercise such Option prior to such expiration to the extent it was exercisable at the date of such termination of employment and has not subsequently been exercised.

         (ii) Death, Disability or Retirement. Except as the Committee may at any time otherwise provide or as required to comply with applicable law, if the Participant's employment with the Participant's Employer or any of its Subsidiaries is terminated by reason of death, permanent and total disability, or retirement, the Participant or his successor (if employment is terminated by death) shall have the right to exercise any Nonqualified Stock Option during the one-year period following such termination of employment, to the extent it was exercisable and outstanding at the date of such termination of employment, but in no event shall such option be exercisable later than the date the Option would have expired had it not been for the termination of such employment. The meaning of the terms "permanent and total disability" and "retirement" shall be determined by the Committee.

         (iii) Cause. On the date the Participant's employment with the Participant's Employer or any of its Subsidiaries is terminated for Cause, the Participant's right to exercise any Nonqualified Stock Option shall terminate and such Option shall expire.

         (iv) Acceleration and Extension of Exercisability. Notwithstanding the foregoing, the Committee may, in its discretion, provide at any time (A) that an Option granted to a Participant may terminate at a date later than that set forth above, provided such date shall not be beyond the date the Option would have expired had it not been for the termination of the Participant's employment and (B) that an Option may become immediately exercisable when it finds that such acceleration would be in the best interests of Micro.

     (b) Incentive Stock Options. Except as otherwise determined by the Committee at the time of grant or otherwise or as required to comply with applicable law, if the Participant's employment with the Participant's Employer or any of its Subsidiaries is terminated for any reason other than for Cause, the Participant shall have the right to exercise any Incentive Stock Option during the 60 days after such termination of employment to the extent it was exercisable at the date of such termination, but in no event later than the date the Option would have expired had it not been for the termination of such employment. If the Participant does not exercise such Option to the full extent permitted by the preceding sentence, the remaining exercisable portion of such Option automatically will be deemed a Non-Qualified Stock Option, and such Option will be exercisable during the period set forth in Section 7(a) of the Plan, provided that in the event that employment is terminated because of death or the Participant dies in such 60-day period the Option will continue to be an Incentive Stock Option to the extent provided by Section 421 or Section 422 of the Code, or any successor provision, and any regulations promulgated thereunder. On the date the Participant's employment with his Employer or any of its Subsidiaries is terminated for Cause, the Participant's right to exercise any Incentive Stock Option shall terminate and such Option shall expire.

     (c) Any time spent by a Participant in the status of "leave without pay" shall be disregarded for purposes of determining the extent to which any Option or portion thereof has vested or otherwise become exercisable or nonforfeitable.

     SECTION 8. AMENDMENT AND TERMINATION.

     (a) Amendments to the Plan. Subject to the provisions of the Conversion Agreement, the Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement which is a prerequisite for exemptive relief from Section 16(b) of the Exchange Act, for which or with which the Board deems it necessary or desirable to qualify or comply. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with local rules and regulations in any jurisdiction outside the United States.

     (b) Amendments to Options. Subject to the provisions of the Conversion Agreement, the Committee may waive any conditions or rights under, amend any terms of, or alter or suspend any Option theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration or suspension that would adversely affect the rights of any Participant or any holder or beneficiary of any Option theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

     (c) Cancellation. Any provision of this Plan or any Option Agreement to the contrary notwithstanding, the Committee may cause any Option granted hereunder to be cancelled in consideration of a cash payment or alternative Option made to the holder of such cancelled Option equal in value to the Fair Market Value of such cancelled Option on the date of cancellation.

     SECTION 9. GENERAL PROVISIONS.

     (a) Nontransferability. No Option shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution provided, however, that an Option other than an Incentive Stock Option may be transferable, to the extent set forth in the applicable Option Agreement, (i) if such Option Agreement provisions do not disqualify such Option for exemption under Rule 16b-3 or (ii) if such Option is not intended to qualify for exemption under such rule.

     (b) No Rights to Options. Except as provided in the Conversion Agreement or herein, no Employee, Participant or other Person shall have any claim to be granted any Option, and there is no obligation for uniformity of treatment of Employees, Participants, or holders or beneficiaries of Options. The terms and conditions of Options need not be the same with respect to each recipient.

     (c) Share Certificates. All certificates for Shares or other securities of Micro or any Subsidiary delivered under the Plan pursuant to any Option or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission or any stock exchange upon which such Shares or other securities are then listed and any applicable laws or rules or regulations, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

     (d) Withholding. A Participant may be required to pay to the Participant's Employer and such Employer shall have the right and is hereby authorized to withhold from any payment due or transfer made under any Option or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities or other property) of any applicable withholding taxes in respect of an Option, its exercise, or any payment or transfer under an Option or under the Plan and to take such other action as may be necessary in the opinion of the Employer to satisfy all obligations for the payment of such taxes.

     (e) Option Agreements. Each Option hereunder shall be evidenced by an Option Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Option and any rules applicable thereto.

     (f) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent Micro or any of its Subsidiaries from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock and Shares (subject to stockholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

     (g) No Right to Employment. The grant of an Option shall not be construed as giving a Participant the right to be retained in the employ of the Participant's Employer or any other Ingram Company. Further, the Participant's Employer may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan or otherwise, unless otherwise expressly provided in the Plan or in any Option Agreement.

     (h) Rights as a Stockholder. Subject to the provisions of the applicable Option, no Participant or holder or beneficiary of any Option shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares.

     (i) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Option Agreement shall be determined in accordance with the laws of the State of Delaware.

     (j) Severability. If any provision of the Plan or any Option is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, Person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

     (k) Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Option if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle Micro to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to Micro by a Participant in connection therewith shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Option granted hereunder shall be construed as an offer to sell securities of Micro, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

     (l) No Trust or Fund Created. Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between Micro or any of its Subsidiaries and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from Micro or any of its Subsidiaries pursuant to an Option, such right shall be no greater than the right of any unsecured general creditor of Micro or any of its Subsidiaries.

     (m) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Option, and the Committee shall determine whether cash or other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

     (n) Execution of Purchase Agreement; Disposition of Shares. Prior to a Public Offering, no Shares shall be issued pursuant to the exercise of an Option unless and until a Purchase Agreement shall be executed by Micro and the Participant. Each certificate representing Shares so acquired shall bear an appropriate legend setting forth the restrictions on transfer of such Shares as provided by such Purchase Agreement.

     (o) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

     SECTION 10. TERM OF THE PLAN.

     (a) Effective Date. The Plan shall be effective as of August 20, 1996, subject to approval by the stockholders of Micro.

     (b) Expiration Date. Subject to earlier termination by Micro, the Plan shall expire 90 days after the First Closing. Unless otherwise expressly provided in the Plan or in an applicable Option Agreement, any Option granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust or suspend any such Option or to waive any conditions or rights under any such Option shall, continue after the authority for grant of new Options hereunder has been exhausted or terminated.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     An itemized statement of the estimated amount of the expenses, other than underwriting discounts and commissions, incurred and to be incurred in connection with the issuance and distribution of the securities registered pursuant to this Registration Statement is as follows:

      Securities and Exchange Commission registration fee..........................  $ 15,216
      Printing and engraving expenses..............................................    16,000
      Accounting fees and expenses.................................................    10,000
      Legal fees and expenses......................................................    20,000
      Transfer Agent fees and expenses.............................................     5,000
      Miscellaneous................................................................     3,784
                                                                                      -------
                Total..............................................................   $70,000
                                                                                      =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

     Section 102 of the DGCL allows the Company to eliminate or limit the personal liability of a director to the Company or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person's duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the DGCL or (iv) obtains an improper personal benefit. Article Tenth of the Company's Certificate of Incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware General Corporation Law.

     Article Tenth of the Company's Certificate of Incorporation provides that the Company shall indemnify any person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by Delaware Law. Each such indemnified party shall have the right to be paid by the Company for any expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. Article Tenth of the Company's Certificate of Incorporation also provides that the Company may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as the Board


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
of Directors shall determine to be appropriate and authorized by Delaware Law.

     As permitted by Delaware Law and the Company's Certificate of Incorporation, the Company maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the second quarter of 1996, the Company offered 2,775,000 shares of its Class B Common Stock to certain of its employees, of which 2,510,400 shares were purchased for $17.6 million. The shares were issued without registration under the Securities Act in reliance upon the exemptions from registration afforded by
Section 4(2) of the Securities Act, and Regulation D and Regulation S promulgated under the Securities Act. All such shares were issued pursuant to the Company's Key Employee Stock Purchase Plan and are subject to certain restrictions.

     Reference is made to "Management--Rollover Plan; Incentive Stock Units" and "The Split-Off and the Reorganization--The Split-Off" regarding shares, and options exercisable for shares, of the Company's Common Stock, issued in connection with the Split-Off, the purchasers thereof and the consideration therefor. Such issuances will occur without registration under the Securities Act in reliance upon the exemptions from registration afforded by Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A)  LIST OF EXHIBITS.



 3.01  --   Form of Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.01 to the Company's Registration Statement
            on Form S-1 (File No. 333-08453) (the "IPO S-1"))

 3.02  --   Form of Bylaws of the Registrant (incorporated by reference to
            Exhibit 3.02 to the IPO S-1)

 3.03  --   Form of Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.03 to the IPO S-1)

 4.01  --   Specimen Certificate for the Class A Common Stock, par value $0.01 per share, of the Registrant (incorporated by reference to Exhibit
            4.01 to the IPO S-1)

 5.01  --   Opinion of James E. Anderson, Jr., the Registrant's Senior Vice
            President, Secretary and General Counsel*

10.01  --   Ingram Micro Inc. Executive Incentive Bonus Plan (incorporated by reference to Exhibit 10.01 to the IPO S-1)

10.02  --   Ingram Micro Inc. Management Incentive Bonus Plan (incorporated by reference to Exhibit 10.02 to the IPO S-1)

10.03  --   Ingram Micro Inc. General Employee Incentive Bonus Plan
            (incorporated by reference to Exhibit 10.03 to the IPO S-1)

10.04  --   Agreement dated as of December 21, 1994 between the Company and
            Jeffrey R. Rodek (incorporated by reference to Exhibit 10.04 to the
            IPO S-1)

10.05  --   Agreement dated as of April 25, 1988 between the Company and Sanat
            K. Dutta (incorporated by reference to Exhibit 10.05 to the IPO S-1)

10.06  --   Agreement dated as of June 21, 1991 between the Company and John Wm.
            Winkelhaus, II (incorporated by reference to Exhibit 10.06 to the
            IPO S-1)

10.07  --   Ingram Micro Inc. Rollover Stock Option Plan (incorporated by reference to Exhibit 10.07 to the IPO S-1)

10.08  --   Ingram Micro Inc. Key Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.08 to the IPO S-1)

10.09  --   Ingram Micro Inc. 1996 Equity Incentive Plan (incorporated by reference to Exhibit 10.09 to the IPO S-1)

10.10  --   Ingram Micro Inc. Amended and Restated 1996 Equity Incentive Plan
            (incorporated by reference to Exhibit 10.10 to the IPO S-1)

10.11  --   Severance Agreement dated as of June 1, 1996 among the Company,
            Ingram Industries, Linwood A. Lacy, Jr., and NationsBank, N.A., as
            trustee of the Linwood A. Lacy, Jr. 1996 Irrevocable Trust dated
            February 1996 (incorporated by reference to Exhibit 10.11 to the IPO
            S-1)

10.12  --   Credit Agreement dated as of October 30, 1996 among the Company and
            Ingram European Coordination Center N.V., Ingram Micro Singapore Pte
            Ltd., and Ingram Micro Inc., as Borrowers and Guarantors, certain financial institutions, as the Lenders, NationsBank of Texas, N.A., as Administrative Agent for the Lenders and The Bank of Nova Scotia
            as Documentation Agent for the Lenders (incorporated by reference to
            Exhibit 10.12 to the Company's Registration Statement on Form S-1
            (File No. 333-16667) (the "Thrift Plan S-1"))

10.13  --   Amended and Restated Reorganization Agreement dated as of October
            17, 1996 among the Company, Ingram Industries, and Ingram
            Entertainment (incorporated by reference to Exhibit 10.13 to the
            Thrift Plan S-1)

10.14  --   Registration Rights Agreement dated as of November 6, 1996 among the
            Company and the persons listed on the signature pages thereof
            (incorporated by reference to Exhibit 10.14 to the Thrift Plan S-1)

10.15  --   Board Representation Agreement dated as of November 6, 1996
            (incorporated by reference to Exhibit 10.15 to the Thrift Plan S-1)

10.16  --   Thrift Plan Liquidity Agreement dated as of November 6, 1996 among the Company and the Ingram Thrift Plan (incorporated by reference to
            Exhibit 10.16 to the Thrift Plan S-1)

10.17  --   Tax Sharing and Tax Services Agreement dated as November 6, 1996 among the Company, Ingram Industries, and Ingram Entertainment
            (incorporated by reference to Exhibit 10.17 to the Thrift Plan S-1)

10.18  --   Master Services Agreement dated as of November 6, 1996 among the
            Company, Ingram Industries, and Ingram Entertainment (incorporated by reference to Exhibit 10.18 to the Thrift Plan S-1)

10.19  --   Employee Benefits Transfer and Assumption Agreement dated as of
            November 6, 1996 among the Company, Ingram Industries, and Ingram
            Entertainment (incorporated by reference to Exhibit 10.19 to the
            Thrift Plan S-1)

10.20  --   Data Center Services Agreement dated as of November 6, 1996 among the Company, Ingram Book Company, and Ingram Entertainment Inc.
            (incorporated by reference to Exhibit 10.20 to the Thrift Plan S-1)

10.21  --   Amended and Restated Exchange Agreement dated as of November 6, 1996 among the Company, Ingram Industries, Ingram Entertainment and the
            other parties thereto (incorporated by reference to Exhibit 10.21 to the Thrift Plan S-1)

10.22  --   Agreement dated as of August 26, 1996 between the Company and
            Jerre L. Stead (incorporated by reference to Exhibit 10.22 to the
            IPO S-1)

10.23  --   Definitions for Ingram Funding Master Trust Agreements (incorporated by reference to Exhibit 10.23 to the IPO S-1)

10.24  --   Asset Purchase and Sale Agreement dated as of February 10, 1993 between Ingram Industries and Ingram Funding (incorporated by reference to Exhibit 10.24 to the IPO S-1)

10.25  --   Pooling and Servicing Agreement dated as of February 10, 1993 among
            Ingram Funding, Ingram Industries and Chemical Bank (incorporated by reference to Exhibit 10.25 to the IPO S-1)

10.26  --   Amendment No. 1 to the Pooling and Servicing Agreement dated as of
            February 12, 1993, the Asset Purchase and Sale Agreement dated as of
            February 12, 1993, and the Liquidity Agreement dated as of February
            12, 1993 (incorporated by reference to Exhibit 10.26 to the IPO S-1)

10.27  --   Certificate Purchase Agreement dated as of July 23, 1993
            (incorporated by reference to Exhibit 10.27 to the IPO S-1)



10.28  --  Schedule of Certificate Purchase Agreements (incorporated by reference to Exhibit 10.28 to the IPO S-1)

10.29  --  Series 1993-1 Supplement to Ingram Funding Master Trust Pooling and
           Servicing Agreement dated as of July 23, 1993 (incorporated by reference to Exhibit 10.29 to the IPO S-1)

10.30  --  Schedule of Supplements to Ingram Funding Master Trust Pooling and
           Servicing Agreement dated as of July 23, 1993 (incorporated by reference to Exhibit 10.30 to the IPO S-1)

10.31  --  Letter of Credit Reimbursement Agreement dated as of February 10,
           1993 (incorporated by reference to Exhibit 10.31 to the IPO S-1)

10.32  --  Liquidity Agreement dated as of February 10, 1993 (incorporated by reference to Exhibit 10.32 to the IPO S-1)

10.33  --  Amendment No. 2 to the Pooling and Servicing Agreement dated as of
           February 12, 1993, the Asset Purchase and Sale Agreement dated as of
           February 12, 1993, and the Liquidity Agreement dated as of February
           12, 1993 (incorporated by reference to Exhibit 10.33 to the IPO S-1)

10.34  --  Agreement dated as of October 10, 1996 between the Company and
           Michael J. Grainger (incorporated by reference to Exhibit 10.34 to the IPO S-1)

10.35  --  Form of Repurchase Agreement (incorporated by reference to Exhibit
           10.35 to the IPO S-1)

21.01  --  Subsidiaries of the Registrant*

23.01  --  Consent of Price Waterhouse LLP*

23.02  --  Consent of James E. Anderson, Jr. Senior Vice President, Secretary
           and General Counsel of the Registrant*

24.01  --  Powers of Attorney of certain officers and directors of the
           Registrant*

99.01  --  Cautionary Statements for Purposes of the "Safe Harbor" Provisions of
           the Private Securities Litigation Reform Act of 1995 (incorporated by reference to Exhibit 99.01 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, filed with the Commission on March 24, 1997)



-------------------
* Previously filed

     (B) FINANCIAL STATEMENT SCHEDULES

     See Schedule II on page S-1. All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable or the information is contained in the Consolidated Financial Statements and related notes and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (6) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Ingram Micro Inc. has caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on this 11th day of June, 1997.


                                        INGRAM MICRO INC.


                                        By:      /s/ James E. Anderson, Jr.
                                                 ------------------------------
                                        Name:    James E. Anderson, Jr.
                                        Title:   Senior Vice President,
                                                 Secretary and General Counsel



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.




SIGNATURE                                        TITLE                                           DATE
---------                                        -----                                           ----

                    *                            Chief Executive Officer (Principal              June 11, 1997
-------------------------------------------      Principal Executive Officer);
Jerre L. Stead                                   Chairman of the Board


                    *                            Executive Vice President and                    June 11, 1997
------------------------------------------       Worldwide Chief Financial Officer
Michael J. Grainger                              (Principal Financial Officer
                                                 and Principal Accounting Officer)


                    *                            Director                                        June 11, 1997
------------------------------------------
Martha R. Ingram


                    *                            Director                                        June 11, 1997
------------------------------------------
John R. Ingram


                    *                            Director                                        June 11, 1997
------------------------------------------
David B. Ingram


SIGNATURE                                        TITLE                                           DATE
---------                                        -----                                           ----



                     *                           Director                                        June 11, 1997
------------------------------------------
Philip M. Pfeffer


                                                 Director                                        June 11, 1997
------------------------------------------
Don H. Davis, Jr.


                     *                           Director                                        June 11, 1997
------------------------------------------
J. Phillip Samper


                     *                           Director                                        June 11, 1997
------------------------------------------
Joe B. Wyatt

* Pursuant to Power of Attorney previously filed with the Commission

/s/ James E. Anderson, Jr.                       Attorney-in-Fact                                June 11, 1997
------------------------------------------
    James E. Anderson, Jr.

                                INGRAM MICRO INC.

                 SCHEDULE II --VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                         BALANCE AT   CHARGED TO                             BALANCE
                                                          BEGINNING   COSTS AND                             AT END OF
                      DESCRIPTION                          OF YEAR     EXPENSES      OTHER(*)   DEDUCTIONS    YEAR
---------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts receivable
   and sales returns:
   1996...............................................      $30,791     $28,619      $4,606     $(25,394)    $38,622
   1995...............................................       25,668      24,168         673      (19,718)     30,791
   1994...............................................       18,594      20,931          (4)     (13,853)     25,668

Inventory Obsolescence:
   1996...............................................      $12,245     $13,836      $ (153)    $(12,602)    $13,326
   1995...............................................       10,706      13,199         207      (11,867)     12,245
   1994...............................................        9,431       9,410         257       (8,392)     10,706

--------------------
* Other includes recoveries, acquisitions and the effect of fluctuations in foreign currency.



                                      S-1